   As filed with the Securities and Exchange Commission on November 7, 1996
                                                   Registration No. 333-07019
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                                DENAMERICA CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



          GEORGIA                                5812                          58-1861457
-------------------------------     ----------------------------           ----------------------
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                 ---------------
                     7373 NORTH SCOTTSDALE ROAD, SUITE D-120
                            SCOTTSDALE, ARIZONA 85253
                                 (602) 483-7055
               (Address, including zip code, and telephone number,
                      including area code, of Registrant's
                          principal executive offices)
                                 ---------------

           JACK M. LLOYD                                         COPIES TO:
  CHAIRMAN OF THE BOARD AND PRESIDENT                       ROBERT S. KANT, ESQ.
          DENAMERICA CORP.                                 JERE M. FRIEDMAN, ESQ.
7373 NORTH SCOTTSDALE ROAD, SUITE D-120                O'CONNOR, CAVANAGH, ANDERSON,
     SCOTTSDALE, ARIZONA 85253                         KILLINGSWORTH & BESHEARS, P.A.
          (602) 483-7055                            ONE EAST CAMELBACK ROAD, SUITE 1100
                                                          PHOENIX, ARIZONA  85012
                                                              (602) 263-2606
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                 ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after the Registration Statement becomes effective.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /X/
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                              Proposed Maximum                  AMOUNT OF
            Title of Shares                       Amount to be                   Aggregate                    REGISTRATION
            to be Registered                     Registered(1)               Offering Price(2)                     FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(3).........................             4,006,792 Shares             $20,785,233.69                   $6,298.56
Common Stock(4).........................               290,000 Shares               1,740,000.00                      527.27
Common Stock(5).........................               109,650 Shares                 657,900.00                      199.36
Common Stock(6).........................                54,998 Shares                 276,639.94                       83.83
Common Stock(7).........................                28,354 Shares                 153,395.14                       46.48
Common Stock(8).........................               131,920 Shares                 821,861.60                      249.05
Common Stock(9).........................                38,826 Shares                 232,956.00                       70.59
                                                    -----------------           ------------------               -----------
         Total..........................             4,660,540 Shares             $24,667,986.18                   $7,475.14(10)
====================================================================================================================================

(1) Pursuant to Rule 416, this Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with anti-dilution provisions of the various warrants and unit purchase options to which this Registration Statement applies.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).
(3) Such shares are being registered for resale from time to time by certain Selling Shareholders.
(4) Such shares are being registered for resale from time to time by certain Selling Shareholders upon exercise of the warrants issued in October 1994 to the representatives of the underwriters of the Company's initial public offering.
(5) Such shares are being registered for resale from time to time by certain Selling Shareholders upon exercise of certain warrants issued from November 16, 1992 through February 3, 1993 in connection with the issuance of the Company's Series A Preferred Stock.
(6) Such shares are being registered for resale from time to time by certain Selling Shareholders upon exercise of certain warrants issued in June 1993 in connection with the issuance of subordinated notes.
(7) Such shares are being registered for resale from time to time by certain Selling Shareholders upon exercise of certain warrants issued in June 1993 in connection with investment banking services.
(8) Such shares are being registered for resale from time to time by certain Selling Shareholders upon exercise of unit purchase options (the "Unit Purchase Options") issued in December 1992 in connection with placement agent services.
(9) Such shares are being registered for resale from time to time by certain Selling Shareholders upon exercise of certain warrants to be issued upon exercise of the Unit Purchase Options.
(10)     Of the $7,475.14 of registration fee, $7,339.72 was previously paid.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                SUBJECT TO COMPLETION, DATED NOVEMBER 7, 1996
PROSPECTUS



                        4,660,540 SHARES OF COMMON STOCK


                                DENAMERICA CORP.


         This Prospectus relates to the following shares of common stock, par value $.10 per share (the "Common Stock"), that may be sold from time to time by certain selling shareholders (the "Selling Shareholders") of DenAmerica Corp. (the "Company"): (i) 4,006,792 outstanding shares of Common Stock; (ii) 290,000 shares of Common Stock that may be sold upon exercise of certain non-redeemable warrants (the "Representatives' Warrants") that were issued in October 1994 to the representatives of the underwriters of the Company's initial public offering, each of which entitles the holder to purchase one share of Common Stock at a price of $6.00 per share until October 18, 1999; (iii) 109,650 shares of Common Stock that may be sold upon exercise of certain redeemable warrants (the "Preferred Warrants") that were issued from November 16, 1992 through February 2, 1993 in connection with the issuance of the Company's Series A Preferred Stock, each of which entitles the holder to purchase one share of Common Stock at a price of $6.00 per share until their expiration during the period from November 16, 1996 through February 2, 1997; (iv) 54,998 shares of Common Stock that may be sold upon exercise of certain non-redeemable warrants (the "Levy Warrants") that were issued in June 1993 in connection with the issuance of certain subordinated notes, each of which entitles the holder to purchase one share of Common Stock at a price of $5.03 per share until October 18, 1999; (v) 28,354 shares of Common Stock that may be sold upon exercise of certain non-redeemable warrants (the "Trask Warrants") that were issued in June 1993 in connection with investment banking services, each of which entitles the holder to purchase one share of Common Stock at a price of $5.41 per share until July 27, 1997; (vi) 131,920 shares of Common Stock that may be sold upon exercise of 4.9812 unit purchase options (the "Unit Purchase Options") that were issued in December 1992 in connection with placement agent services, each of which entitles the holder to purchase units consisting of 26,484 shares of Common Stock and non-redeemable warrants (the "Unit Warrants") to purchase 7,795 shares of Common Stock at an exercise price of $165,000 per unit until October 18, 1997; and (vii) 38,826 shares of Common Stock that may be sold upon exercise of the Unit Warrants issuable upon exercise of the Unit Purchase Options, each of which entitles the holder to purchase one share of Common Stock at a price of $6.00 per share until October 18, 1997. The Representatives' Warrants, Preferred Warrants, Levy Warrants, Trask Warrants, and Unit Warrants sometimes are collectively referred to herein as the "Selling Shareholders'
Warrants." To the extent required by applicable law or Securities and Exchange Commission regulations, this Prospectus shall be delivered to purchasers upon resale of such Common Stock by the Selling Shareholders. None of the proceeds of sales by such Selling Shareholders will be received by the Company.



         The Company's Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "DEN." On October 31, 1996, the last sale price of the Common Stock as reported on the AMEX was $4.63 per share.



         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," WHICH BEGINS ON PAGE 6 OF THIS PROSPECTUS.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     THE DATE OF THIS PROSPECTUS IS , 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Transition Report on Form 10-K for the year ended December 27, 1995, as filed by the Company on June 12, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1996, as filed by the Company on May 16, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1996, as filed by the Company on August 19, 1996; (iv) the Company's Current Report on Form 8-K as filed by the Company on April 15, 1996, as amended by Form 8-K/A filed by the Company on June 12, 1996; (v) the Company's Current Report on Form 8-K as filed by the Company on May 3, 1996; (vi) the Company's Current Report on Form 8-K as filed by the Company on July 18, 1996, as amended by Form 8-K/A filed by the Company on September 16, 1996, Form 8-K/A filed by the Company on November 1, 1996, and Form 8-K/A filed by the Company on November 6, 1996; and (vii) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A as filed with the Commission on October 18, 1994. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


         The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to DenAmerica Corp., 7373
N. Scottsdale Road, Suite D-120, Scottsdale, Arizona 85253, (telephone (602) 483-7055), Attention: Secretary.



                           FORWARD-LOOKING STATEMENTS



         This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of any outstanding options or warrants.


                                   THE COMPANY


         The Company operates 182 Denny's restaurants, 99 Black-eyed Pea restaurants, and 33 restaurants under various other trade names in 32 states. In addition, the Company franchises 29 Black-eyed Pea restaurants in 6 states. The Company has pursued an aggressive growth strategy, having acquired or developed all of its restaurants since April 1986. The Company intends to increase the number of its restaurants through the development of new Denny's and Black-eyed Pea restaurants, the acquisition of existing Denny's restaurants, the franchising of additional Black-eyed Pea restaurants, and the acquisition and conversion to the Denny's or Black-eyed Pea concept of restaurants currently operating under other restaurant concepts. The Company also plans to convert to the Denny's concept certain of its restaurants currently operating under other restaurant concepts, to re-image to the new Denny's format certain of its Denny's restaurants that have not already been re-imaged, and to sell or close under-performing restaurants. In addition, the Company may expand its operations to include one or more additional restaurant concepts through the acquisition of one or more restaurant chains or multiple restaurant locations.



         The Company's Denny's restaurants represent approximately 12% of the approximately 1,500 Denny's restaurants worldwide, making the Company the world's largest Denny's restaurant franchisee in terms of revenue and the number of restaurants operated. No other franchisee operates more than 23 Denny's restaurants. Denny's restaurants are family-oriented, full-service dining establishments featuring a wide variety of traditional family fare. Denny's restaurants are designed to provide a casual dining atmosphere with moderately priced food and quick, efficient service and generally are open 24 hours a day, seven days a week. The Company believes that the Denny's name affords the Company significant benefits, including the national name recognition, popularity, and goodwill associated with Denny's restaurants.



         Black-eyed Pea restaurants are full-service, family dining establishments featuring wholesome home-style meals, including traditional favorites such as pot roast, chicken fried steak, roast turkey, vegetable dishes, and freshly baked breads and desserts. The Black-eyed Pea restaurant concept was established in 1975, and the number of Black-eyed Pea restaurants expanded rapidly through 1994, primarily in Texas and Oklahoma. The Company believes that the emphasis of Black-eyed Pea restaurants on quality food, a comfortable atmosphere, friendly service, and reasonable prices attracts a broad range of customers, including families and business people.



         The Company resulted from the March 29, 1996 merger (the "Merger") of Denwest Restaurant Corp. ("DRC") and American Family Restaurants, Inc. ("AFR"). In connection with the Merger, the four shareholders of DRC became the owners of shares representing approximately 53% of the outstanding voting power of the Company; the Company changed its name to DenAmerica Corp.; and the executive officers of DRC assumed the management of the Company. On July 3, 1996, the Company purchased all of the outstanding stock of Black-eyed Pea U.S.A., Inc. ("BEP"), which operates and franchises the rights to operate Black-eyed Pea restaurants (the "BEP Acquisition"). Had the Merger and BEP Acquisition occurred on December 28, 1994, the Company would have had revenue on a pro forma basis of approximately $327.0 million and $174.3 million in fiscal 1995 and the 27-week period ended July 3, 1996, respectfully.



         The Company believes that the Merger and the BEP Acquisition provide enhanced strategic, operational, and financial synergies and increased availability of capital resources. These advantages include (i) substantial reductions in operating expenses and increased operating income as overhead is consolidated, duplicative functions are eliminated, and other cost savings are realized; (ii) expansion of the Company's geographic network of restaurants into the predominately western and southwestern markets, which the Company believes will provide significant opportunities for growth through the development of new restaurants and the acquisition of existing restaurants; (iii) the ability to enter high-growth markets with complementary restaurant concepts; (iv) increased ability to finance, develop, acquire, convert, re-image, and franchise additional restaurants; and (v) increased ability to attract and retain highly qualified management personnel.



         The Company's growth strategy is to (a) develop new Denny's and Black-eyed Pea restaurants, (b) convert to the Denny's concept certain of its existing restaurants operating under other concepts, (c) re-image to the new Denny's format certain of its Denny's restaurants that have not already been re-imaged, (d) franchise additional Black-eyed Pea restaurants, (e) acquire existing Denny's restaurants and restaurants operating under other restaurant concepts that can be converted to Denny's restaurants, and (f) increase its operating efficiencies by concentrating its restaurant development, acquisitions, and franchising in specific markets where it has existing restaurants in order to gain advertising, management, and operating efficiencies, by selling or closing restaurants that are not profitable and cannot be successfully re-imaged or converted, and by capitalizing on operating synergies and efficiencies made possible by its acquisitions and expanding operations. The Company historically has funded its growth primarily through sale-leaseback financing arrangements and currently has in place commitments for approximately $20.0 million of sale-leaseback financing through 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING



Securities Offered by the Selling Shareholders.......   4,660,493 shares of Common Stock.
Common Stock Currently Outstanding...................   13,399,277 shares.
Use of Proceeds......................................   The Company intends to use the proceeds from the exercise of the
                                                        Selling Shareholders' Warrants and Unit Purchase Options described in this
                                                        Prospectus to provide working capital. The Company will not receive any of the proceeds of sales by the Selling Shareholders.
Risk Factors.........................................   Investors should carefully consider the factors discussed under
                                                        "Risk Factors."
American Stock Exchange symbol.......................   DEN



                SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA(1)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)




                                                                                                                 AS OF AND FOR THE
                                                            AS OF AND FOR THE FISCAL YEAR ENDING                   PERIOD ENDING
                                                  ---------------------------------------------------------   ----------------------
                                                  DEC. 26,    DEC. 31,   DEC. 30,     DEC. 28,     DEC. 27,    JUNE 28,     JULY 3,
                                                    1991        1992       1993         1994         1995        1995         1996
                                                    ----        ----       ----         ----         ----        ----         ----
                                                                                                              (26 WEEKS)  (27 WEEKS)
STATEMENT OF OPERATIONS DATA:
Restaurant sales ...........................      $  20,702   $  27,712  $  32,584   $  47,323     $  74,683   $  33,137   $ 79,173
Restaurant operating income ................          1,265       2,671      3,147       4,539         6,643       3,449      6,876
Administrative expenses ....................          1,461       1,867      2,050       2,619         3,380       1,603      3,181
Operating income (loss) ....................            (23)        930      1,328       1,320         3,263       1,846      3,695
Interest expense ...........................           (535)       (449)      (736)     (1,301)       (2,467)     (1,020)    (3,651)
Net income (loss), before
  extraordinary item .......................           (701)        (22)       140        (341)          200         427         20

OTHER DATA:
EBITDA(2) ..................................      $     655   $   1,923  $   2,656   $   2,821      $  6,722   $   3,029   $  6,531
Cash flows provided by (used in)
  operating activities .....................            985       1,633      2,493       2,410         6,305       2,368       (837)
Cash flows (used in) investing activities ..         (1,393)     (1,988)    (1,002)     (9,667)       (8,736)     (6,816)    (4,677)
Cash flows provided by (used in)
     financing activities ..................            400        (118)    (1,168)      7,092         2,273       4,290      5,514
Capital expenditures........................          1,499       2,346      1,574       9,667         8,736       6,816      4,446
Depreciation and amortization ..............            678         993      1,328       1,501         2,936       1,183      2,836
Ratio of earnings to fixed charges(3) ......            .41        1.11       1.15         .81          1.10        1.32       1.01
Number of restaurants, end of period .......             28          31         37          70           102          73        312

BALANCE SHEET DATA:
Working capital (deficit)...................      $  (2,470)  $  (3,213) $  (3,568)  $  (6,107)     $ (9,406)  $  (6,427)  $(33,902)
Intangibles, net............................          2,137       1,772      1,317      11,151        11,925      11,475     72,517
Total assets................................          8,618       9,907     14,529      35,028        53,785      40,571    166,160
Long-term debt, less current portion .......            602         475      2,135       7,552        10,371      12,422     43,594
Obligations under capital leases,
     less current obligations...............          2,289       2,808      4,307       7,151        19,881       6,906     24,034
Redeemable convertible preferred stock......             --          --         --       7,397         7,501       7,449         --
Shareholders' equity (deficit)..............         (1,102)     (1,703)    (1,218)        957           564       1,098     19,361



----------------
(1) The summary historical consolidated financial data presented are derived from DRC's historical financial statements and include the results of operations of AFR and BEP since the respective accounting dates of the Merger and the BEP Acquisition. See "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has consummated various acquisitions and has opened new restaurants during each of the five fiscal years shown. Accordingly, revenue increases and changes in other financial data in each of the years shown arise primarily from restaurant acquisitions and openings in each year.
(2) EBITDA represents income (loss) before minority interest in joint ventures, interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indication of the Company's operating performance or to cash flows from operations as a measure of liquidity. EBITDA is included because it is a basis upon which the Company assesses its financial performance.
(3) Earnings consist of pre-tax income after minority interests plus fixed charges, excluding capitalized interest. The Company's fixed charges consist of (i) interest, whether expensed or capitalized; (ii) amortization of debt expense, including any discount or premium whether expensed or capitalized; and (iii) a portion of rental expense representing the interest factor. Earnings were inadequate to cover fixed charges in fiscal years 1991 $(841,000) and 1994 $(550,000).



            The Company was incorporated in Georgia on September 25, 1989. The Company maintains its principal executive offices at 7373 North Scottsdale Road, Suite D-120, Scottsdale, Arizona 85253, and its telephone number is (602) 483-7055. As used in this Prospectus, the term "Company" refers to DenAmerica Corp. and its subsidiaries, predecessors, and acquired entities, including DRC and BEP. See "Business - Development of the Company."

               SUMMARY UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                            STATEMENTS OF OPERATIONS



         The following unaudited condensed consolidated pro forma statements of operations of the Company for the year ended December 27, 1995 and the 27-week period ended July 3, 1996, give effect to (i) the reverse purchase accounting for the Merger, which had an effective accounting date of March 27, 1996, as if it had occurred at the beginning of the period; (ii) the BEP Acquisition, which had an effective accounting date of June 24, 1996, as if it occurred at the beginning of the period; (iii) the repayment of the $6.0 million outstanding principal of the Company's Series A 13% Subordinated Notes due 2003, together with accrued and unpaid interest on such notes, as if it had occurred at the beginning of such period; and (iv) the net reduction in operating expenses of AFR and BEP after the Merger and the BEP Acquisition that occurred as a result of employee terminations, closing of duplicate administrative facilities, or contractual changes. The financial statements of AFR and BEP for the fiscal year ended December 27, 1995, include (a) AFR's financial statements for its fiscal year ended September 27, 1995, and (b) BEP's financial statements for its fiscal year ended April 1, 1996. The financial statements of AFR and BEP for the 27-week period ended July 3, 1996 include, prior to their acquisition by the Company, (1) AFR's financial statements for the three-month period ended March 27, 1996, and (2) BEP's financial statements for the period from January 9, 1996 to June 24, 1996. The unaudited condensed consolidated pro forma statements of operations presented herein do not purport to represent what the Company's actual results of operations would have been had the Merger, the BEP Acquisition, or the other transactions described above occurred on those dates or to project the Company's results of operations for any future period. See "Unaudited Condensed Consolidated Pro Forma Statements of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                FISCAL YEAR ENDED DECEMBER 27, 1995
                                                -----------------------------------
                                                                    ACQUIRED                   PRO FORMA
                                                                    COMPANIES                 ADJUSTMENTS(1)
                                             THE COMPANY -    ---------------------   ---------------------------       PRO
                                             HISTORICAL         AFR        BEP(2)           AFR            BEP         FORMA
                                             -------------      ---        ------           ---            ---         -----
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Restaurant sales:
    Denny's restaurants ...................  $  70,429       $  74,679      $      --      $      --      $      --    $ 145,108
    Black-eyed Pea restaurants ............         --              --        145,455             --             --      145,455
    Other restaurants .....................      4,254          32,218             --             --             --       36,472
                                             ---------       ---------      ---------      ---------      ---------    ---------
    Total restaurant sales ................     74,683         106,897        145,455             --             --      327,035
                                             ---------       ---------      ---------      ---------      ---------    ---------
Restaurant operating income (loss) ........      6,643           8,923        (47,778)           943         50,240       18,971
Administrative expenses ...................      3,380           5,166          8,588         (1,869)        (3,982)      11,283
Operating income (loss) ...................      3,263           3,757        (56,366)         2,812         54,222        7,688
Other (income) expense ....................         --            (156)           717           --             --            561
Interest expense, net .....................      2,467           1,714          5,362          4,175         (4,162)       9,556
Income (loss) from continuing
    operations ............................  $     200       $   1,706      $ (49,568)     $  (1,022)     $  47,050    $  (1,634)
Income from continuing
    operations per common
    and common equivalent share ...........                  $    0.28                                                 $   (0.13)




                                                        27-WEEK PERIOD ENDED JULY 3, 1996
                                                        ---------------------------------
                                                                     ACQUIRED                    PRO FORMA
                                                                    COMPANIES                  ADJUSTMENTS(1)
                                             THE COMPANY -    -----------------------      ------------------------      PRO
                                             HISTORICAL          AFR        BEP(2)           AFR            BEP         FORMA
                                             -------------       ---        ------           ---            ---         -----
                                                              (13 WEEKS)   (24 WEEKS)
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Restaurant sales:
    Denny's restaurants ..................     $  64,078      $  20,417      $      --      $      --        $    --   $  84,495
    Black-eyed Pea restaurants ...........         3,402             --         66,645             --             --      70,047
    Other restaurants ....................        11,693          8,047             --             --             --      19,740
                                               ---------      ---------      ---------      ---------      ---------   ---------
    Total restaurant sales ...............        79,173         28,464         66,645             --             --     174,282
                                               ---------      ---------      ---------      ---------      ---------   ---------
Restaurant operating income (loss) .......         6,876         (1,710)       (51,978)           401         50,147       3,736
Administrative expenses ..................         3,181          1,687          5,543           (467)        (3,240)      6,704
Operating income (loss) ..................         3,695         (3,397)       (57,521)           868         53,387      (2,968)
Other (income) expense ...................                          (31)           229                            --         198
Interest expense, net ....................         3,651            583          2,549          1,044         (1,859)      5,968
Income (loss) from continuing
    operations ...........................     $      20      $  (2,698)     $ (48,600)     $    (162)     $  45,893    $ (5,547)
Income from continuing
    operations per common
    and common equivalent share ..........     $    0.00                                                                $  (0.54)


--------------
(1) For a detailed description of the pro forma adjustments, see "Unaudited Condensed Consolidated Pro Forma Statements of Operations."
(2) The restaurant operating losses for BEP in the periods presented above include the provisions for restaurant closures and loss on impairment of assets. See "Unaudited Condensed Consolidated Pro Forma Statements of Operations."

                                  RISK FACTORS

         The following Risk Factors, in addition to those discussed elsewhere in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing any of the shares offered hereby.


NO ASSURANCE OF PROFITABILITY; INTEGRATION OF BUSINESS OPERATIONS FOLLOWING THE MERGER AND BEP ACQUISITION



         The Company's ability to generate operating profits will depend upon its ability to successfully integrate the operations of DRC and BEP with those of the Company; the nature and extent of any future developments, acquisitions, conversions, and re-imagings of restaurants; the Company's capital resources; the success of its franchising of Black-eyed Pea restaurants; general economic and demographic conditions; and the Company's ability to refinance, restructure, or repay its outstanding indebtedness. There can be no assurance that the Company will be profitable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



         The Company anticipates that it will be able to use the opportunities created by the Merger and the BEP Acquisition to effect what it believes will be substantial cost savings, including a reduction in operating expenses as a result of the elimination of duplicative administrative facilities, personnel, and other overhead expenses. Significant uncertainties, however, accompany any business combination and its implementation with respect to the ability of the combined companies to integrate administrative functions and management resources in order to achieve operating efficiencies. There can be no assurance that the Company will be able to realize cost savings as a result of the Merger or the BEP Acquisition, that such reductions will not result in a decrease in revenue and profits, or that there will not be other adverse effects from the reduction of such expenses. The inability to achieve the anticipated cost savings could have a material adverse effect on the Company's future operating results.


RISKS ASSOCIATED WITH BUSINESS STRATEGY


         The Company intends to pursue a strategy of growth primarily through the development of new Denny's and Black-eyed Pea restaurants, the acquisition of existing Denny's restaurants, the franchising of additional Black-eyed Pea restaurants, the acquisition and conversion to the Denny's or Black-eyed Pea concepts of restaurants operating under other restaurant concepts, the conversion of certain existing restaurants to the Denny's or Black-eyed Pea concepts, the re-imaging of certain of its existing Denny's restaurants to the new Denny's format, and the expansion of its operations to include one or more additional restaurant concepts. There can be no assurance that the Company will be successful in developing new restaurants or acquiring existing restaurants on acceptable terms and conditions, that its operations can be expanded to include other restaurant concepts, that any additional restaurants it develops or acquires will be effectively and profitably managed and integrated into its operations, that it will be able to effect its contemplated conversions or re-imagings, or that any restaurants that it develops, acquires, converts, or re-images will operate profitably. The execution of the Company's strategy will require the availability of substantial funds. These funds historically have been provided by sale-leaseback financing arrangements, and the Company currently has in place commitments for approximately $20.0 million of sale-leaseback financing through 1997. There can be no assurance, however, that adequate financing will continue to be available on terms acceptable to the Company. See "Risk Factors - Significant Borrowings and Future Financings."



         Unforeseen expenses, difficulties, and delays frequently encountered in connection with the rapid expansion of operations also could hinder the Company from executing its business strategy. The magnitude, timing, and nature of future restaurant developments, acquisitions, conversions, and re-imagings will depend upon various factors, including the availability of suitable sites, the ability to negotiate suitable terms, the Company's financial resources, the availability of restaurant management and other personnel, the ability to obtain any required consents from Denny's, Inc., the franchisor of Denny's restaurants, or the Company's lenders for such developments, acquisitions, and conversions, and general economic and business conditions. Many of these factors will be beyond the control of the Company.

EXPANSION OF OPERATIONS


         The Company's operations have expanded significantly since 1990. The Company's success in the future will depend on its ability to integrate the operations of DRC and BEP with its operations, to expand the number of its restaurants either through increasing the number of its Denny's and BEP restaurants or expanding its operations to include one or more additional restaurant concepts, or both, and to operate and manage successfully its growing operations. The Company's ability to expand successfully will depend upon a number of factors, including the availability and cost of suitable restaurant locations for development; the availability of restaurant acquisition opportunities; the hiring, training, and retaining of additional management and restaurant personnel; the availability of adequate financing; the continued development and implementation of management information systems; and competitive factors.


         The rate at which the Company will be able to increase the number of restaurants it operates will vary depending upon whether the Company acquires existing restaurants or develops new restaurants. The acquisition of existing restaurants will depend upon the Company's ability to identify and acquire restaurants on satisfactory terms and conditions. The opening of new restaurants will depend upon the Company's ability to locate suitable sites in terms of favorable population characteristics, density and household income levels, visibility, accessibility and traffic volume, proximity to demand generators (including shopping malls, lodging, and office complexes) and potential competition; to obtain financing for construction, tenant improvements, furniture, fixtures, and equipment; to negotiate acceptable leases or terms of purchase; to secure liquor licenses and zoning, environmental, health and similar regulatory approvals; to recruit and train qualified personnel; and to manage successfully the rate of expansion and expanded operations. The opening of new restaurants also may be affected by increased construction costs and delays resulting from governmental regulatory approvals, strikes or work stoppages, adverse weather conditions, and various acts of God. Newly opened restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of year the restaurant is opened, sales volume, and the Company's ability to control costs. There can be no assurance that the Company will be successful in achieving its expansion goals through development or acquisition of additional restaurants or that any additional restaurants that are developed or acquired will be profitable.

SIGNIFICANT BORROWINGS AND FUTURE FINANCINGS


         The development of new restaurants, the acquisition of existing restaurants, and the conversion and re- imaging of restaurants requires funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and additional expenditures. See "Business - Denny's Restaurants - Unit Economics" and "Business - Black-eyed Pea Restaurants - Unit Economics." The Company has incurred substantial indebtedness to effect its restaurant developments, acquisitions, conversions, and re-imagings to date, and the Company may incur substantial additional indebtedness in the future in order to implement its business plan and growth strategy. The Company had long-term debt of $43.6 million, subordinated notes of $30.0 million, obligations under capital leases aggregating $24.0 million, and a working capital deficit of $33.9 million as of July 3, 1996.



         The Company may seek additional equity or debt financing in the future to provide funds to develop, acquire, convert, and re-image restaurants. In addition, the Company currently intends to raise sufficient capital, either through the sale of equity or by incurring replacement indebtedness, to enable it to retire its Series B 13% Subordinated Notes due 2003 in the principal amount of $18,250,000 (the "Series B Notes") prior to the date on which the related Series B Warrants become exercisable on March 29, 1999 and its 12% Subordinated Note due 2002 in the principal amount of $15.0 million (the "BEP Purchase Note") prior to the time the related BEP Warrants become exercisable on March 31, 1997. See "Description of Securities - Warrants." There can be no assurance that such financing will be available or will be available on satisfactory terms; that the Company will be able to develop or acquire new restaurants, to convert existing restaurants to the Denny's or Black-eyed Pea concepts, to re-image existing restaurants, or to otherwise expand its restaurant operations; that the Company will be able to refinance, restructure, or satisfy its obligations as they become due; or that the Company will be able to retire its Series B Notes and BEP Purchase Note before the related Series B Warrants and BEP Warrants are exercised. See "Risk Factors - Expansion of Operations" and "Risk Factors - Inability to Develop or Convert Restaurants." While debt financing enables the Company to add more restaurants than it would otherwise be able to do, expenses are increased by such financing and such financing must be repaid by the Company regardless of the Company's operating results. Future equity financings could result in dilution to shareholders.



RELIANCE ON DENNY'S, INC.



         The Company currently operates 182 Denny's restaurants as a Denny's franchisee. As a result of the nature of franchising and the Company's franchise agreements with Denny's, Inc., the long-term success of the Company depends, to a significant extent, on the continued vitality of the Denny's restaurant concept and the overall success of the Denny's system; the ability of Denny's, Inc. to identify and react to new trends in the restaurant industry, including the development of popular menu items; the ability of Denny's Inc. to develop and pursue appropriate marketing strategies in order to maintain and enhance the name recognition, reputation, and market perception of Denny's restaurants; the goodwill associated with the Denny's trademark; the quality, consistency, and management of the overall Denny's system; and the successful operation of Denny's restaurants owned by Denny's, Inc. and other Denny's franchisees. Any business reversals that may be encountered by Denny's, Inc., a failure by Denny's, Inc. to promote the Denny's name or restaurant concept, the inability or failure of Denny's, Inc. to support its franchisees, including the Company, or the failure to operate successfully the Denny's restaurants that Denny's, Inc. itself owns could have a material adverse effect on the Company. In this regard, Flagstar Companies, Inc., which owns Denny's, Inc., has been experiencing financial difficulties, which could have a material adverse effect on Denny's, Inc. The Company has no control over the management or operation of Denny's, Inc. or other Denny's franchisees. Negative publicity with respect to Denny's, Inc. or the Denny's name could adversely affect the Company. For example, the Company experienced a decline in traffic and restaurant sales in certain of its Denny's restaurants as a result of the negative publicity that arose in 1993 relating to claims of alleged racial discrimination against customers in certain Denny's, Inc. restaurants and a subsequent investigation of such claims by the United States Department of Justice.


INABILITY TO DEVELOP OR CONVERT RESTAURANTS


         The Company intends to develop new Denny's and Black-eyed Pea restaurants and to convert to the Denny's concept certain restaurants that it currently owns or that it may acquire in the future. See "Business - Strategy" and "Business - Expansion of Operations." The Company's ability to develop new Denny's and Black-eyed Pea restaurants will depend upon numerous factors, particularly the Company's ability to identify suitable sites, obtain adequate financing on acceptable terms, and other factors over which the Company may have little or no control. There can be no assurance that the Company will be able to secure sufficient restaurant sites that it deems to be suitable or to develop Denny's or Black-eyed Pea restaurants on such sites on terms and conditions it considers favorable in order to meet its growth objectives or to satisfy the requirements of the Development Agreement described below.



         The Company and Denny's, Inc. currently are parties to a development agreement, as amended (the "Development Agreement") that gives the Company the exclusive right to develop and open a total of 40 Denny's restaurants in specified locations during the period ending December 31, 1997. See "Business - Denny's Restaurants - Development Agreement." The acquisition of existing Denny's restaurants or the conversion of other restaurants to the Denny's concept do not constitute the opening of new Denny's restaurants under the Development Agreement. At the request of the Company, Denny's, Inc. from time to time has agreed to amend the terms of the Development Agreement so as to extend the time in which the Company is required to develop new Denny's restaurants. The Company requested such amendments as a result of its inability to secure sites for new restaurants that it believed to be attractive on favorable terms and conditions within the time periods required. The Company currently anticipates that it will not develop the number of restaurants required to be developed pursuant to the Development Agreement in 1996 and intends to request an extension of the time in which it will be required to develop those restaurants. There can be no assurance, however, that Denny's, Inc. will extend the development schedules in the future in the event that the Company experiences any difficulty in satisfying such schedules for any reason, including a shortage of capital. In the event that the Company fails to timely comply with the schedule for developing Denny's restaurants or otherwise defaults under the Development Agreement, Denny's, Inc. will have the right to terminate the Development Agreement and the Company's exclusive right to develop Denny's restaurants in the locations specified in that agreement. The Company will, however, continue to be able to develop additional Denny's restaurants on a non-exclusive basis upon termination or expiration of the Development Agreement.



         The Company's ability to convert additional restaurants to the Denny's concept will depend upon a number of factors, including the continued availability of adequate financing on acceptable terms and the Company's ability to identify and acquire existing restaurants that are suitable for conversion to the Denny's concept. An agreement with Denny's Inc. requires the Company to convert a total of 25 Kettle's restaurants to the Denny's concept by September 1997. As of October 31, 1996, the Company had converted 5 of the 25 Kettle restaurants it is required to convert to the Denny's concept. There can be no assurance that the Company will be able to convert its existing non-Denny's, non-Black-eyed Pea restaurants in a timely manner or to acquire and convert additional restaurants in the future in a manner that will enable it to meet its expansion objectives.


RESTRICTIONS IMPOSED BY DENNY'S FRANCHISE AGREEMENTS


         The Company is a party to a separate franchise agreement with Denny's, Inc. for each of its Denny's restaurants (the "Denny's Franchise Agreements"). The Denny's Franchise Agreements impose a number of restrictions and obligations on the Company. The Denny's Franchise Agreements require the Company to pay an initial franchise fee and royalties equal to 4% of weekly gross sales and an advertising contribution of 2% of weekly gross sales. Such amounts must be paid or expended regardless of the profitability of the Company's Denny's restaurants. The Denny's Franchise Agreements also require the Company to operate its Denny's restaurants in accordance with the requirements and specifications established by Denny's, Inc. relating to the exterior and interior design, decor, and furnishings of Denny's restaurants, menu selection, the preparation of food products, and quality of service as well as general operating procedures, advertising, maintenance of records, and protection of trademarks. In addition, from time to time, Denny's, Inc. may require the Company to modify its restaurants to conform with the then-existing Denny's restaurant format. The failure of the Company to satisfy such requirements could result in the loss of the Company's franchise rights for some or all of its Denny's restaurants as well as its development rights for additional Denny's restaurants. See "Business - Denny's Restaurants - Denny's Franchise Agreements" and "Business - Denny's Restaurants - Development Agreement."


         In the event that the Company defaults under the Denny's Franchise Agreements, the Company could be subject to potential damages for breach of contract and could lose its rights under those agreements, including the right to what the Company believes are favorable franchise arrangements and the right to use the "Denny's" trademarks and trade styles. The loss of such rights would have a material adverse effect on the Company. Denny's, Inc. has retained the right to open on its own behalf or to grant to other franchisees the right to open other Denny's restaurants in the immediate vicinity of the Company's Denny's restaurants.


         The Denny's Franchise Agreements also provide that, in the event an assignment is deemed to have occurred thereunder, Denny's, Inc. will have the option to purchase the interest being transferred. An assignment under the Denny's Franchise Agreements will be deemed to have occurred if a person, entity, or group of persons (other than a group including any of Jack M. Lloyd, William J. Howard, and William G. Cox, each of whom is an officer and director of the Company; Jeffrey D. Miller; a former officer and director of the Company; or BancBoston Ventures, Inc. ("BancBoston"), a significant shareholder of the Company) acquires voting control of the Board of Directors of the Company.

CERTAIN FACTORS AFFECTING THE RESTAURANT INDUSTRY


         The ownership and operation of restaurants may be affected by adverse changes in national, regional, or local economic or market conditions; increased costs of labor (including those which may result from the recently enacted increases in applicable minimum wage requirements); increased costs of food products; fuel shortages and price increases; competitive factors; the number, density, and location of competitors; limited alternative uses for properties and equipment; changing consumer tastes, habits, and spending priorities; the cost and availability of insurance coverage; management problems; uninsured losses; changing demographics; changes in government regulation; changing traffic patterns; weather conditions; and other factors. The Company may be the subject of litigation based on discrimination, personal injury, or other claims, including claims that may be based upon legislation that imposes liability on restaurants or their employees for injuries or damages caused by the negligent service of alcoholic beverages to an intoxicated person or to a minor. Multi-unit restaurant operators, such as the Company, can be adversely affected by publicity resulting from food quality, illness, injury, or other health and safety concerns or operating issues resulting from one restaurant or a limited number of restaurants operated under the same name, including those not owned by the Company. None of these factors can be predicted with any degree of certainty, and any one or more of these factors could have a material adverse effect on the Company.


COMPETITION


         As part of the nation's largest family-oriented, full-service restaurant chain, the Company's Denny's restaurants compete primarily with national and regional restaurant chains, such as International House of Pancakes, Big Boy, Shoney's, Friendly's, and Perkins. The Company's Black-eyed Pea restaurants compete in the casual and mid-scale dining segment and the family dining segment with national and regional restaurant chains such as Applebee's and Chili's. The Company's other restaurants also compete with national restaurant chains as well as with smaller regional, local, and independent operators.



         The restaurant industry is intensely competitive with respect to price, service, location, personnel, and type and quality of food. In addition, restaurants compete for attractive restaurant sites and the availability of restaurant personnel and managers. The Company has many well-established competitors with financial and other resources substantially greater than those of the Company. Certain competitors have been in existence for a substantially longer period than the Company and may be better established in markets where the Company's restaurants are or may be located. The restaurant business often is affected by changes in consumer tastes, national, regional, or local economic conditions, demographic trends, traffic patterns, and the type, number and location of competing restaurants. The Company's success will depend, in part, on the ability of the Company (and Denny's, Inc. in the case of the Company's Denny's restaurants) to identify and respond appropriately to changing conditions. In addition, factors such as inflation, increased food, labor, and benefit costs, and the availability of experienced management and hourly employees, which may adversely affect the restaurant industry in general, would affect the Company's restaurants.



CONTROL BY CERTAIN SHAREHOLDERS; CONFLICTS OF INTEREST



         The directors and officers of the Company currently own approximately 34.9% of the Company's outstanding Common Stock. In addition, BancBoston, a former shareholder of DRC, currently owns approximately 15.9% of the Company's outstanding Common Stock. Accordingly, such shareholders collectively have the power to elect all of the members of the Company's Board of Directors and thereby control the business and policies of the Company.



         Jack M. Lloyd, the Chairman of the Board, President, and Chief Executive Officer of the Company, and William J. Howard, Executive Vice President and a director of the Company, currently hold an aggregate of $16,794,000 in principal amount of the Company's Series B Notes in addition to their Common Stock. As a result of such shareholders' ability, together with the Company's other directors and officers, to direct the policies of the Company, an inherent conflict of interest may arise in connection with decisions regarding the timing of and the allocation of assets of the Company for the purposes of interest payments on, or redemption of, the Series B Notes. In addition, the Series B Notes contain restrictive covenants relating to the operation of the Company and the maintenance of certain financial ratios and tests. There can be no assurance that the holders of the Series B Notes will waive any default under the notes. A default not waived by a majority of the holders of the Series B Notes could have a material adverse effect on the holders of the Company's Common Stock.


DEPENDENCE UPON KEY PERSONNEL


         The Company's success will depend, in large part, upon the services of Jack M. Lloyd, the Company's Chairman of the Board, President, and Chief Executive Officer, and William G. Cox, the Company's Chief Operating Officer. Although the Company has employment agreements with Messrs. Lloyd and Cox expiring in December 1997 and May 1999, respectively, the loss of the services of either of them could materially and adversely affect the Company. See "Management - Employment Agreements."


GOVERNMENT REGULATION


         The Company is subject to various federal, state, and local laws affecting its business. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic, and other regulations of state and local governmental agencies. City ordinances or other regulations, or the application of such ordinances or regulations, could impair the Company's ability to construct or acquire restaurants in desired locations and could result in costly delays. In addition, restaurant operations are subject to licensing and regulation by state and local departments relating to health, sanitation, safety standards, and fire codes; federal and state labor laws (including applicable minimum wage requirements, tip credit provisions, overtime regulations, workers' compensation insurance rates, unemployment and other taxes, working and safety conditions, and citizenship requirements); zoning restrictions; and, in those restaurants currently operated by the Company at which alcoholic beverages are served, state and local licensing of the sale of alcoholic beverages. The delay or failure to obtain or maintain any licenses or permits necessary for operations could have a material adverse effect on the Company. In addition, an increase in the minimum wage rate (such as the recently enacted increase), employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect the Company. The Company also is subject to the Americans with Disabilities Act of 1990 which, among other things, may require the installation of certain fixtures or accommodations in new restaurants or renovations to its existing restaurants to meet federally mandated requirements. With respect to its franchised Black-eyed Pea restaurants, the Company is subject to regulation by the Federal Trade Commission and must comply with certain state laws governing the offer, sale, and termination of franchises and the refusal to renew franchises.


POSSIBLE VOLATILITY OF STOCK PRICE


         The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in the operating results of the Company or other restaurant companies, changes in analysts' estimates of the Company's financial performance, changes in national and regional economic conditions, the financial markets, or the restaurant industry, natural disasters, or other developments affecting the Company or other restaurant companies. The trading volume of the Company's Common Stock has been limited, which may increase the volatility of the market price for such stock. In addition, the stock market has experienced extreme price and volume fluctuation in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons not necessarily related to the operating performances of these companies.



RIGHTS TO ACQUIRE SHARES



         A total of 1,560,467 shares of the Company's Common Stock have been reserved for issuance upon exercise of options granted or which may be granted under the Company's stock option plans. See "Management - Stock Option Plans." Employee and director stock options to acquire an aggregate of 1,218,800 shares of Common Stock currently are outstanding. In addition, warrants and unit purchase options to acquire 1,904,393 shares of Common Stock currently are outstanding. During the terms of such options and warrants, the holders thereof will have the opportunity to profit from an increase in the market price of the Company's Common Stock. The existence of such options and warrants may adversely affect the terms on which the Company can obtain additional financing in the future, and the holders of such options and warrants can be expected to exercise such options and warrants at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of Common Stock on terms more favorable to it than those provided by the exercise of such options and warrants. See "Description of Securities."


SHARES ELIGIBLE FOR FUTURE SALE


         Sales of substantial amounts of Common Stock in the public market, or even the potential for such sales, could adversely affect prevailing market prices for the Company's Common Stock and could adversely affect the Company's ability to raise capital. There currently are outstanding 13,399,277 shares of the Company's Common Stock. Of these shares, approximately 11,273,000 shares are freely transferrable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company, as that term is defined in the Securities Act and the regulations promulgated thereunder or transfer of certain shares is restricted as a result of contractual obligations.



         The 6,937,500 shares of Common Stock issued pursuant to the Merger generally are freely tradeable under Rule 145 under the Securities Act, unless held by an affiliate, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144. In connection with the Merger, certain of the former shareholders of DRC entered into lock-up agreements with respect to 4,660,256 shares of Common Stock issued to them upon consummation of the Merger. See "Description of Securities - Shares Eligible for Future Sale." The former shareholders of DRC have certain rights with respect to registration of the shares of Common Stock issued in connection with the Merger or upon exercise of the warrants issued in connection with the Merger. Holders of the Selling Shareholders' Warrants, Unit Purchase Options, and other outstanding warrants have certain rights with respect to registration of the shares underlying such warrants and options for offer or sale to the public. See "Description of Securities - Registration Rights." The Registration Statement of which this Prospectus forms a part is intended to satisfy certain of the Company's obligations with respect to such registration rights.


LACK OF DIVIDENDS; RESTRICTIONS ON ABILITY TO PAY DIVIDENDS IN THE FUTURE


         The Company has never paid any dividends on its Common Stock and does not anticipate that it will pay dividends in the foreseeable future. The Company intends to apply any earnings to the expansion and development of its business. In addition, the terms of the Company's $65.0 million credit facility and the terms of the BEP Purchase Note and the Indenture governing its Series B Notes limit the ability of the Company to pay dividends on its Common Stock.


CHANGE IN CONTROL PROVISIONS

         The Company's Restated Articles of Incorporation and Amended and Restated Bylaws and certain provisions of the Georgia Business Corporation Code contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when these attempts may be in the best interests of shareholders. See "Description of Securities - Certain Provisions of the Company's Restated Articles of Incorporation and Amended and Restated Bylaws; Certain Provisions of Georgia Law."


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS



         Certain statements and information contained in this Prospectus under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" concerning future, proposed, and anticipated activities of the Company, certain trends with respect to the Company's operating results, capital resources, and liquidity or with respect to the restaurant industry in general, and other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements, by their very nature, include risks and uncertainties. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors."



                                 USE OF PROCEEDS


         The Company intends to use the proceeds from the exercise of the Selling Shareholders' Warrants and Unit Purchase Options, a maximum of approximately $3.9 million (net of the expenses of this offering) if all of the Selling Shareholders' Warrants and Unit Purchase Options are exercised to provide working capital which may be used for repayment of long-term debt as required under the terms of the Company's existing credit facility and for various corporate purposes, including the development of new restaurants, acquisitions of existing restaurants, conversions of existing restaurants to the Denny's or Black-eyed Pea concepts, and re-imaging of existing Denny's restaurants. The market price of the Company's Common Stock has been lower than the exercise prices of the Selling Shareholders' Warrants and Unit Purchase Options during most of the period since the Company's initial public offering in October 1994. See "Price Range of Common Stock." As a result, there can be no assurance that all of the Selling Shareholders' Warrants and Unit Purchase Options will be exercised prior to their respective expiration dates. The Company will not receive any of the proceeds of sales of shares of Common Stock by the Selling Shareholders.



                                    DIVIDENDS


         The Company has never paid any dividends. The Company intends to retain any earnings to fund the growth of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the payment of dividends on the Company's Common Stock is restricted under the Company's existing credit facility with Banque Paribas, and the terms of the BEP Purchase Note, and the Indenture governing the Company's Series B Notes.

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company as of July 3, 1996 and as adjusted to reflect the exercise of all of the Selling Shareholders' Warrants and Unit Purchase Options and the application of the estimated net proceeds therefrom to repay long-term debt under the Company's existing credit facility. There can be no assurance that all of the Selling Shareholder Warrants and Unit Purchase Options will be exercised prior to their respective expiration dates.




                                                                                     JULY 3,        JULY 3,
                                                                                      1996           1996
                                                                                     ACTUAL       AS ADJUSTED(1)
                                                                                     ------       --------------
                                                                                             (UNAUDITED)
                                                                                     ---------------------------
                                                                                       (DOLLARS IN THOUSANDS)
Long-term debt, less current portion .............................................     $  43,594      $  39,786
Subordinated notes (face value $33,250) ..........................................        29,961         29,961
Obligations under capital leases, less current obligations .......................        24,034         24,034
Shareholders' equity:
  Common stock, par value $.10 per share, 13,398,944 shares outstanding at
    July 3, 1996; 14,052,692 shares outstanding at July 3, 1996, as adjusted .....         1,339          1,405
  Additional paid-in capital .....................................................        34,537         38,279
  Accumulated deficit ............................................................       (16,503)       (16,503)
                                                                                       ---------      ---------
Total shareholders' equity .......................................................        19,373         23,181
                                                                                       ---------      ---------
Total capitalization .............................................................     $ 116,962      $ 116,962
                                                                                       =========      =========



(1) Excludes 1,038,800 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of July 3, 1996, 180,000 shares of Common Stock reserved for issuance upon the exercise of stock options granted subsequent to July 3, 1996, and 341,667 shares reserved for issuance upon the exercise of stock options that may be granted in the future pursuant to the Company's stock option plans. See "Management - Stock Option Plans." Also excludes 1,251,270 shares of Common Stock issuable upon exercise of outstanding warrants other than the Selling Shareholder Warrants. See "Description of Securities - Warrants."

                           PRICE RANGE OF COMMON STOCK



         The following table sets forth the high and low sales prices per share of the Company's Common Stock as reported on the AMEX for the calendar periods indicated since the Company's initial public offering on October 18, 1994.




                                                            COMMON STOCK
                                                            ------------
                                                        HIGH             LOW
                                                        ----             ---
1994

Fourth Quarter......................................... $5.13            $3.50

1995

First Quarter.......................................... $4.13            $2.63
Second Quarter.........................................  4.75             3.13
Third Quarter..........................................  5.25             4.00
Fourth Quarter.........................................  6.00             4.00

1996

First Quarter.......................................... $5.75            $3.63
Second Quarter.........................................  6.00             3.00
Third Quarter..........................................  5.63             3.50
Fourth Quarter (through October 31, 1996)..............  5.13             4.25



         The Company has never declared or paid any dividends. The Company intends to retain earnings, if any, to fund the growth of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the payment of dividends on the Company's Common Stock is restricted under the Company's existing credit facility with Banque Paribas and the terms of the BEP Purchase Note and the Indenture governing the Company's Series B Notes.



         As of October 31, 1996, there were approximately 200 holders of record of the Company's Common Stock. On October 31, 1996, the closing sales price of the Company's Common Stock on the AMEX was $4.63 per share.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA



         The following selected historical consolidated financial data of the Company for each of the fiscal years in the three-year period ended December 27, 1995 have been derived from and should be read in conjunction with the audited consolidated financial statements and related notes thereto incorporated by reference herein. The selected historical summary consolidated financial data for the two fiscal years ended December 31, 1992 are derived from DRC's historical financial statements (not included elsewhere herein), of which the fiscal year ended December 26, 1991 is unaudited. The selected historical consolidated financial data for the 26-week period ended June 28, 1995 is derived from DRC's unaudited historical financial statements for such period. The selected historical consolidated financial data for the 27-week period ended July 3, 1996 include the unaudited results of operations of DRC since the beginning of such period, the unaudited results of operations of AFR since the accounting date for the Merger of March 27, 1996, and the unaudited results of operations of BEP since the accounting date of the BEP Acquisition of June 24, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Basis of Presentation" and the consolidated financial statements incorporated by reference herein.



                                                                                                                AS OF AND FOR THE
                                                          AS OF AND FOR THE FISCAL YEAR ENDING                    PERIOD ENDING
                                                --------------------------------------------------------        -----------------
                                                DEC. 26,    DEC. 31,   DEC. 30,    DEC. 28,     DEC. 27,    JUNE 28,      JULY 3,
                                                  1991        1992       1993        1994         1995        1995         1996
                                                  ----        ----       ----        ----         ----        ----         ----
                                                                      (IN THOUSANDS, EXCEPT SHARE DATA)    (26 WEEKS)    (27 WEEKS)
STATEMENT OF OPERATIONS DATA(1):
Restaurant sales..........................     $  20,702   $  27,712   $  32,584   $  47,323    $  74,683   $  33,137    $  79,173
Restaurant operating income ..............         1,265       2,671       3,147       4,539        6,643       3,449        6,876
Administrative expenses ..................         1,461       1,867       2,050       2,619        3,380       1,603        3,181
Operating income (loss) ..................           (23)        930       1,328       1,320        3,263       1,846        3,695
Interest expense .........................          (535)       (449)       (736)     (1,301)      (2,467)     (1,020)      (3,651)
Net income (loss), before
  extraordinary item .....................          (701)        (22)        140        (341)         200         427           20

OTHER DATA:
EBITDA(2) ................................     $     655   $   1,923   $   2,656   $   2,821    $   6,722   $   3,029    $   6,531
Cash flows provided by (used in)
  operating activities ...................           985       1,633       2,493       2,410        6,305       2,368         (837)
Cash flows (used in) investing activities         (1,393)     (1,988)     (1,002)     (9,667)      (8,736)     (6,816)      (4,677)
Cash flows provided by (used in)
     financing activities ................           400        (118)     (1,168)      7,092        2,273       4,290        5,514
Capital expenditures .....................         1,499       2,346       1,574       9,667        8,736       6,816        4,446
Depreciation and amortization ............           678         993       1,328       1,501        2,936       1,183        2,836
Ratio of earnings to fixed charges(3).....           .41        1.11        1.15         .81         1.10        1.32         1.01
Number of restaurants, end of period .....            28          31          37          70          102          73          312

BALANCE SHEET DATA:
Working capital (deficit).................      $ (2,470)  $  (3,213)  $  (3,568)  $  (6,107)   $  (9,406)  $  (6,427)   $ (33,902)
Intangibles, net .........................         2,137       1,772       1,317      11,151       11,925      11,475       72,517
Total assets .............................         8,618       9,907      14,529      35,028       53,785      40,571      166,160
Long-term debt, less current portion                 602         475       2,135       7,552       10,371      12,424       43,594
Obligations under capital leases,
     less current obligations ............         2,289       2,808       4,307       7,151       19,881       6,906       24,034
Redeemable convertible preferred stock                --          --          --       7,397        7,501       7,449           --
Shareholders' equity (deficit)............        (1,102)     (1,703)     (1,218)        957          564       1,098       19,361


---------
(1) The Company has consummated various acquisitions and has opened new restaurants during each of the five fiscal years shown. Accordingly, revenue increases in each of the years shown arise primarily from restaurant acquisitions and openings in each year.
(2) EBITDA represents income (loss) before minority interest in joint ventures, interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indication of the Company's operating performance or to cash flows from operations as a measure of liquidity. EBITDA is included because it is a basis upon which the Company assesses its financial performance.
(3) Earnings consist of pre-tax income after minority interests plus fixed charges, excluding capitalized interest. The Company's fixed charges consist of (i) interest, whether expensed or capitalized; (ii) amortization of debt expense, including any discount or premium whether expensed or capitalized; and (iii) a portion of rental expense representing the interest factor. Earnings were inadequate to cover fixed charges in fiscal years 1991 $(841,000) and 1994 $(550,000).

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS



         The following unaudited condensed consolidated pro forma statements of operations of the Company for the year ended December 27, 1995 and the 27-week period ended July 3, 1996, give effect to (i) the reverse purchase accounting for the Merger, which had an effective accounting date of March 27, 1996, as if it had occurred at the beginning of the period; (ii) the BEP Acquisition, which had an effective accounting date of June 24, 1996, as if it occurred at the beginning of the period; (iii) the repayment of the $6.0 million outstanding principal of the Company's Series A 13% Subordinated Notes due 2003, together with accrued and unpaid interest on such notes, as if it had occurred at the beginning of each period; and (iv) the net reduction in operating expenses of AFR and BEP after the Merger and the BEP Acquisition that occurred as a result of employee terminations, closing of duplicate administrative facilities, or contractual changes. The financial statements of AFR and BEP for the fiscal year ended December 27, 1995, include (a) AFR's financial statements for its fiscal year ended September 27, 1995, and (b) BEP's financial statements for its fiscal year ended April 1, 1996. The financial statements of AFR and BEP for the 27-week period ended July 3, 1996 include, prior to their acquisition by the Company, (1) AFR's financial statements for the three-month period ended March 27, 1996, and (2) BEP's financial statements for the period from January 9, 1996 to June 24, 1996. The unaudited condensed consolidated pro forma statements of operations presented herein do not purport to represent what the Company's actual results of operations would have been had the Merger, the BEP Acquisition, or the other transactions described above occurred on those dates or to project the Company's results of operations for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



             UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 27, 1995
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)




                                                                ACQUIRED              PRO FORMA ADJUSTMENTS
                                                                COMPANIES                    DR (Cr)
                                        THE COMPANY -    ---------------------     -----------------------             PRO
                                         HISTORICAL        AFR           BEP          AFR             BEP             FORMA
                                        ----------         ---           ---          ---             ---             -----
Restaurant sales:
    Denny's restaurants................  $ 70,429      $   74,679      $     --    $     --       $     --          $   145,108
    Black-eyed Pea restaurants.........        --              --       145,455          --             --              145,455
    Other restaurants..................     4,254          32,218            --          --             --               36,472
                                         --------      ----------      --------    --------       --------          -----------
    Total restaurant sales.............    74,683         106,897       145,455          --             --              327,035
Restaurant operating expenses:
    Cost of food and beverage..........    20,343          30,529        39,914        (328) (a)        --               90,458
    Payroll and payroll related costs..    25,025          36,329        48,897        (164) (b)        --              110,087
    Depreciation and amortization......     2,936           3,462         8,792        (212) (c)    (7,412) (aa)          7,566
    Other restaurant operating costs...    19,213          27,654        35,021        (239) (d)     7,556  (bb)         89,205
    Provision for restaurant closures..        --              --        10,225          --             --               10,225
    Provision for loss on impairment
      of assets........................       523              --        50,384          --        (50,384) (cc)            523
                                         --------      ----------      --------    --------       --------          -----------
    Total restaurant operating
      expenses.........................    68,040          97,974       193,233        (943)       (50,240)             308,064
Restaurant operating income (loss).....     6,643           8,923       (47,778)        943         50,240               18,971
Administrative expenses................     3,380           5,166         8,588      (1,869) (e)    (3,982) (dd)         11,283
                                         --------      ----------      --------    --------       --------          -----------
Operating income.......................     3,263           3,757       (56,366)      2,812         54,222                7,688
Other (income) expense.................       --             (156)          717          --             --                  561
Interest expense, net..................     2,467           1,714         5,362       3,640  (f)    (4,162) (ee)          9,556
                                                                                        535  (g)
                                         --------      ----------      --------    --------       --------          -----------
Income (loss) before minority
    interest in joint ventures
    and income taxes...................       796           2,199       (62,445)     (1,363)        58,384               (2,429)
Minority interest in joint ventures....      (291)             85            --          --             --                 (206)
                                         --------      ----------      --------    --------       --------          -----------
Income (loss) before income taxes......       505           2,284       (62,445)      (1,363)        58,384              (2,635)
Income taxes...........................       305             578       (12,877)        (341) (h)    11,334  (ff)        (1,001)
                                         --------      ----------      --------     --------       --------         -----------
Income (loss) from continuing
    operations.........................  $    200      $    1,706      $(49,568)    $ (1,022)      $ 47,050         $    (1,634)
                                         ========      ==========      =========      =======        =======        ===========
Income (loss) from continuing
    operations per common
    and common equivalent share........                $     0.28                                                   $     (0.13)
                                                       ==========                                                   ===========
Weighted average number of common
    and common equivalent shares
    outstanding(i).....................                 6,171,444                                                    13,108,944
                                                       ==========                                                   ===========

                   UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                         STATEMENT OF OPERATIONS FOR THE
                        27-WEEK PERIOD ENDED JULY 3, 1996
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)





                                                                 ACQUIRED              PRO FORMA ADJUSTMENTS
                                                                 COMPANIES                    DR (Cr)
                                          THE COMPANY -       ----------------         -----------------------            PRO
                                           HISTORICAL         AFR          BEP            AFR            BEP             FORMA
                                          -------------       ---          ---            ---            ---             -----
                                                            (13 WEEKS)   (24 WEEKS)
Restaurant sales:
    Denny's restaurants................   $    64,078       $ 20,417      $     --     $     --       $     --          $    84,495
    Black-eyed Pea restaurants.........         3,402             --        66,645           --             --               70,047
    Other restaurants..................        11,693          8,047            --           --             --               19,740
                                          -----------       --------      --------     --------       --------          -----------
    Total restaurant sales.............        79,173         28,464        66,645           --             --              174,282
Restaurant operating expenses:
    Cost of food and beverage..........        21,971          8,628        19,832          (79) (a)        --               50,352
    Payroll and payroll related costs..        27,416         11,686        20,206           --             --               59,308
    Depreciation and amortization .....         2,836          1,134         4,231         (322) (c)    (3,541) (aa)          4,338
    Other restaurant operating costs...        20,074          8,726        13,745           --          3,778  (bb)         46,323
    Provision for restaurant closures..            --             --        10,225           --             --               10,225
    Provision for loss on impairment
      of assets........................            --             --        50,384           --        (50,384) (cc)             --
                                          -----------       --------      --------     --------       ---------         -----------
    Total restaurant operating
      expenses.........................        72,297         30,174       118,623         (401)       (50,147)             170,546
Restaurant operating income (loss).....         6,876         (1,710)      (51,978)         401         50,147                3,736
Administrative expenses................         3,181          1,687         5,543         (467) (e)    (3,240) (dd)          6,704
                                          -----------       --------      --------     --------       --------          -----------
Operating income.......................         3,695         (3,397)      (57,521)         868         53,387               (2,968)
Other (income) expense.................            --            (31)          229           --             --                  198
Interest expense, net..................         3,651            583         2,549          910  (f)    (1,859) (ee)          5,968
                                                                                            134  (g)
                                          -----------       --------      --------     --------       --------          -----------
Income (loss) before minority
    interest in joint ventures
    and income taxes...................            44         (3,949)      (60,299)        (176)        55,246               (9,134)
Minority interest in joint ventures....           (11)            95            --           --             --                   84
                                          -----------       --------      --------     --------       --------          -----------
Income (loss) before income taxes......            33         (3,854)      (60,299)        (176)        55,246               (9,050)
Income taxes...........................            13         (1,156)      (11,699)         (14) (h)     9,353  (ff)         (3,503)
                                          -----------       --------      --------     --------       --------          -----------
Income (loss) from continuing
    operations.........................   $        20       $ (2,698)     $(48,600)    $   (162)      $ 45,893          $    (5,547)
                                          ===========       ========      ========      =======        =======          ===========
Income (loss) from continuing
    operations per common
    and common equivalent share........   $      0.00                                                                   $     (0.54)
                                          ===========                                                                   ===========
Weighted average number of common
    and common equivalent shares
    outstanding(i).....................    10,293,000                                                                    10,293,000
                                          ===========                                                                   ===========

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                       PRO FORMA STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)



    The following explanations serve to describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma results of operations of AFR and DRC for the year ended December 27, 1995 and the 27-week period ended July 3, 1996:




                                                                                                 27-WEEK
                                                                             FISCAL              PERIOD
                                                                           YEAR ENDED             ENDED
                                                                          DEC. 27, 1995       JULY 3, 1996
                                                                          -------------       ------------
(a)  Adjust food costs for discounts not taken by AFR                      $       (328)     $         (79)
                                                                           ============      =============

(b)  Adjustment for inclusion of DRC employees under
         the new workers' compensation costs                               $       (164)     $          --
                                                                           ============      =============

(c)  Adjustment for new depreciation and amortization for AFR
         Property and equipment                                                   1,700                425
         Goodwill                                                                 1,550                387
                                                                           ------------      -------------
                                                                                  3,250                812
         Amount recorded in financial statements                                  3,462              1,134
                                                                           ------------      -------------
         Pro forma adjustment                                              $       (212)     $        (322)
                                                                           ============      =============

(d)  Adjustment for inclusion of DRC under the new insurance               $       (239)     $          --
                                                                           ============      =============

(e)  Adjustment for consolidation of administrative expenses               $     (1,869)     $        (467)
                                                                           ============      =============

(f)  Adjustment for additional interest on subordinated notes
         Interest expense at 13%                                           $      3,153      $         788
         Amortization of discount                                                   487                122
                                                                           ------------      -------------
                                                                           $      3,640      $         910
                                                                           ============      =============
(g)  Adjustment for additional interest expense
         Additional borrowings of $5,096 for Merger-related
         expenses at an effective rate of 10.5%                            $        535      $         134
                                                                           ============      =============

(h)  Adjustment for income taxes for above adjustments
         at an effective rate of 38%                                       $       (341)     $         (14)
                                                                           ============      =============



(i) The weighted average number of common shares outstanding includes the number of common shares of AFR outstanding as of the Merger increased by the number of shares issued to the former shareholders of DRC in connection with the Merger

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                       PRO FORMA STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)



     The following explanations serve to describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma results of operations of BEP for the year ended December 27, 1995 and the 24-week period ended July 3, 1996:




                                                                                                 24-WEEK
                                                                             FISCAL              PERIOD
                                                                           YEAR ENDED             ENDED
                                                                          DEC. 27, 1995       JULY 3, 1996
                                                                          -------------       ------------
(aa)  Adjustment for new depreciation and amortization for BEP principally arising from the sale and leaseback of
           restaurant property and equipment:
           Property and equipment                                          $      1,380      $         690
           Amount recorded in financial statements                                8,792              4,231
                                                                           ------------      -------------
           Pro forma adjustment                                            $     (7,412)     $      (3,541)
                                                                           ------------      -------------

(bb)   Adjustment to reflect new operating lease payments for
           land, building and equipment which were sold
           and leased back                                                 $      7,556      $       3,778
                                                                           ============      =============

(cc)   Adjustment to reflect the elimination of the historical
           provision for loss on impairment of assets resulting
           from the sale to the Company                                    $    (50,384)     $     (50,384)
                                                                           ============      =============

(dd)   Adjustment for consolidation of administrative expenses
           arising from the elimination of employees and other costs
           when administrative facilities were consolidated                $     (3,982)     $      (3,240)
                                                                           ============      =============

(ee)   Adjustment to eliminate interest on historical debt
           agreements at acquisition date and to add interest
           on the BEP Purchase Note:
           Elimination of historical interest                              $     (5,182)     $      (2,369)
           Interest on the BEP Purchase Note                                      1,800                900
           Elimination of interest on the Series A Notes                           (780)              (390)
                                                                           ------------      -------------
                                                                           $     (4,162)     $      (1,859)
                                                                           ============      =============

(ff)   Adjustment for income taxes for the above adjustments
           at an effective rate of 38%                                     $     11,334      $       9,353
                                                                           ============      =============

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION


         Upon consummation of the Merger, the former shareholders of DRC owned an aggregate of approximately 53.0% of the outstanding voting power of the Company immediately following the Merger. See "Business - Development of the Company." Accordingly, the Merger has been accounted for as a reverse purchase under generally accepted accounting principles, pursuant to which DRC is considered to be the acquiring entity and AFR the acquired entity for accounting purposes, even though the Company is the surviving legal entity. In addition, as permitted under generally accepted accounting principles, for accounting purposes the Merger was deemed to have occurred on March 27, 1996, the last day of DRC's first quarter for fiscal 1996. As a result, (i) the historical financial statements of AFR for periods prior to the date of the Merger are no longer the historical financial statements of the Company and therefore are no longer presented; (ii) the historical financial statements of the Company for periods prior to the Merger are those of DRC; (iii) all references to the financial statements of the "Company" apply to the historical financial statements of DRC prior to and subsequent to the Merger; and (iv) any references to "AFR" apply solely to American Family Restaurants, Inc. and its financial statements prior to the Merger. The effective accounting date of the BEP Acquisition was June 24, 1996. Accordingly, the results of operations for the 27-week period ended July 3, 1996 includes the results of operations of BEP from June 24, 1996 through July 3, 1996. The following discussion and analysis should be read in conjunction with the information set forth under "Selected Consolidated Financial Data" and the consolidated financial statements and notes thereto incorporated by reference herein.



GENERAL



         The Company currently operates 182 Denny's restaurants in 28 states. The Company's Denny's restaurants that were open for a 12-month period had average restaurant sales of $958,000 in fiscal 1995 as compared with $895,000 in fiscal 1994. Denny's restaurants that were developed by the Company had average sales of approximately $1.3 million in fiscal 1995. In January 1996, the Company and Denny's, Inc. adopted the "Breakaway Breakfast" value price strategy, which offered five breakfast items for $1.99 or less. The promotional advertising associated with the Breakaway Breakfast was directed primarily in "A" media markets, while the majority of the Company's Denny's restaurants are located in non-A markets. As a result, the Company's operating results under this value pricing strategy reflected lower guest check averages without a corresponding increase in guest counts. Comparable restaurant sales declined 0.8% through July 3, 1996 and margins were adversely impacted, primarily as a result of increased labor costs. In July 1996 and September 1996, the Company and Denny's, Inc., respectively, withdrew from the Breakaway Breakfast promotional specials and increased the price of the Grand Slam breakfast special to $2.99 during certain periods of the day. As a result, the average guest check increased from $4.80 during the 27-week period ended July 3, 1996 to $5.04 for the period from July 4, 1996 through October 31, 1996. However, guest counts for the period from July 4, 1996 through October 31, 1996 have decreased approximately 10% as compared with the comparable period in the prior year. The Company believes that the increase in the pricing tiers within the value pricing strategy will result in improved long-term operating results.



         The Company currently operates 99 Black-eyed Pea restaurants in 14 states and franchises 29 Black-eyed Pea restaurants in 6 states. The Company operates 65 Black-eyed Pea restaurants in Texas and Oklahoma, which the Company considers to be its core market for Black-eyed Pea restaurants. The average sales for all Black-eyed Pea restaurants was $1.5 million and $1.4 million in fiscal 1995 and 1996, respectively, as compared with average sales at restaurants in the core market of $1.64 million and $1.59 million during the same periods. Through August 31, 1996, comparable same-store sales increased 0.6% for all of the Company's Black-eyed Pea restaurants, while comparable same-store sales increased by 2.8% for Black-eyed Pea restaurants in the core market. The guest check average at the Company's Black-eyed Pea restaurants is $8.10. Alcohol and carry-out sales account for approximately 2.5% and 10.5% respectively, of total sales at the Company's Black-eyed Pea restaurants.

         The previous management of BEP expanded the Black-eyed Pea restaurant concept through 1994, primarily in the non-core market areas of Indianapolis, Indiana, St. Louis, Missouri, and Virginia. Prior to the BEP Acquisition, BEP closed all four Indianapolis restaurants and two restaurants located in Virginia that were considered to be under-performing markets. During 1995, BEP converted 60 Black-eyed Pea restaurants to the "Market Grill" concept, which features an increased number of menu selections and an enhanced seating and decor package. The average costs for these enhancements was approximately $250,000 per location.



         The Company intends to develop additional restaurants in its core markets in order to take advantage of efficient advertising, utilization of an existing management structure, and reduced distribution costs of food and beverages. In addition, the Company intends to sell or close under-performing restaurants. Since 1993, the Company has been able to increase its operating income by developing new restaurants and acquiring additional restaurants, which has provided increased revenue without a proportionate increase in administrative expenses. As a result, administrative expenses have decreased from 6.3% of restaurant sales in fiscal 1993 to 4.5% of restaurant sales in fiscal 1995. In addition, administrative expenses decreased from 4.8% of restaurant sales in the 26-week period ended June 28, 1995 to 4.0% of restaurant sales in the 27-week period ended July 3, 1996. The Company intends to continue to improve its operating income and anticipates that administrative expenses will continue to represent a decreasing percentage of revenue as it continues to assimilate operations following the Merger and the BEP Acquisition.


COMPARISON OF RESULTS OF OPERATIONS

         The following table presents for the periods indicated, certain items in the historical consolidated statements of operations as a percentage of total restaurant sales.



                                                           FISCAL YEAR ENDED                      PERIOD ENDED
                                                --------------------------------------      ----------------------
                                                DEC. 30,       DEC. 28,       DEC. 27,       JUNE 28,      JULY 3,
                                                  1993           1994           1995           1995         1996
                                                  ----           ----           ----           ----         ----
                                                                                            (26 WEEKS)   (27 WEEKS)
Restaurant sales:
   Denny's restaurants......................     100.0%        100.0%          94.2%          100.0%       80.9
   Other restaurants........................        --            --            5.8%             --        14.8
   Black-eyed Pea restaurants...............        --            --             --              --         4.3
                                                ------        ------         ------          ------      ------
     Total restaurant sales.................     100.0%        100.0%         100.0%          100.0%      100.0%
Restaurant operating expenses:
   Cost of food and beverage................      27.4          27.0           27.2            26.6        27.8
   Payroll and payroll related costs........      31.6          33.8           33.5            33.3        34.6
   Charge for impaired assets...............        --            --            0.7              --          --
   Depreciation and amortization............       4.1           3.2            3.9             3.6         3.6
   Other restaurant operating costs.........      27.3          26.4           25.7            26.1        25.4
                                                 -----         -----          -----           -----       -----
     Total restaurant operating expenses....      90.4          90.4           91.0            89.6        91.3
                                                 -----         -----          -----           -----       -----
Restaurant operating income.................       9.6           9.6            9.0            10.4         8.7
Administrative expenses.....................       6.3           5.5            4.5             4.8         4.0
Other items.................................      (0.8)          1.3             --              --          --
                                                 -----         -----          -----          ------       -----
Operating income............................       4.1           2.8            4.5             5.6         4.7
Other income (expense)......................       0.4          (0.1)            --              --          --
Interest expense............................      (2.3)         (2.7)          (3.3)           (3.1)       (4.6)
                                                 -----         -----          -----           -----       -----
Income before minority interest
   in joint ventures,  income
   taxes and extraordinary item.............       2.2            --            1.2             2.5         0.1
Minority interest in joint ventures.........       1.4           1.1            0.4            (0.4)         --
                                                 -----         -----          -----           -----       -----
Income before income taxes and
  extraordinary item........................       0.8          (1.1)           0.8             2.1         0.1
Income tax expense (benefit)................       0.4          (0.4)           0.5             0.8          --
                                                 -----         -----          -----           -----       -----
Income (loss) before
   extraordinary item.......................       0.4          (0.7)           0.3             1.3         0.1
Extraordinary item - loss on
  extinguishment of debt....................        --            --             --              --        (0.7)
                                                 -----         -----          -----           -----       -----
Net income (loss)...........................       0.4%         (0.7)%          0.3%            1.3%       (0.6)%
                                                 =====         =====          =====           =====       =====

27-WEEK PERIOD ENDED JULY 3, 1996 COMPARED WITH 26-WEEK PERIOD ENDED JUNE 28,
1995



       Restaurant Sales. Restaurant sales increased $46.0 million to $79.2 million for the period ended July 3, 1996 as compared with restaurant sales of $33.1 million for the period ended June 28, 1995. This increase was primarily attributable to the Merger, the BEP Acquisition, and new restaurants opened during fiscal 1995.



       Cost of Food and Beverage. Cost of food and beverage increased to 27.8% of restaurant sales for the period ended July 3, 1996 as compared with 26.6% of restaurant sales for the period ended June 28, 1995, primarily as the result of several promotional programs implemented in January 1996 and the higher food costs associated with the Company's non-Denny's restaurants, which were 30.5% of restaurant sales at such restaurants for the period.



       Payroll and Payroll Related Costs. Payroll and payroll related costs were 34.6% of restaurant sales for the period ended July 3, 1996 as compared with 33.3% of restaurant sales for the period ended June 28, 1995. This increase was primarily attributable to staffing inefficiencies created by the promotional programs implemented in the first quarter of 1996 and higher payroll costs associated with the Company's non-Denny's restaurants, which were 38.3% of restaurant sales at such restaurants for the period.



       Depreciation and Amortization. Depreciation and amortization of restaurant equipment, leasehold improvements, intangible assets, pre-opening costs, and other items were 3.6% of restaurant sales for the period ended July 3, 1996 as compared with 3.6% of restaurant sales for the period ended June 28, 1995.



       Other Restaurant Operating Costs. Other restaurant operating costs were 25.4% of restaurant sales for the period ended July 3, 1996 as compared with 26.1% of restaurant sales for the period ended June 28, 1995. This decrease was primarily attributable to lower occupancy costs associated with the restaurants operated by AFR prior to the Merger and to lower insurance costs.



       Restaurant Operating Income. Restaurant operating income increased $3.4 million to $6.9 million for the period ended July 3, 1996 as compared with $3.5 million for the period ended June 28, 1995. This increase was principally the result of the factors described above.



       Administrative Expenses. Administrative expenses decreased to 4.0% of restaurant sales for the period ended July 3, 1996 as compared with 4.8% of restaurant sales for the period ended June 28, 1995. This decrease was primarily the result of reduced administrative staffing levels as a result of the Merger and an increase in revenue without a proportional increase in administrative costs.



       Interest Expense. Interest expense was $3.7 million, or 4.6% of restaurant sales, for the period ended July 3, 1996 as compared with $1.0 million, or 3.1% of restaurant sales, for the period ended June 28, 1995. The increase is the result of increased debt levels, including interest expense on capitalized lease obligations associated with new store development.



       Income Tax Expense. The Company recorded income tax expense of approximately $13,000, an effective rate of 39.4%, for the period ended July 3, 1996 as compared with income tax expense of approximately $279,000, an effective rate of 39.5%, for the period ended June 28, 1995.



       Extraordinary Item - Loss on Extinguishment of Debt. In connection with the Merger, the Company repaid approximately $11.0 million of indebtedness, which resulted in an extraordinary loss on extinguishment of such debt of $497,000, net of an income tax benefit of $332,000.



       Net Income (Loss). The Company recorded a net loss of approximately $(477,000) for the period ended July 3, 1996 as compared with net income of $427,000 for the period ended June 28, 1995, as a result of the factors described above.

FISCAL 1995 COMPARED WITH FISCAL 1994

       Restaurant Sales. Restaurant sales increased $27.4 million, or 57.9%, to $74.7 million for fiscal 1995 as compared with restaurant sales of $47.3 million for fiscal 1994. This increase was primarily attributable to restaurant sales associated with the 1994 acquisitions, restaurants opened during 1995, and the restaurants associated with the Kettle leases.

       Cost of Food and Beverage. Cost of food and beverage increased to 27.2% of restaurant sales for fiscal 1995 as compared with 27.0% of restaurant sales for fiscal 1994, primarily due to increased commodity prices in the fourth quarter of 1995 and higher food costs at the restaurants associated with the Kettle leases of 32.2% of restaurant sales. Excluding the food and beverage costs at the restaurants associated with the Kettle leases, food and beverage costs for fiscal 1995 would have been 26.9% of restaurant sales, a decrease of 0.1% from fiscal 1994.

       Payroll and Payroll Related Costs. Payroll and payroll related costs were 33.5% of restaurant sales for fiscal 1995 as compared with 33.8% of restaurant sales for fiscal 1994. This decrease was primarily attributable to improved workers' compensation costs and the addition of new restaurants with higher sales volumes without a proportionate increase in payroll costs. The payroll and payroll related costs at the restaurants associated with the Kettle leases were 37.9% of restaurant sales. Excluding the payroll and payroll related costs at the restaurants associated with the Kettle leases, payroll and payroll related costs for fiscal 1995 would have been 32.9% of restaurant sales, a decrease of 0.8% from fiscal 1994.

       Depreciation and Amortization. Depreciation and amortization of restaurant equipment and leasehold improvements, intangible assets, and pre-opening costs totaled $2.9 million, or 3.9% of restaurant sales, for fiscal 1995 as compared with $1.5 million, or 3.2% of restaurant sales, for fiscal 1994. The increase of approximately $1.4 million is attributable to the amortization of the capital leases associated with new restaurants, the amortization of intangible assets associated with the 1994 acquisitions, and the amortization of pre-opening costs.

       Other Restaurant Operating Costs. Other restaurant operating costs were 25.7% of restaurant sales for fiscal 1995 as compared with 26.4% of restaurant sales for fiscal 1994. The decrease is attributable to improved cost controls at the restaurant level as well as lower occupancy costs, including general liability insurance costs. Other operating costs at the restaurants associated with the Kettle leases, which include no franchise costs, were 30.8% of restaurant sales. If the Kettle results were excluded, other operating costs for fiscal 1995 would have been 25.5% of restaurant sales, a decrease of 0.9% from fiscal 1994.

       Restaurant Operating Income. Restaurant operating income increased $2.1 million to $6.6 million for fiscal 1995 as compared with $4.5 million for fiscal 1994. This increase was principally the result of increased restaurant sales and the factors described above.

       Administrative Expenses. Administrative expenses decreased to 4.5% of restaurant sales for fiscal 1995 as compared with 5.5% of restaurant sales for fiscal 1994. This decrease was primarily the result of increased sales volume without proportionate cost increases.

       Interest Expense. Interest expense increased to $2.5 million, or 3.3% of restaurant sales, for fiscal 1995 as compared with $1.3 million, or 2.7% of restaurant sales for fiscal 1994. This increase is attributable to the increased level of long-term debt associated with the restaurant acquisitions in 1994 and the capitalized lease obligations associated with new store development.


       Income Taxes. The income tax provision was $305,000 for fiscal 1995 as compared with an income tax benefit of $(209,000) for fiscal 1994. Due to the adjustment of several items from the prior year, a tax rate of 60.3% resulted in fiscal 1995.

FISCAL 1994 COMPARED WITH FISCAL 1993

       Restaurant Sales. Restaurant sales increased $14.7 million, or 45.2%, to $47.3 million for fiscal 1994 as compared with restaurant sales of $32.6 million for fiscal 1993. This increase is due to the increased number of restaurants in operation during 1994.

       Cost of Food and Beverage. Cost of food and beverage decreased to 27.0% of restaurant sales for fiscal 1994 as compared with 27.4% of restaurant sales for fiscal 1993. This decrease is primarily attributable to improved cost controls at the restaurant level.

       Payroll and Payroll Related Costs. Payroll and payroll related costs were 33.8% of restaurant sales for fiscal 1994 as compared with 31.6% of restaurant sales for fiscal 1993. This increase was attributable to staffing inefficiencies associated with the 1994 acquisitions and increased workers' compensation costs.

       Depreciation and Amortization. Depreciation and amortization of restaurant equipment and leasehold improvements, intangible assets, and pre-opening costs totaled $1.5 million, or 3.2% of restaurant sales, for fiscal 1994 as compared with $1.3 million, or 4.1% of restaurant sales, for fiscal 1993. This increase of approximately $200,000 is attributable to the increase in obligations under capital leases associated with new restaurant openings and the amortization of intangible assets associated with the 1994 acquisitions.

       Other Operating Expenses. Other operating expenses were 26.4% of restaurant sales for fiscal 1994 as compared with 27.3% of restaurant sales for fiscal 1993. The decrease is attributable to improved cost controls at the restaurant level as well as lower occupancy costs. Lower occupancy costs are attributable to newly developed stores, which typically have higher sales volumes and thus lower percentage occupancy costs.

       Restaurant Operating Income. Restaurant operating income increased to $4.5 million for fiscal 1994 as compared with $3.1 million for fiscal 1993 as a result of the increased number of units inspected and operating.

       Administrative Expenses. Administrative expenses decreased to 5.5% of restaurant sales for fiscal 1994 as compared with 6.3% of restaurant sales for fiscal 1993. This percentage decrease is primarily attributable to increased sales volume without proportionate cost increases.

       Interest Expense. Interest expense increased to $1.3 million, or 2.7% of restaurant sales, for fiscal 1994 as compared with $736,000, or 2.3% of restaurant sales for fiscal 1993. This increase is attributable to the increased level of long-term debt associated with the 1994 acquisitions and the capitalized lease obligations associated with new store development.


       Income Taxes. The income tax benefit was $(209,000) for fiscal 1994 as compared with an income tax provision of $144,000 for fiscal 1993.


LIQUIDITY AND CAPITAL RESOURCES


       The Company, and the restaurant industry generally, operate principally on a cash basis with a relatively small amount of receivables. Therefore, like many other companies in the restaurant industry, the Company operates with a working capital deficit. The Company's working capital deficit was $3.6 million at December 30, 1993, $6.1 million at December 28, 1994, $9.4 million at December 27, 1995, and $33.9 million at July 3, 1996. Of the working capital deficit at July 3, 1996, approximately $11.6 million was attributable to employee severance costs and restaurant closing costs as a result of the Merger. In addition, the Company's working capital has been affected by expenditures of approximately $4.0 million to settle past-due accounts of AFR existing on the date of the Merger. The Company believes that its working capital deficit other than the Merger-related amounts described above is consistent with the working capital position of restaurant operators of similar size. The Company anticipates that it will continue to operate with a working capital deficit, but that the deficit will be reduced from current levels as the costs incurred as a result of the Merger are paid.



       The Company historically has satisfied its capital requirements through credit facilities and the sale and leaseback of developed and acquired restaurants or restaurants converted to the Denny's concept. The Company requires capital principally for the development of new restaurants and to fund the acquisition and conversion of existing restaurants. Expenditures for property and equipment totaled approximately $1.6 million, $9.7 million and $8.7 million for fiscal 1993, fiscal 1994, and fiscal 1995, respectively. Expenditures for property and equipment and intangibles totaled approximately $4.4 million for the 27-week period ended July 3, 1996. As described below, the Company currently has commitments for approximately $20.0 million of sale-leaseback financing through 1997.



       On March 29, 1996, the Company completed the Merger by issuing an aggregate of 6,937,500 shares of Common Stock, $6.0 million of Series A 13% Subordinated Notes due 2003 (the "Series A Notes"), $18.25 million of Series B Notes, and Series A Warrants and Series B Warrants to acquire an aggregate of 660,000 shares of Common Stock of DRC. Although no cash was required for this acquisition of restaurant properties, the Company entered into a new credit facility to fund acquisition costs and the significant past-due payables of AFR existing at the time of the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Credit Facility." As described below, the Company repaid the Series A Notes in connection with the BEP Acquisition.



       On July 3, 1996, the Company completed the BEP Acquisition. The purchase price for BEP consisted of (i) cash of approximately $50.0 million, and (ii) a promissory note in the principal amount of $15.0 million issued to the seller (the "BEP Purchase Note"). See "Description of Securities - BEP Purchase Note." On July 3, 1996, the accounts of BEP included cash of approximately $4.2 million. The Company obtained the funds for the cash portion of the purchase price by entering into sale and lease transactions. See "Properties" and "Certain Transactions." Also in connection with the BEP Acquisition, on July 3, 1996, the Company repaid all of the $6.0 million principal amount outstanding on its Series A Notes plus accrued and unpaid interest on the Series A Notes as of July 3, 1996. The Company repaid the Series A Notes by utilizing the cash acquired in connection with the BEP Acquisition, borrowings under the credit facility described below, and by issuing 250,000 shares of Common Stock to the holder of the Series A Notes. See "Certain Transactions."



       The Company believes that its future capital requirements will be primarily for the development of new restaurants, for continued acquisitions, and for conversion of restaurants to the Denny's or other restaurant concepts. Pursuant to the Development Agreement with Denny's, Inc., the Company is required to develop and open a total of 40 Denny's restaurants in specified locations during the period ending December 31, 1997. Through October 31, 1996, the Company had developed and opened a total of 10 of the 40 new Denny's restaurants and had two new restaurants under development. Pursuant to various other agreements with Denny's, Inc. and certain other parties, the Company is required to convert a total of 25 restaurants operated under the "Kettle" trade name to the Denny's concept by March 1997. During the first two quarters of fiscal 1996, the Company converted five non-Denny's restaurants to Denny's restaurants and sold 23 other non-Denny's restaurants. The Company estimates that its costs to develop and open new Denny's restaurants, excluding real estate and building costs, will be approximately $350,000 to $390,000 per restaurant, and that its costs associated with the conversion of a non-Denny's restaurant to the Denny's concept will be approximately $160,000 to $450,000 per restaurant. The lessors of 12 of the Company's Kettle restaurants have agreed to fund up to $250,000 of the costs of converting each of those restaurants.


       An affiliate of CNL Group, Inc. ("CNL") has agreed, subject to various conditions, including that there be no material adverse change in the financial condition of the Company, to make available to the Company up to $20.0 million in each of 1996 and 1997 in order to finance development of new restaurants and the conversion of non-Denny's restaurants to the Denny's concept. Each financing will take the form of a "sale-leaseback," in which CNL would purchase a particular restaurant property and lease it back to the Company for up to 30 years. During that period, the initial annual rent will be 10.625% of the purchase price, subject to a 10% increase every five years

(e.g., from 10.625% to 11.6875% at the end of the first five-year period). The leases also will provide for additional rent based on increases in gross sales at the respective restaurants. The Company will have a right of first refusal on the sale of each property by CNL, and will have the right to purchase each property during the eighth year of the lease.


       The Company plans to further increase its working capital as necessary through equity or debt financings in the public or private securities markets, additional sale-leaseback transactions, the disposition of underperforming restaurants, and additional credit facilities. The Company currently anticipates that it will utilize the Delayed Term Loan described below to repay the BEP Purchase Note prior to the date on which the warrants issued in connection with the BEP Purchase Note become exercisable. The Company also intends to use its best efforts to redeem all of the Series B Notes prior to the date on which the Series B Warrants become exercisable. See "Description of Securities - Warrants." The Company currently anticipates that it will be required to obtain the funds needed to repay the Series B Notes through the sale of equity securities or by increasing its debt financing. There can be no assurance that financing for any of these purposes will be available or will be available on satisfactory terms.


CREDIT FACILITY


       In connection with the Merger and the BEP Acquisition, the Company entered into a $65.0 million credit facility with Banque Paribas, as agent, and the Company's other senior lenders (the "Credit Facility"). The Credit Facility consists of (i) a Term Loan (the "Term Loan"), (ii) Revolving Loans (the "Revolver"), and (iii) a Delayed Draw Term Loan (the "Delayed Term Loan"). The Term Loan, the Revolver, and the Delayed Term Loan will mature and become payable December 31, 2001. At the Company's option, interest on all amounts borrowed under the Credit Facility will accrue at the rate of either prime plus 1.5% or a "Eurodollar Rate" calculated based upon LIBOR plus 3.5%. Amounts borrowed under the Credit Facility are secured by substantially all of the tangible and intangible assets of the Company. The Company will be required to make mandatory prepayments of amounts borrowed under the Credit Facility in the event of certain asset sales, equity issuances, excess cash flows, and under certain other circumstances.



       The Credit Facility contains certain provisions that, among other things, will limit the ability of the Company and its subsidiaries, without the consent of Banque Paribas, to incur additional indebtedness, pay certain dividends or make certain distributions on their respective capital stock, repurchase shares of their respective capital stock, enter into additional restaurant leases, make acquisitions or sell assets, or exceed specified levels of capital expenditures.



       The Company paid fees for loan origination and amendment, investment banking services, legal services, prepayment of existing debt, and other fees of approximately $4.7 million in connection with the negotiation and execution of the Credit Facility at the time of the Merger and the negotiation and execution of amendments to the Credit Facility at the time of the BEP Acquisition. During the term of the Credit Facility, the Company will be required to pay an annual fee of $75,000 to Banque Paribas as agent of the lenders that participate with it in the facility and a fee of 0.5% of the unused portion of amounts available for borrowing under the Credit Facility. In addition, the Company issued to Banque Paribas six-year warrants to acquire an aggregate of 738,028 shares of the Company's Common Stock. See "Description of Securities - Warrants."


Term Loan


       In connection with the Merger, the Company borrowed $35.0 million under the Term Loan, which was used to refinance certain indebtedness of AFR and DRC existing prior to the Merger and to pay certain transaction expenses incurred in connection with the Merger and the Credit Facility. The Company is required to repay the Term Loan in quarterly payments of principal and interest.

Revolver


       The Credit Facility includes a $15.0 million Revolver that the Company may utilize to finance working capital needs, to repay the Term Loan, to make capital expenditures, and to support letters of credit. As of September 30, 1996, the Company had approximately $3.0 million available for borrowings under the Revolver.


Delayed Term Loan


       Provided that certain conditions are met, the Company will be permitted to make draws of all or a part of the $15.0 million available under the Delayed Term Loan to finance acquisitions of additional restaurants beginning on June 30, 1996 and ending on December 31, 1997, and will be permitted to make draws under the Delayed Term Loan to repay the BEP Purchase Note and Series B Notes beginning December 31, 1996 and ending on December 31, 1997.


SEASONALITY

       The Company's operating results fluctuate from quarter to quarter as a result of the seasonal nature of the restaurant industry, the temporary closing of existing restaurants for conversion, and other factors. The Company's restaurant sales are generally greater in the second and third fiscal quarters (April through September) than in the first and fourth fiscal quarters (October through March). Occupancy and other operating costs, which remain relatively constant, have a disproportionately negative effect on operating results during quarters with lower restaurant sales. The Company's working capital requirements also fluctuate seasonally, with its greatest needs occurring during its first and fourth quarters.

INFLATION

       The Company does not believe that inflation has had a material effect on operating results in past years. Although increases in labor, food or other operating costs could adversely affect the Company's operations, the Company generally has been able to modify its operating procedures or to increase prices to offset increases in its operating costs.

NEW ACCOUNTING STANDARDS

       The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal 1995.

       The Company has determined that it will not change to the fair value method under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based transactions.

                                    BUSINESS

GENERAL


       The Company currently operates 314 family-oriented, full-service restaurants in 32 states, primarily in the southeastern, midwestern, western, and southwestern United States. Of the Company's 314 restaurants, 182 are Denny's restaurants, which represents approximately 12% of the Denny's system and makes the Company the largest Denny's franchisee in terms of revenue and the number of restaurants operated. The Company also owns and operates 99 Black-eyed Pea restaurants, primarily in Texas, Georgia, Oklahoma, and the Washington, D.C. area, and franchises to third parties the rights to operate 29 Black-eyed Pea restaurants in 6 states. In addition, the Company operates 33 restaurants under various other concepts, which the Company currently is in the process of converting to the Denny's concept or selling. The Company intends to increase the number of its restaurants through the development of new Denny's and Black-eyed Pea restaurants, the acquisition of existing Denny's restaurants, the franchising of additional Black-eyed Pea restaurants, and the acquisition and conversion to the Denny's or Black-eyed Pea concept of restaurants currently operating under other restaurant concepts. The Company also plans to convert to the Denny's or Black-eyed Pea concept certain of its restaurants currently operating under other restaurant concepts, to re-image to the new Denny's format certain of its Denny's restaurants that have not already been re-imaged, and to sell or close other restaurants as appropriate based on performance, geographical, and other considerations. In addition, the Company may expand its operations to include one or more additional restaurant concepts through the acquisition of one or more restaurant chains or multiple restaurant locations. See "Business - Strategy."


DEVELOPMENT OF THE COMPANY


       The Company began operations in 1986 through one or more predecessor entities under common control. The Company was incorporated in 1989 and has pursued an aggressive program of growth through acquisitions of Denny's and other restaurants and through development of new Denny's restaurants. Since 1986, the Company has developed more new Denny's restaurants than either Denny's, Inc. or any other Denny's franchisee. The table below sets forth information regarding the number of restaurants that the Company has acquired, developed, converted to the Denny's concept, and closed or sold in each year since the beginning of fiscal 1991, including restaurants developed, sold, or closed by BEP prior to the BEP Acquisition.



           RESTAURANTS ACQUIRED, DEVELOPED, CONVERTED, SOLD, OR CLOSED




                                           1991          1992           1993          1994          1995         1996(1)
                                           ----          ----           ----          ----          ----         ----
DENNY'S RESTAURANTS:
  Number open beginning of period.......     59            72            89           102           148           168
  Acquired..............................      9             3             2            40             3             0
  Developed.............................      0             1             4             6             8             5
  Converted from other concept..........      5            13             7             1            10            12
  Sold or closed........................     (1)            0             0            (1)           (1)           (3)
                                             --            --           ---           ---           ---           ---
  Number open at end of period..........     72            89           102           148           168           182
                                             ==            ==           ===           ===           ===           ===
NON-DENNY'S RESTAURANTS:
  Number open beginning of period.......     62            59            43            59            56            82
  Acquired..............................      6             1            24             1            36             1
  Converted.............................     (5)          (13)           (7)           (1)          (10)          (12)
  Closed(2).............................     (5)           (4)           (1)           (3)            0           (15)
  Sold..................................      0             0             0             0             0           (23)
  Reopened..............................      1             0             0             0             0             0
                                             --            --           ---           ---           ---           ---
  Number open at end of period..........     59            43            59            56            82            33
                                             ==            ==           ===           ===           ===           ===
BLACK-EYED PEA RESTAURANTS:
  Number open beginning of period.......     61            70            82            97           103           105
  Developed.............................      9            12            15             6             5             0
  Sold or closed........................      0             0             0             0            (3)           (6)
                                             --            --           ---           ---           ---           ---
  Number open at end of period..........     70            82            97           103           105            99
                                             ==            ==           ===           ===           ===           ===



------------
(1)    As of October 31, 1996
(2) Of the stores closed as of October 31, 1996, five are closed for remodeling.

         Although it currently has no acquisition targets, the Company may expand its operations to include one or more additional restaurant concepts through the acquisition of one or more restaurant chains or multiple restaurant locations. It is currently contemplated that such acquisitions would be made only if they can be integrated with the Company's existing restaurant operations and only if they would have a meaningful impact on the Company's operations.



       The following table sets forth certain information with respect to the Company's restaurants as of October 31, 1996 and plans for future restaurant activity.




                                   CURRENT RESTAURANTS                               ANTICIPATED FUTURE ACTIVITY
                     -----------------------------------------------   -----------------------------------------------------
                          COMPANY-OWNED RESTAURANTS                     DENNY'S   BLACK-EYED     NON-DENNY'S
                     ------------------------------------                TO BE    PEAS TO BE        TO BE
                                                  CLOSED  FRANCHISED   DEVELOPED   DEVELOPED      CONVERTED     NON-DENNY'S
                              BLACK-EYED            FOR   BLACK-EYED    THROUGH     THROUGH        THROUGH     TO BE SOLD OR
                     DENNY'S     PEA      OTHER   REMODEL    PEA        12/31/97   12/31/97       12/31/97        CLOSED
                     -------  ----------  -----   ------- ----------   ---------  ----------     ----------    -------------
Alabama.........        7           1         3                                                         3

Arizona.........       15                                    6            2

Arkansas........        2           1

Colorado........        8                                   13            1

Florida.........       17                     3              5                                          3

Georgia.........       14           9         1                                                         1

Idaho...........        6

Illinois........                              1                                                         1

Indiana.........        6           1

Iowa............        5

Kansas..........        1           2

Kentucky........       16

Louisiana.......        1                     1

Maryland........                    4

Michigan........        1                    11                                                                        11

Minnesota.......        1

Missouri........        1           5

Nebraska........        4

Nevada..........        1

New Mexico......                    2

North Carolina..        3           1                 2                                                 2

Ohio............       20                     1       3                                                 4

Oklahoma........        2           5         5                                          1              5

Oregon..........        1                                                 1

South Carolina..        2           1         1                                                         1

South Dakota....        1

Tennessee.......        5           2

Texas...........       26          60         6                  1                       7              6

Utah............        8                                                 1

Virginia........                    5         1                  3                                      1

Wisconsin.......        3

Wyoming.........        5
                      ---          --        --       -         --        -              -             --              --

                      182          99        33       5         29        5              8             27              11
                      ===          ==        ==       =         ==        =              =             ==              ==

STRATEGY


       The Company's business strategy is to (i) continue to develop new restaurants; (ii) convert to the Denny's concept certain of its existing restaurants operating under other concepts; (iii) re-image to the new Denny's format certain of its Denny's restaurants that have not already been re-imaged;
(iv) accelerate efforts to franchise additional Black-eyed Pea restaurants; (v) acquire additional restaurants; and (vi) enhance its operational efficiencies.


New Restaurant Development


       The Company plans to continue to develop new Denny's and Black-eyed Pea restaurants, particularly in high-growth markets where it currently operates restaurants in order to capitalize on positive demographic and traffic patterns, an existing management structure, established advertising programs, and reduced distribution costs of food and beverages. During the three-year period ended December 27, 1995, the Company developed 22 new Denny's restaurants. Sales per restaurant for those of the Company's new Denny's restaurants that operated for all of fiscal 1995 averaged $1.3 million, which exceeds the average sales per restaurant for the Company's other Denny's restaurants. The Company has developed five new Denny's restaurants during fiscal 1996 and currently has five new Denny's restaurants in various stages of development. The Company anticipates that it will develop two new Denny's restaurants during the remainder of 1996 and approximately five new Denny's restaurants in 1997, primarily within its current geographic territory. The Company currently anticipates that it will develop approximately eight new Black-eyed Pea restaurants through the end of 1997. In addition, the Company plans to accelerate its franchising efforts with respect to Black-eyed Pea restaurants. See "Risk Factors - Inability to Develop or Convert Restaurants."


Conversions of Non-Denny's Restaurants


       The Company plans to convert most of its current non-Denny's and non-Black-eyed Pea restaurants to the Denny's concept. The Company believes that conversion to the Denny's concept contributes substantially to improved restaurant sales and restaurant operating income. Historically, the Company's cost to convert a non- Denny's restaurant to a Denny's restaurant has ranged from approximately $250,000 to $500,000, including opening costs and franchise fees. The Company estimates the cost to convert each of its Kettle restaurants to Denny's restaurants to be $350,000, including opening costs and franchise fees, but the lessors of 12 of the Company's Kettle restaurants have agreed to fund up to $250,000 of these conversion costs. The Company anticipates that it will convert a total of 12 non-Denny's restaurants to the Denny's concept by the end of fiscal 1996.



Denny's Re-Imaging Program



       The Company plans to re-image certain of its Denny's restaurants that have not been re-imaged to the new Denny's concept implemented by Denny's, Inc. in 1994. The re-imaging strategy includes a remodeling program featuring an updated exterior look, new signage, and an improved interior layout with more comfortable seating and enhanced lighting. The Company believes that re-imaging often results in a percentage growth in operating income that exceeds the percentage growth in sales. The Company re-imaged seven Denny's restaurants during 1995. Since their re-imaging, sales in the restaurants re-imaged in 1995 have increased 15% over the results in the prior year. The Company's costs to re-image its Denny's restaurants historically have averaged approximately $300,000 per restaurant. However, Denny's, Inc. recently implemented a program of re-imaging its Denny's restaurants at a cost of approximately $150,000 per restaurant. The Company intends to implement this program for future re-imagings of its Denny's restaurants. The re-imaging process generally takes approximately 20 days per store, during which time the restaurant is closed, causing a loss of revenue. The Company anticipates that beginning in fiscal 1997 it well resume re-imaging selected restaurants in markets where it believes such re-imagings will have a meaningful impact on sales and operating margins.

Increased Franchising Efforts



       The Company intends to increase its efforts to expand the number of franchised Black-eyed Pea restaurants and to strengthen its franchise system. The Company currently is developing and implementing plans to identify selected high-growth markets that will be suitable locations for franchised Black-eyed Pea restaurants and to initiate a program of controlled franchise expansion. The Company intends to attract franchisees that have the experience, financial resources, and management capabilities necessary to develop and operate multiple restaurant locations in accordance with the standards of the Black-eyed Pea franchise system. The Company also intends to provide its franchisees with sufficient assistance in site selection, store design and construction, employee training, restaurant operations, purchasing, and marketing in order to ensure the success of the entire Black-eyed Pea restaurant concept.



Restaurant Acquisitions



       The Company plans to continue to acquire Denny's restaurants as well as other restaurants that it can convert to the Denny's concept. The Company strives to acquire restaurants when it believes it can improve their performance through better management and greater operating efficiencies or through conversion to the Denny's or Black-eyed Pea concept. The Company believes it can take advantage of its organizational and management expertise to bring improved quality and operating efficiencies to the restaurants it acquires.



       From January 1, 1994 through July 3, 1996, the Company acquired a total of 179 restaurants in 9 transactions. Of these restaurants, 43 were Denny's restaurants acquired either from Denny's, Inc. or from other Denny's franchisees and 99 were Black-eyed Pea restaurants purchased in the BEP Acquisition. These strategic acquisitions increased market share in existing marketplaces or extended geographic coverage and resulted in a decrease in administrative expenses as a percentage of sales without a proportionate cost increase.


Enhancement of Operating Efficiencies


       The Company intends to enhance its operating efficiencies by (i) concentrating its restaurant development, acquisitions, and franchising efforts in specific markets where it has existing restaurants; (ii) selling or closing restaurants that are not profitable and cannot be successfully re-imaged or converted; and (iii) capitalizing on operating synergies and efficiencies made possible by its acquisitions and expanding operations.



Concentrating Restaurant Growth in Specific Markets



       The Company currently plans to concentrate the restaurant development, acquisition, and franchising efforts described above in selected high-growth markets where it operates existing restaurants in order to capitalize on certain operating efficiencies that such concentration generally provides. The Company's experience indicates that operating multiple restaurant locations in targeted markets enables each restaurant within the market to achieve increased customer recognition and to obtain greater benefits from advertising and marketing expenditures than can be obtained by single restaurants in isolated markets. In addition, concentration of restaurants in specific markets will create economies of scale and costs savings as a result of lower overall management costs, lower costs of goods sold as a result of lower distribution costs, more efficient utilization of advertising and marketing programs, and other administrative savings.



Sale or Closure of Certain Restaurants



       Following the Merger, the Company decided to sell or close a total of two Denny's restaurants and 31 non-Denny's restaurants. The Company determined that these restaurants either could not be converted to the Denny's concept because they were situated in close proximity to an existing Denny's restaurant or had below-average unit operating results. Upon consummation of the Merger, the Company established reserves of approximately $6.0 million related to the cost of closing these restaurants. Effective as of July 3, 1996, the Company sold 23 non- Denny's restaurants to a former officer and director of the Company. See "Certain Transactions." The Company intends to continue to evaluate the operating results of each of its restaurants and to sell or close any underperforming restaurants that it determines it will be unable to successfully re-image or convert.



Capitalizing on Operating Synergies and Efficiencies



       The Company has completed the consolidation of certain of its administrative functions following the Merger and the BEP Acquisition and plans to continue to implement steps resulting in significant operating efficiencies and cost savings made possible by those transactions. These steps include taking advantage of substantial reduction in operating expenses and increased operating income as the overhead of the Company, DRC, and BEP is consolidated, duplicative functions are eliminated, and other cost savings are realized. The headquarters for the combined operations has been consolidated within DRC's existing facility in Scottsdale, Arizona, which will reduce overall payroll costs and other overhead expenses, including redundant legal, accounting, and other corporate administrative costs. In addition, DRC's comprehensive insurance policy was cancelled following the Merger and the Company is seeking to further consolidate its insurance policies and reduce insurance costs following the BEP Acquisition. The Company currently is upgrading its management information systems to enable its restaurant-level point-of-sales systems to communicate directly with the Company's centralized accounting systems, which should speed information delivery, eliminate system redundancies, and enable Company management to more effectively analyze and monitor sales and costs throughout the Company's operations.


DENNY'S RESTAURANTS


       The Company currently operates 182 Denny's restaurants, representing approximately 12% of the Denny's system and making the Company the world's largest Denny's franchisee in terms of revenue and the number of restaurants operated.


Denny's, Inc.


       The Company operates its Denny's restaurants pursuant to franchise agreements with Denny's, Inc. See "Business - Denny's Restaurants - Denny's Franchise Agreements." Denny's, Inc. is a wholly owned subsidiary of Flagstar Companies, Inc. ("Flagstar"). Flagstar conducts its restaurant operations through three principal chains: Denny's, the largest family-oriented, full-service restaurant chain in the United States, with more than 1,500 corporate-owned or franchised units in 49 states and six foreign countries; Hardee's, a chain of quick-service restaurants specializing in sandwiches; and Quincy's, one of the largest chains of steakhouse restaurants in the southeastern United States. Flagstar also operates El Pollo Loco, a chain of quick-service restaurants featuring flame-broiled chicken and steak products and related Mexican food items.


Concept

       Denny's are family-oriented, full-service restaurants, featuring a wide variety of traditional family fare. The restaurants are designed to provide a casual dining atmosphere with moderately priced food and quick, efficient service. Denny's restaurants generally are open 24 hours a day, seven days a week.

Menu and Pricing

       All Denny's restaurants throughout the United States have uniform menus with some regional and seasonal variations. Denny's restaurants serve breakfast, lunch, and dinner and also feature a "late night" menu. Breakfasts include Denny's popular "Original Grand Slam Breakfast" combinations, consisting of a variety of eggs, breakfast meats, pancakes, biscuits, muffins, and other items, as well as traditional breakfast items such as eggs, omelets, pancakes, waffles, cereals, and muffins. Lunch and dinner entrees include prime rib, roast beef, fried shrimp, fish, roast turkey, grilled or fried chicken, sirloin tips, and liver. The restaurants also offer a variety of soups, salads, sandwiches, appetizers, side orders, beverages, and desserts. Appetizers include mozzarella sticks, buffalo wings, chili, chicken strips, and quesadillas; and desserts include cakes, pies, ice cream, and sundaes. The restaurants offer free refills on coffee, soft drinks, lemonade, and tea. Special menus are available for senior citizens and children. Through July 3, 1996, the average check per customer at the Company's Denny's restaurants was $5.04.



       Since 1994, Denny's, Inc. has conducted a promotional strategy that involves the "value pricing" of several menu items and directing the marketing efforts at such items. The first and best known "valued priced" item has been the Original Grand Slam Breakfast, which consists of two eggs, two pancakes, two sausage links, and two strips of bacon that typically would sell for approximately $3.99 but currently sells for $2.99. These programs have resulted in increased costs of food and beverage as a percentage of the Company's restaurant sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Denny's Inc. recently discontinued several of these promotional programs.



Restaurant Layout


       The Company's Denny's restaurants generally operate in free-standing locations in high-traffic commercial areas. The restaurants average approximately 4,800 square feet, with an average seating capacity of 180 people. Generally, the dining areas are fully carpeted and informal in design and contain booths, tables, and counter seating. The layout of each restaurant is designed to easily accommodate both smaller groups of two and four as well as large groups of guests. All guests are greeted and seated by a host or hostess when they enter the restaurant.

Unit Economics


       The Company estimates that its total costs of developing a new Denny's restaurant currently ranges from $290,000 to $390,000, exclusive of annual operating costs and assuming that the land and buildings are obtained under a lease arrangement. These costs include approximately (i) $230,000 to $330,000 for furniture, fixtures, and equipment; (ii) $40,000 for pre-opening costs, including hiring and training costs, employee wages, and advertising; and (iii) $20,000 for the initial franchise fee. The Company estimates that its total cost of converting an acquired restaurant to the Denny's concept currently ranges from approximately $250,000 to $500,000, exclusive of annual operating costs and assuming that the land and building are obtained under a lease arrangement. These costs include approximately (a) $200,000 to $450,000 for remodelling and improvements; (b) $30,000 for pre-opening costs, including hiring costs, employee wages, and advertising; and (c) $20,000 for the initial franchise fee. The Company leases substantially all of its restaurant sites in order to minimize the costs of acquiring and developing new restaurants. The Company currently intends to lease its restaurant sites in the future. See "Business - Financing and Leasing" and "Properties."


Site Selection


       When evaluating whether and where to develop a new Denny's restaurant, the Company conducts an internal screening process to determine a restaurant's estimated profit potential. The Company considers the location of a restaurant to be one of the most critical elements of the restaurant's long-term success. Accordingly, the Company expends significant time and effort in the investigation and evaluation of potential restaurant sites. In conducting the site selection process, the Company primarily evaluates site characteristics (such as visibility, accessibility, and traffic volume), considers the restaurant's proximity to demand generators (such as shopping malls, lodging, and office complexes), reviews potential competition, and analyzes detailed demographic information (such as population characteristics, density, and household income levels). Because Denny's restaurants are often impulse rather than destination restaurants, the Company emphasizes visibility and high traffic patterns in its site selection and places somewhat less importance on population demographics. Senior corporate management evaluates and approves each restaurant site prior to its development. Denny's, Inc. provides site selection guidelines and criteria as well as site selection counseling and assistance and must approve sites selected by the Company.

The Denny's System

       Denny's restaurants are developed and operated pursuant to a specified system developed by Denny's, Inc. (the "Denny's System"). Denny's, Inc. prepares and maintains the detailed standards, policies, procedures, manuals, and other requirements that constitute the Denny's System in order to facilitate the consistent operation and success of all Denny's restaurants. The Denny's System includes distinctive interior and exterior designs, decors, color schemes, furnishings, and employee uniforms; uniform specifications and procedures for restaurant operations; standardized menus featuring unique recipes and menu items; procedures for inventory and management control; formal training and assistance programs; advertising and promotional programs; and special promotional items. The Denny's System includes established, detailed requirements regarding (i) the quality and uniformity of products and services offered; (ii) the purchase or lease, from suppliers approved by Denny's, Inc., of equipment, fixtures, furnishings, signs, inventory, ingredients, and other products and materials that conform with the standards and specifications of the Denny's Systems; and (iii) standards for the maintenance, improvement, and modernization of restaurants, equipment, furnishings, and decor. To ensure that the highest degree of quality and service is maintained, each franchisee must operate each Denny's restaurant in strict conformity with the methods, standards, and specifications prepared by Denny's, Inc.


Denny's Franchise Agreements


       The Denny's Franchise Agreements generally require payment of an initial franchise fee and a royalty equal to 4% of weekly gross sales (as defined in the Denny's Franchise Agreements) and an advertising contribution of 2% of weekly gross sales in markets where Denny's, Inc. conducts significant institutional advertising. In markets where Denny's, Inc. does not conduct significant institutional advertising, the Denny's Franchise Agreements require the Company to pay Denny's, Inc. 0.5% of weekly gross sales and to spend an additional 1.5% of weekly gross sales on local advertising. Initial franchise fees for the Denny's restaurants operated by the Company have ranged from $0 to $35,000. The Company negotiates the initial franchise fees, which vary based upon such factors as involvement of Denny's, Inc. personnel in the training of the Company's employees and the number of Denny's restaurants being developed or acquired. Shorter development periods will result in lower initial franchise fees. The Denny's Franchise Agreements generally have a term of 20 years or the earlier expiration of the relevant building lease (including options for extensions). A Denny's Franchise Agreement may be terminated by the Company only upon the occurrence of a material breach by Denny's, Inc.


       The Denny's Franchise Agreements entitle the Company to use the "Denny's" name, trade symbols, and intellectual property, including menus, symbols, labels, and designs, to promote the restaurants and the Denny's affiliation. Denny's, Inc. also furnishes training and supervisory services for maintaining modern and efficient operation of the restaurants and helps fund a national advertising campaign. The Company generally is required to maintain a standard exterior decor and exterior signs and a consistent interior color scheme and layout at its Denny's restaurants. Each Denny's restaurants employee is required to wear a standard uniform. The Company is free to establish its own prices at its Denny's restaurants, which may differ by location and are influenced by geographic and other considerations.



       In the event of a "change of control" of the Company, the Denny's Franchise Agreements give Denny's, Inc. the option to purchase within one year after the date of such change of control of all of the Denny's restaurants owned or operated by the Company for their fair market value. As long as the Company is a publicly held corporation, a change of control will be deemed to have occurred only if any person, entity, or group of persons (other than a group which includes Jack M. Lloyd, William J. Howard, and William G. Cox, each of whom is an officer and director of the Company, Jeffrey D. Miller, a former officer and director of the Company, or BancBoston) acquires voting control of the Company's Board of Directors.


       Without the consent of Denny's, Inc., the Company may not directly or indirectly own, operate, control, or have any financial interest in any coffee shop or family-style restaurant business or any other business that would compete with the business of any Denny's restaurant, Denny's, Inc., or any affiliate, franchisee, or subsidiary of

Denny's, Inc. (other than restaurants currently operated by the Company). For two years after the expiration or termination of a Denny's Franchise Agreement, the Company will not be permitted, without the consent of Denny's, Inc., directly or indirectly to own, operate, control, or have any financial interest in any coffee shop or family-style restaurant substantially similar to a Denny's located within a 15-mile radius of a Denny's restaurant subject to the expired or terminated agreement. These restrictions will not apply to the operation of another Denny's restaurant or the ownership of less than 5% of the publicly traded stock of any other company.


       An agreement with Denny's, Inc. and the terms of the leases for its Kettle restaurants require the Company to convert 25 Kettle restaurants operated by it to the Denny's concept prior to September 1997. As of October 31, 1996, the Company has converted five of the 25 Kettle restaurants to the Denny's concept. See "Risk Factors Reliance on Denny's, Inc.," "Risk Factors - Inability to Develop or Convert Restaurants," and "Risk Factors Restrictions Imposed by Denny's Franchise Agreements."



Development Agreement



       In conjunction with the purchase of 13 Denny's restaurants from Denny's, Inc. in 1994, the Company entered into the Development Agreement with Denny's, Inc. The Development Agreement gives the Company the exclusive right to develop and open Denny's restaurants in specified locations (the "Territory") in Arizona, Colorado, Idaho, Kansas, Missouri, Nebraska, Texas, Utah, and Wyoming. The Development Agreement requires the Company to develop 40 new Denny's restaurants in the Territory by the end of 1997. Acquisitions of existing Denny's restaurants within the Territory and development of new restaurants outside the Territory will not satisfy the Company's obligations under the Development Agreement. Through October 31, 1996, the Company has developed 10 of the 40 new restaurants required by the Development Agreement to be developed in the Territory and has two other new Denny's restaurants in various stages of development.



       During the term of the Development Agreement, Denny's, Inc. retains the right (i) to open and operate or franchise Denny's restaurants at certain non-standard locations within the Territory, such as universities, government facilities, public transportation facilities, or shopping malls; (ii) to open and operate or franchise non-standard Denny's restaurants within the Territory, such as at drug or department stores, truck stops, or hotel or motel chains; and
(iii) to open and operate or franchise others to operate Denny's restaurants located within the Territory that Denny's, Inc. acquires during the term of the Development Agreement.



       There can be no assurance that the Company will be able to identify sufficient restaurant sites that it deems to be suitable or to develop Denny's restaurants on such sites on terms and conditions it considers favorable in order to satisfy the requirements of the Development Agreement. The Development Agreement gives Denny's, Inc. the right to terminate the Development Agreement and the Company's exclusive right to develop Denny's restaurants in the Territory in the event that the Company fails to timely comply with the development schedule for the restaurants or if the Company otherwise defaults under the Development Agreement. At the request of the Company, Denny's, Inc. in the past has agreed to amend the terms of the Development Agreement so as to extend the time in which the Company was required to develop certain Denny's restaurants. There can be no assurance that Denny's, Inc. will agree to extend the development schedules in the future in the event the Company experiences any difficulty in satisfying such schedules for any reason, including a shortage of capital. See "Risk Factors - Reliance on Denny's, Inc.," "Risk Factors - Inability to Develop or Convert Restaurants," and "Risk Factors - Restrictions Imposed by Denny's Franchise Agreements." The Company will, however, continue to be able to develop additional Denny's restaurants on a non-exclusive basis upon termination or expiration of the Development Agreement.




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

BLACK-EYED PEA RESTAURANTS



Concept



       Black-eyed Pea restaurants are full-service, casual dining establishments, featuring wholesome home-style meals, including traditional favorites such as pot roast, chicken fried steak, roast turkey, vegetable dishes, and freshly baked breads and desserts. The Company believes that the emphasis of Black-eyed Pea restaurants on quality food, comfortable atmosphere, friendly service, and reasonable prices attracts a broad range of customers, including families and business people.



       Black-eyed Pea restaurants are open for lunch and dinner seven days a week, typically from 11:00 a.m. to 10:00 p.m. On average, sales before 5:00 p.m. account for approximately 48% of total sales per restaurant.



Menu



       Black-eyed Pea restaurants offer a variety of entrees accompanied by a broad selection of fresh vegetables, unlimited helpings of freshly baked breads, large servings of iced tea and soft drinks (with complimentary refills), and fruit cobblers, pies, and other freshly prepared desserts. Entrees include chicken fried steak, grilled chicken, seasoned meat loaf, pot roast with gravy, and roast turkey with dressing. Black-eyed Pea restaurants also offer a range of freshly made soups, salads, appetizers, and sandwiches. In addition to its standard menu items, Black-eyed Pea restaurants offer regular daily specials, such as chicken pot pie, fried fish, and chicken and dumplings. Vegetable offerings are an important component of the Black-eyed Pea restaurant menu. Each restaurant features a dozen vegetables daily, from which customers can make two or three selections to accompany their meals, as well as a vegetable plate entree, which consists of up to five vegetable selections. To encourage family dining, Black- eyed Pea restaurants feature a children's menu, which offers smaller portions of regular menu items, as well as special items such as peanut butter and jelly and grilled cheese sandwiches. During BEP's fiscal 1996, the average check per customer at the Company's Black-eyed Pea restaurants was $8.10. During the same period, liquor sales accounted for approximately 2.5% of total revenue of Black-eyed Pea restaurants.



       Each Black-eyed Pea restaurant has a full-service kitchen, which gives it the flexibility to prepare daily and seasonal specials and to otherwise expand its food offerings. The Company regularly reviews and revises the existing Black-eyed Pea restaurant menu and conducts consumer tests of new menu items in order to improve the quality and breadth of food offerings and encourage repeat business. The Company maintains a test kitchen facility, which includes a full Black-eyed Pea restaurant cookline, for use in its product development efforts.



Restaurant Layout



       The distinctive, turn-of-the-century "General Store" appearance of Black-eyed Pea restaurants is designed to create a casual and comfortable dining atmosphere, which appeals to their broad customer base, including families. The focal point of each Black-eyed Pea restaurant is a mural depicting the history of the area in which the restaurant is located. Restaurant interiors are decorated with quilts, canned goods, toys, antique farm tools and cooking utensils which line the walls and shelves. Most Black-eyed Pea restaurants have booth and table seating as well as a small lunch counter/bar on one side of the dining room, which also provides take-out service.



       Black-eyed Pea restaurants generally range in size from approximately 4,000 square feet to 6,000 square feet and have dining room seating for 160 to 210 customers and counter/bar seating for approximately 10 additional guests. The Company's current prototype restaurant is approximately 5,400 square feet and has dining room seating for approximately 200 customers plus counter/bar seating for approximately 10 customers.

Unit Economics



       The Company estimates that its total costs of developing a new Black-eyed Pea restaurant currently ranges from $385,000 to $435,000, exclusive of annual operating costs and assuming that the land and buildings are obtained under a lease arrangement. These costs include approximately (i) $300,000 to $350,000 for furniture, fixtures, and equipment; (ii) $50,000 for pre-opening costs, including hiring and training costs, employee wages, and advertising; and (iii) $30,000 for the initial franchise fee in the case of franchisees. The Company currently plans to lease substantially all of its new Black-eyed Pea restaurant sites in order to minimize the costs of developing new restaurants. See "Business - Financing and Leasing" and "Properties."



Site Selection



       The Company believes that proper site selection is critical to maximizing the success of a particular Black- eyed Pea restaurant and, therefore, senior management devotes significant time and resources in selecting and evaluating each prospective site. A variety of factors are analyzed in the site selection process, including local market demographics, acquisition cost, site visibility and accessibility, and proximity to significant generators of potential customers such as major retailers, retail centers, office complexes, hotels and entertainment centers. In most instances, the Company prefers the stand-alone Black-eyed Pea prototype because it enhances the restaurant's visibility and customer access.



Franchises



       As of October 31, 1996, the Company had five Black-eyed Pea franchisees operating 29 restaurants in 6 states. The Company plans to accelerate its efforts to franchise additional Black-eyed Pea restaurants. See "Strategy - Increased Franchising Efforts."



       The Company has typically offered development agreements to franchisees for construction of one or more restaurants over a defined period of time within a specific geographic area. Under the current form of development agreement, a franchisee is required to pay, at the time the agreement is signed, a nonrefundable fee of $5,000 per restaurant committed to be developed. The Company's current development agreement also requires franchisees to pay a franchise fee of $30,000 per restaurant upon signing a franchise agreement for a specific location before construction begins. The Company's current form of franchise agreement has a 15 year initial term with certain renewal rights and provisions for payment to the Company of royalties equal to 3.5% of gross sales and advertising fees and required marketing expenditures of up to 2.75% of gross sales. The Company requires each franchisee to have an approved full-time principal operator who is responsible for the supervision and operation of the franchise.



OTHER RESTAURANTS



       In addition to its Denny's and Black-eyed Pea restaurants, the Company operates 33 other restaurants. Of these restaurants, 18 operate under the name "Kettle," 11 under the name "Mr. Fable's," two under the name "Jerry's," and two under other concepts. The operations of these restaurants are substantially similar to those of the Company's Denny's restaurants. These restaurants generally feature family-oriented dining with full table service. Menu items vary slightly among these restaurants, but they generally offer moderately priced items, such as hamburgers, sandwiches, chicken, steaks, seafood and breakfast items.



       The terms of the August 1995 license agreement, leases, and subleases pursuant to which the Company acquired the right to operate a total of 25 restaurants under the "Kettle" family-style restaurant concept as well as an agreement with Denny's, Inc. require the Company to convert these restaurants to the Denny's concept by September 1997. Since August 1995, the Company has converted five of these 25 Kettle restaurants to the Denny's concept and plans to convert the remainder as soon as practicable. Pursuant to the terms of the license agreement, the Company will not be required to pay franchise fees to Kettle Restaurants, Inc. as the franchisor of the Kettle restaurant concept during the conversion period. Historically, the annual revenue from Kettle restaurants averages $580,000 per restaurant, compared with average revenue of $936,000 for the Denny's restaurants currently operated by the Company. The Company believes that the costs of these leases and subleases are on as favorable a basis as the lease costs of similar Denny's restaurants. However, the costs of these leases may result in unfavorable operating results until the restaurants are converted to the Denny's concept and additional anticipated revenue is realized.



       Effective as of July 3, 1996, the Company sold the assets related to 23 restaurants operated under the "Ike's" and "Jerry's" trade names to a former officer and director of the Company. The restaurants were located in Illinois, Indiana, Kentucky, and Ohio. See "Certain Transactions." The Company intends to sell, close, or convert to the Denny's concept the remainder of its non-Denny's, non-Black-eyed Pea restaurants as soon as practicable.


EXPANSION OF OPERATIONS


       The Company has implemented an aggressive growth plan in its target geographic markets based upon growth through the development of new Denny's and Black-eyed Pea restaurants, acquisitions of existing Denny's restaurants, franchising of additional Black-eyed Pea restaurants, and acquisitions of other family-style restaurants that can be converted to the Denny's or Black-eyed Pea concept. This growth plan emphasizes a continued focus on restaurant locations and operations. The Company's current target geographic market ranges from the southeastern and midwestern United States west to Arizona, Nevada, and Idaho. Many of the states within the target market, such as Arizona, Colorado, Florida, Georgia, Idaho, Nevada, Texas, and Utah, are among the fastest growing states in the United States. Before developing or acquiring any restaurants in a particular location within its target market, the Company evaluates factors such as the size of the market area, demographic and population trends, competition, and the availability and cost of suitable restaurant locations. See "Business - Denny's Restaurants - Site Selection" and "Business - Black-eyed Pea Restaurants
- Site Selection."



       The Company believes it is able to achieve significant cost savings when it incorporates newly developed or acquired restaurants into its operations by taking advantage of certain economies of scale associated with administrative overhead and management personnel and systems. As a result, the Company believes that its corporate infrastructure enables it to eliminate administrative and managerial redundancies and to reduce the overall operating costs on a per-restaurant basis. Historically, the Company generally has been able to increase sales volume at acquired or converted restaurants through remodeling and improved service. The Company intends to continue developing and acquiring additional restaurants in order to enhance its presence in its target markets, to establish the necessary base from which it can further penetrate these markets, and to capitalize on purchasing, advertising, managerial, administrative, and other efficiencies that result from the concentration of restaurants in specific markets.


Restaurant Development


       Since 1986, the Company has developed and opened more Denny's restaurants than either Denny's, Inc. or any other franchisee. In the three and one-half year period prior to the BEP Acquisition, BEP developed 11 and franchised four Black-eyed Pea restaurants. The Company plans to accelerate the development and franchising of Black-eyed Pea restaurants.



       In 1994, the Company entered into the Development Agreement with Denny's, Inc. requiring it to develop an additional 40 new Denny's restaurants by the end of 1997. See "Business - Denny's Restaurants - Development Agreement." The specific time frame in which the Company is able to develop new Denny's and Black-eyed Pea restaurants will be determined by the Company's success in identifying suitable sites; obtaining financing for construction, tenant improvements, furniture, fixtures, and equipment; negotiating acceptable lease or purchase terms; securing the appropriate governmental permits and approvals (including those relating to zoning, environmental, health, and liquor licenses); managing restaurant construction; and recruiting and training qualified personnel. There can be no assurance as to the number of new restaurants that the Company will be able to open or the ultimate success of any such restaurants. The development of new restaurants also may be affected by increased construction costs and delays resulting from governmental regulatory approvals, strikes or work stoppages, and adverse weather conditions. Newly developed restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of year the facility is opened, sales volume, and the Company's ability to control costs. There can be no assurance that the Company will be successful in achieving its expansion goals through the opening of additional restaurants or that any additional restaurants that are opened will be profitable. Through October 31, 1996, the Company has developed 10 of the 40 new Denny's restaurants required to be developed under the Development Agreement with Denny's, Inc. The Company will, however, continue to be able to develop additional Denny's restaurants on a non-exclusive basis upon termination or expiration of the Development Agreement.


Restaurant Acquisitions


       The Company actively evaluates the opportunities to acquire additional Denny's restaurants or franchise rights from Denny's, Inc. or other Denny's franchisees and to acquire other family-style restaurants that can be converted to the Denny's or Black-eyed Pea concept. The Company also actively evaluates opportunities to acquire other restaurant concepts that it can operate profitably by integrating the acquired restaurants with the Company's existing operations. The Company evaluates such opportunities based on numerous factors, including location, operating history, future potential, acquisition price, and the terms and availability of financing for such restaurants or additional franchise rights. The acquisition of any such existing restaurants or additional franchise rights may require the approval of Denny's, Inc. and the Company's lenders. There can no be assurance that the Company will be able to acquire additional operating Denny's restaurants, or other restaurants that are suitable for conversion to Denny's or Black-eyed Pea restaurants, or that any such restaurants that are acquired will be profitable to the Company.


Restaurant Conversions


       The Company, primarily through AFR, historically has acquired and operated non-Denny's restaurants. During the past several years, most of these restaurants have been sold, closed, or converted to the Denny's concept. As of October 31, 1996, the Company has converted 48 non-Denny's restaurants to the Denny's concept, including 18 that have been converted since June 1995. For the 30 restaurants converted prior to June 1995, restaurant sales for the 12-month period following conversion average $882,000 per restaurant, an increase of 61% over average sales of $548,000 per restaurant for the 12-month period ended June 28, 1995. Operating income at these restaurants (excluding depreciation and amortization) for the 12-month period prior to conversion averaged $91,000, or 16.6% of sales, per restaurant as compared with $196,000, or 22.2% of sales, per restaurant for the 12-month period ended July 3, 1996. Sales and operating results at restaurants that have been converted after June 28, 1995 have exceeded these increases. There can be no assurance, however, that the improved operating results at these restaurants will continue in the future. The Company currently is in the process of converting five of its restaurants to the Denny's concept and intends to convert most of its remaining non-Denny's, non-Black-eyed Pea restaurants to the Denny's concept within the next 12-months. The Company is a party to agreements obligating it to convert 25 restaurants operated under the "Kettle" trade name to the Denny's concept by September 1997. As of October 31, 1996, the Company has converted five of the 25 Kettle restaurants to the Denny's concept.


RESTAURANT OPERATIONS

Management Services


       The Company believes that successful execution of basic restaurant operations is essential to achieve and maintain a high level of customer satisfaction in order to enhance the Company's success and future growth. Therefore, the Company devotes significant efforts to ensure that all of its restaurants offer quality food and service. The Company maintains standards for the preparation and service of quality food, the maintenance and repair of restaurant facilitates, and the appearance and conduct of employees.

       Once a restaurant is integrated into its operations, the Company provides a variety of corporate services to assure the operational success of the restaurant and the proper execution of standards required by the Company for all of its restaurants and by Denny's, Inc. in the case of its Denny's restaurants. The Company's executive management continually monitors restaurant operations; maintains management controls; inspects individual restaurants to assure the quality of products and services and the maintenance of facilities; develops employee programs for efficient staffing, motivation, compensation, and career advancement; institutes procedures to enhance efficiency and reduce costs; and provides centralized support systems.



       The Company also maintains quality assurance procedures designed to ensure compliance with the high quality of products and services mandated by it and by Denny's, Inc. in the case of its Denny's restaurants. Company personnel make unannounced visits to its restaurants to evaluate the facilities, products, employees, and services. The Company believes that its quality review program and executive oversight enhance restaurant operations, reduce operating costs, improve customer satisfaction, and facilitate the highest level of compliance with the Company's standards and those mandated by Denny's, Inc. in the case of its Denny's restaurants.



       The Company's district and restaurant management personnel are responsible for the maintenance of the operational standards of its Denny's restaurants as specified by Denny's, Inc. District managers are responsible for the six to eight restaurants within their district. Restaurant managers are responsible for day-to-day operations, including customer relations, food preparation and service, cost control, restaurant maintenance, and personnel relations. As required by Denny's, Inc., the Company staffs each of its Denny's restaurants with an on-site general manager, two assistant managers, and 20 to 50 full-time or part-time hourly employees.



       Responsibility for managing the operations of Black-eyed Pea restaurants is currently shared by two operations managers. The Black-eyed Pea restaurant system has three regional managers who report to their respective operations managers. Each regional manager is responsible for five to eight districts, each of which is in turn managed by a district supervisor. Most district supervisors are responsible for six or seven restaurant locations. The management staff of a typical Black-eyed Pea restaurant consists of a general manager, an assistant general manager, and one or two assistant managers. Each Black-eyed Pea restaurant employs approximately 60 persons.


Training


       The Company seeks to attract and retain high-quality individuals with prior restaurant experience for restaurant management positions. The Company believes that the training of its management and other restaurant employees is important to its ability to maintain the quality and consistency of its food and service and to develop the personnel necessary to achieve its expansion plans. Newly hired employees are reviewed at regular intervals during their first year, and all restaurant personnel receive annual performance reviews. The Company generally seeks to promote existing employees to fill restaurant management positions.



       As the only Denny's franchisee authorized to train its own restaurant management personnel, the Company maintains a comprehensive training program that provides all instructors, facilities, and required training materials necessary to train its Denny's restaurant managers and other restaurant management personnel. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, customer interaction, operating standards, cost control techniques, accounting procedures, employee selection and training, risk management, and the skills required to perform all duties necessary for restaurant operations. New managers work closely with experienced managers and district managers to solidify their skills and expertise. The Company designates certain experienced employees as "Certified Trainers" who are responsible for training newly hired Denny's restaurant employees. The Company's district managers and general managers regularly participate in on-going training efforts. By training its own management personnel and opening its own restaurants, the Company reduces its initial franchise fee per Denny's restaurant from $35,000 to $20,000.



       In the case of its Black-eyed Pea restaurants, the Company requires each restaurant management employee to participate in a training program at designated training restaurants. The restaurant management training program



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

utilizes manuals, tests and a scheduled evaluation process. In addition, the Company has developed procedures for coordinating and overseeing the opening of new Black-eyed Pea restaurants in order to maintain quality and consistency of food and service. Special training teams are on hand at new locations, generally for a period of one week before and one week after each restaurant opens.


Maintenance and Improvement of Restaurants


       The Company maintains its Denny's and Black-eyed Pea restaurants and all associated fixtures, furnishings, and equipment in conformity with the Denny's System and the Black-eyed Pea concept, respectively. The Company also makes necessary additions, alterations, repairs, and replacements to its restaurants, such as periodic repainting or replacement of obsolete signs, furnishings, equipment, and decor, including those required by Denny's, Inc. in the case of its Denny's restaurants. The Company may be required, subject to certain limitations, to modernize its Denny's restaurants to the then-current standards and specifications of Denny's, Inc.


Management Information Systems


       The Company maintains a centralized, computerized accounting system for financial controls and reporting functions for all of its Denny's and Black-eyed Pea restaurants. The Company has a point-of-sale reporting system installed in each of its Denny's and Black-eyed Pea restaurants, which provide sales mix information, labor scheduling functions, and weekly close-out processes. Restaurants managers submit weekly reports on sales volume and mix, customer counts, and labor costs to the Company's corporate management. Each Denny's restaurant maintains "par stock" inventory levels and the restaurant manager takes monthly physical inventories of all food, beverage, and supply items. The Company's accounting department prepares monthly profit and loss statements, which operational managers review and compare with the Company's prepared budgets.


FINANCING AND LEASING

       It is the Company's current strategy to lease, rather than own, the land and buildings associated with the operations of its restaurants. Historically, the Company has entered into sale-leaseback transactions or joint ventures under which the financing company purchases the identified parcel of land and funds the costs of the restaurant construction, excluding the initial franchise fee, equipment costs, and restaurant preopening expenses. The financing company then leases the restaurant property back to the Company for up to 30 years, including renewal option periods, under terms of a triple-net lease. Initial rental rates under these leases generally range from 10% to 12% of the financing company's investment in land, improvements, and construction costs. The initial rate typically is subject to rent increases of 10% every five years. The leases also require the Company to pay additional rent based upon the gross sales of the restaurant.


       The Company's ability to effect its new restaurant development strategy will depend on the availability of additional sale-leaseback financing on terms and conditions that the Company believes are appropriate for the risk of the development. The Company recently completed a sale and lease transaction with FFCA Acquisition Corporation and other entities in connection with the BEP Acquisition. See "Properties" and "Certain Transactions." In addition, the Company currently has a commitment from CNL to provide $20.0 million of sale-leaseback financing through 1996. The commitment is subject to various terms and conditions and provides for an initial rate of 10-5/8% on the financing company's investment in land, improvements, and construction costs. In addition, the lessors of 12 of the Company's Kettle restaurants have agreed to provide up to $250,000 of the costs of converting each of those restaurants to the Denny's concept. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The inability of the Company to secure sufficient additional sale-leaseback financing in the future could have a significant impact on its ability to acquire or develop new restaurants.

       The Company and CNL currently are parties to three joint venture agreements for the purpose of acquiring, developing, owning, and operating a total of 16 restaurants. The Company and CNL each has a 50% interest in each of the joint ventures. The Company is responsible for day-to-day operations of the restaurants owned by each joint venture, and CNL pays the Company a management fee of approximately 3.5% of sales for its services. Under the terms of the joint ventures, CNL contributed 100% of the initial capital required for land, building, and site development costs, and a subsidiary of CNL contributed 100% of the capital required to equip the restaurants, acquire the franchises, train the staff, stock the inventory, and open the restaurants. On a quarterly basis, each of the joint ventures distributes to CNL that amount of its cash flows available for distribution equal to a 20% annual, non-compounded, cumulative distribution on CNL's initial capital contributions plus all additional capital contributions. If any cash flows remain available for distribution, each of the joint ventures next distributes to the Company the amount necessary to provide the Company with distributions up to the amount received by CNL, except that the distributions to the Company in any fiscal year will not exceed the sum which would equal a 20% annual, non-compounded, non-cumulative distribution on CNL's capital contributions.



       The Company entered into its $65.0 million Credit Facility with Banque Paribas, as agent, and the Company's other senior lenders in connection with the Merger and the BEP Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Credit Facility." Reference is made to "Properties" and "Certain Transactions" for additional information regarding sale and lease transactions in connection with the BEP Acquisition.


EQUIPMENT, FOOD PRODUCTS, AND OTHER SUPPLIES

       The Company's ability to maintain consistent quality throughout its Denny's restaurants depends in part upon its ability to acquire from reliable sources the equipment, food products, and related items necessary to meet the standards set by Denny's, Inc. The Company believes the maintenance of this uniformity and consistency enables it to capitalize on the name recognition and goodwill associated with Denny's restaurants. As a result, the Company leases or purchases all fixtures, furnishings, equipment, signs, food products, supplies, inventory, and other products and materials required for the development and operation of its Denny's restaurants from suppliers approved by Denny's, Inc. In order to be approved as a supplier, a prospective supplier must demonstrate to the reasonable satisfaction of Denny's, Inc. its ability to meet the then-current standards and specifications of Denny's, Inc. for such items, must possess adequate quality controls, and must possess the capacity to provide supplies promptly and reliably. Although the Company is not required to acquire its equipment or supplies from any specified supplier, it must obtain the approval of Denny's, Inc. before purchasing or leasing any items from an unapproved supplier.


       The Company's Denny's restaurants operate on a par stock system, which is a system that enables restaurant managers to place weekly inventory orders based on historical sales volumes, thereby focusing on customer service rather than on purchasing decisions. The Company purchases most of its food inventory for its Denny's restaurants from a single supplier that specializes in providing food products to Denny's franchisees. The Company believes that its purchases from this supplier enable the Company to maintain a high level of quality consistent with Denny's restaurants, to realize convenience and dependability in the receipt of its supplies, to avoid the costs of maintaining a large purchasing department, large inventories, and product warehouses, and to attain cost advantages as a result of volume purchases. The Company does not have a supply agreement or other contractual arrangement with its primary supplier and effects purchases through purchase orders. The Company believes that food goods could be readily purchased from a large number of vendors throughout its regions of operation in the event that it is unable to purchase sufficient inventory from its primary supplier. Each of the Company's Denny's restaurants purchases dairy, bakery, and produce goods from approved local vendors.



       With respect to its Black-eyed Pea restaurants, the Company strives to obtain supplies of a high and consistent quality at competitive prices from reliable sources. The Company negotiates directly with food manufacturers for the majority of its purchases and with local suppliers for fresh produce, dairy, and meat products. In addition, the Company contracts with a centralized distribution company to store and deliver substantially all of the products and supplies it purchases (other than fresh produce, meat and dairy products). The Company offers its Black-eyed Pea franchisees the option to participate in its purchasing and distribution program. Franchisees may purchase products and supplies from other sources as long as the products meet Company specifications.


ADVERTISING AND MARKETING


       As generally required under the terms of the Denny's Franchise Agreements, the Company contributes 2% of its Denny's restaurant sales to an advertising and marketing fund controlled by Denny's, Inc. Denny's, Inc. uses this fund primarily to develop system-wide advertising, sale promotions, and marketing materials and programs. The Denny's Franchise Agreements prohibit franchisees, including the Company, from conducting any local, regional, or national advertising without the prior written consent of Denny's, Inc. From time to time, Denny's, Inc. may establish advertising cooperatives for geographic areas not covered by existing advertising campaigns. In the event that the Company participates in such a cooperative, any contribution that it makes to a cooperative is in addition to the 2% of gross sales that the Company is required to contribute to Denny's, Inc. Cooperatives have recently been established in several of the Company's markets. The Company anticipates that these cooperatives will be efficient, economical methods of increasing sales through more effective regional or local advertising.



       The Company uses television, radio and print advertising, and special promotions to increase the traffic and sales at its Black-eyed Pea restaurants. The Company's strategy is to develop a sufficient number of Black-eyed Pea restaurants in its markets to permit the cost-effective use of television and radio advertising. The Company's advertising campaigns are designed to communicate the distinctive aspects of the Black-eyed Pea concept and are targeted to appeal to its customer base. The Company employs a full-time vice president of marketing and a full-time marketing director who plan, develop, and implement advertising campaigns for its Black-eyed Pea restaurants. The Company also uses full service advertising agencies. During BEP's last fiscal year, expenditures for Black-eyed Pea advertising (including local promotions) were approximately 4.6% of Black-eyed Pea restaurant sales.


GOVERNMENT REGULATION


       The restaurant business is subject to extensive federal, state, and local government regulation relating to the development and operation of restaurants. Each of the Company's restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, and fire and to periodic review by the state and municipal authorities for areas in which the restaurants are located. In addition, the Company is subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for constructing new restaurants. Delays in obtaining, or denials of, revocation of, or temporary suspension of, necessary licenses or approvals could have a material adverse impact upon the Company's development or acquisition of restaurants or the Company's operations generally. The Company also is subject to regulation under the Fair Labor Standards Act, which governs such matters as working conditions and minimum wages. An increase in the minimum wage rate, such as the recently enacted increase, changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect the Company. In addition, the Company is subject to the Americans with Disabilities Act of 1990 which, among other things, may require certain installations in new restaurants or renovations to its existing restaurants to meet federally mandated requirements.



       Sales of alcoholic beverages comprised less than 1% and 2.5%, respectively, of restaurant sales in its Denny's restaurants and Black-eyed Pea restaurants during their last fiscal year. The sale of alcoholic beverages is subject to extensive regulations. The Company may be subject to "dram-shop" statues, which generally provide an individual injured by an intoxicated person the right to recover damages from the establishment that wrongfully served alcoholic beverages to that person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance and has never been a defendant in a lawsuit involving "dram-shop" statues.

       The Company is subject to Federal Trade Commission ("FTC") regulations and state laws which regulate the offer and sale of Black-eyed Pea restaurant franchises. The Company also is subject to state laws which regulate substantive aspects of the franchisor-franchisee relationship. The FTC requires the Company to furnish to prospective Black-eyed Pea franchisees a franchise offering circular containing prescribed information. A number of states in which the Company offers Black-eyed Pea franchises also regulate the offer and sale of franchises and require registration of the franchise offering with state authorities. State laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states and bills have been introduced in Congress and in a number of state legislatures from time to time (some of which are now pending) which would provide for federal and state regulation of the franchisor-franchisee relationship in certain respects. Certain of such laws may restrict the Company's ability to terminate the franchise agreements for its franchised Black-eyed Pea restaurants, although these provisions have not had a significant effect on the Company's operations to date.


TRADEMARKS


       The Company licenses the right to use the "Denny's" trademark directly from Denny's, Inc. The Company believes that the continued right to use the "Denny's" trademark is important to its success. The Company has registered a number of service marks, including the names "Black-eyed Pea" and the slogan "Home Cookin' Worth Going Out For," with the United States Patent and Trademark Office and in various states in connection with its Black-eyed Pea operations. The Company regards these service marks as having significant value and being an important factor in the marketing of its restaurants.



       The Company also licenses the right to use the "Kettle" trademark from Kettle Restaurants, Inc., pending the Company's conversion of its Kettle restaurants to the Denny's concept. The Company owns the rights to certain other trade names, including "Mr. Fable's," a registered trademark. The Company also has a non-exclusive, royalty-free right to use the "Jerry's" trademarks. The Company does not consider these trademarks important to its success.


COMPETITION

       The restaurant industry is highly competitive with respect to price, service, and food type and quality. In addition, restaurants compete for the availability of restaurant personnel and managers. The Company's restaurants compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant systems, many of which have greater financial resources, more experience, and longer operating histories that the Company, as well as with locally owned independent restaurants. Changes in factors such as consumer tastes, local, regional, or national economic conditions, demographic trends, traffic patterns, cost and availability of food products or labor, inflation, and purchasing power of consumers also could have a material adverse effect on the Company's operations.


       The Company's restaurants also compete with various types of food businesses, as well as other businesses, for restaurant locations. The Company believes that site selection is one of the most crucial decisions required in connection with the development of restaurants. As a result of the presence of competing restaurants in the Company's target markets, the Company devotes great attention to obtaining what it believes will be premium locations for new restaurants, although no assurances can be given that it will be successful in this regard.



       As part of the nation's largest family-oriented, full-service restaurant chain, the Company's Denny's restaurants compete primarily with regional restaurant chains such as International House of Pancakes, Big Boy, Shoney's, Friendly's, and Perkins. The Company's Black-eyed Pea restaurants compete in both the casual mid-scale dining segment and the family dining segment. Competitors include Applebee's and Chili's.

INSURANCE

       The Company maintains general liability and property insurance and an umbrella and excess liability policy in amounts it considers adequate and customary for businesses of its kind. There can be no assurance, however, that future claims will not exceed insurance coverage.

EMPLOYEES


       At October 31, 1996, the Company had approximately 16,000 employees, of whom approximately 85 were corporate personnel, approximately 900 were restaurant management personnel, and the remainder were hourly personnel. The Company is not a party to any collective bargaining agreement. The Company believes that its relationship with its employees is good.



       Each of the Company's typical Denny's restaurants has approximately 50 employees, including approximately 20 kitchen personnel and 30 service personnel. Each of the Company's typical Black-eyed Pea restaurants employs approximately 60 persons. Many of the Company's employees work part-time. Restaurant personnel, other than regional, district and restaurant managers, are paid on an hourly basis. Hourly rates vary according to geographical location, generally ranging from $5.00 to $6.00 an hour for kitchen personnel. The Company generally pays service personnel the applicable minimum wage plus tips.

                                   PROPERTIES


       The Company leases for a term expiring in 1998 approximately 18,000 square feet of office space in Scottsdale, Arizona, for use as its principal corporate offices. The Company believes that this space may not be adequate for its reasonably anticipated needs following the Merger and the BEP Acquisition and intends to enter into leases for new or additional space as and when the need arises.



       The Company leases substantially all the land and buildings for its Denny's restaurants. The initial lease terms range from 10 to 20 years and include renewal options for up to 30 years. All of the Company's current leases have remaining initial terms or renewal options that extend for more than five years from the date of this Prospectus. The leases generally provide for a minimum annual rent and additional rental payments if restaurant sales volume exceed specified amounts. In addition, the leases generally require the Company to pay real estate taxes, insurance premiums, maintenance costs, and certain other of the landlords' operating costs. Contingent rentals have represented less than 15% of total rent expense for each of fiscal 1993, 1994, and 1995. Annual base rent for each location ranges from approximately $8,900 a year to approximately $151,000 a year, with the annual average rent approximating $53,000. The Company's Denny's restaurants generally are located in single-purpose, one-story, freestanding buildings with a capacity of between 90 and 150 customers. The Company owns most of the furniture, fixtures, and equipment in its Denny's restaurants, including kitchen equipment, seating and tables.



       The Company also leases substantially all of its Black-eyed Pea restaurant locations. The Company leases 37 Black-eyed Pea restaurants from FFCA Acquisition Corporation ("FFCA") as a result of a sale and lease transaction, which provided a portion of the financing for the BEP Acquisition. The sale and lease transaction with FFCA consisted of the sale to FFCA, for cash in the amount of $35.75 million, of the real properties for 37 restaurants owned by BEP or Texas BEP, L.P. ("Texas BEP"), a limited partnership in which BEP is the general partner and in which a wholly owned subsidiary of BEP is the limited partner. Concurrently with the sale of the properties to FFCA, FFCA leased the properties to the Company and the Company subleased the properties to BEP and Texas BEP. Each of the leases provides for a term of 20 years and includes renewal options for two terms of five years each. The leases provide for an initial annual rent of 10.5% of FFCA's investment and additional rental payments if restaurant sales volume exceed specified amounts. In addition, the leases require the Company to pay real estate taxes, insurance premiums, maintenance costs, and certain other of the landlord's operating costs. The terms of the subleases between the Company and BEP and Texas BEP are substantially identical to the terms set forth in the leases between the Company and FFCA. Most of the other Black-eyed Pea restaurant leases provide for minimum annual rent and additional rental payments if sales volume exceeds specified amounts. Generally, the Company is required to pay the cost of insurance, taxes, and certain other items under these leases. Typically, these leases provide for an initial term of 10 to 20 years with one or more renewal terms.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth certain information with respect to each of the Company's directors and executive officers.



                   NAME         AGE               POSITION
                   ----         ---               --------
Jack M. Lloyd...............     46       Chairman of the Board, President, and Chief
                                          Executive Officer

William J. Howard...........     51       Executive Vice President, Secretary, and Director

William G. Cox..............     46       Chief Operating Officer and Director

Todd S. Brown...............     40       Vice President, Chief Financial Officer,
                                          Treasurer, and Director

Michael Larsen..............     42       Vice President

John M. Holliman, III.......     41       Director

C. Alan MacDonald...........     62       Director

Fred W. Martin..............     63       Director

Philip B. Smith.............     59       Director



       Jack M. Lloyd has served as Chairman of the Board of the Company since July 9, 1996 and as President, Chief Executive Officer, and a director of the Company since March 29, 1996. Mr. Lloyd served as Chairman of the Board and Chief Executive Officer of DRC from 1987 until March 1996 and served as President of DRC from 1987 until November 1994. Since 1987, Mr. Lloyd, through DRC, developed or acquired more than 70 Denny's restaurants throughout the western United States. Mr. Lloyd engaged in commercial and residential real estate development and property management as President of First Federated Investment Corporation during the early and mid-1980s. Mr. Lloyd also held senior management positions in accounting, financing, and budgeting for Texas Utilities. Mr. Lloyd also currently serves as a director of Action Performance Companies, Inc., a publicly held company.



       William J. Howard has served as Executive Vice President of the Company since July 9, 1996 and as Secretary and a director of the Company since March 29, 1996. Mr. Howard served as a Vice President of the Company from March 29, 1996 until July 3, 1996. Mr. Howard served as President of DRC from November 1994 until March 1996 and as a director of DRC from 1990 until March 1996. Mr. Howard served as Vice President of DRC from 1990 until November 1994 and as Chief Financial Officer of DRC from 1990 until August 1994. Prior to joining DRC, Mr. Howard held numerous senior management positions with Citicorp and Citibank, including Senior Vice President and Senior Credit Officer with Citicorp Mortgage, Inc.



       William G. Cox has served as Chief Operating Officer and a director of the Company since March 29, 1996. Mr. Cox served as Vice President - Operations for Denny's, Inc. from June 1993 until November 1995, with responsibility for approximately 590 company-owned and franchised Denny's restaurants located throughout the United States. Mr. Cox served as a Senior Vice President of Flagstar and as Chief Operating Officer of Flagstar's "Quincy's" restaurant chain from May 1992 to June 1993. Mr. Cox served as Vice President of Eastern Operations of Denny's, Inc. from March 1991 to May 1992 and as a Regional Manager and Division Leader for Denny's, Inc.

from 1981 to March 1991. Mr. Cox joined Denny's, Inc. as a Manager-in-Training in September 1977 and had advanced to the position of Regional Manager by 1981.


       Todd S. Brown has served as Vice President, Chief Financial Officer, Treasurer, and a director of the Company since March 29, 1996. Mr. Brown served as Vice President, Chief Financial Officer, and a Director of DRC from September 1994 until March 1996. Mr. Brown was employed by Deloitte & Touche LLP from 1980 to September 1994, most recently as a Senior Manager. Mr. Brown is a Certified Public Accountant in the state of Arizona.



       Michael Larsen has served as a Vice President of the Company since March 29, 1996. From 1993 until March 1996, Mr. Larsen served as Vice President of Real Estate and Development of DRC. Mr. Larsen directs the due diligence of site and building acquisitions and coordinates the construction of new restaurants. From April 1984 to April 1993, Mr. Larsen was the Operations Manager for B&B Properties, an advisor to several publicly traded real estate investment trusts.



       John M. ("Jock") Holliman, III has served as a director of the Company since March 29, 1996. Mr. Holliman served as a director of DRC from January 1995 until March 1996. Mr. Holliman is the sole general partner of AGP Management, L.P., which is the managing general partner of Valley Ventures, L.P., a limited partnership formed in 1993 to purchase the venture capital portfolio of Valley National Bank of Arizona. From 1985 to 1993, Mr. Holliman served as Senior Managing Director of Valley National Investors, Inc., a wholly owned Small Business Investment Corporation subsidiary of Valley National Bank of Arizona. Mr. Holliman also currently serves as a director of Voxel, OrthoLogic Corp., and Express America Holdings Corp., each of which are publicly held corporations, and several other privately held corporations. Mr. Holliman also serves as a director of several non-profit organizations.



       C. Alan MacDonald has served as a director of the Company since July 1993. Mr. MacDonald currently is a General Partner of the Marketing Partnership Inc., a packaged goods marketing consulting firm. From 1992 through 1994, Mr. MacDonald was Chairman of the Board and Chief Executive Officer of Lincoln Snacks Company and continues to serve on that company's Board of Directors. From 1983 to 1995, Mr. MacDonald served as President and Chief Executive Officer of the Nestle Foods Corporation. From 1955 through 1982, Mr. MacDonald was employed by the Stouffers Corporation, serving as President of The Stouffer Frozen Food Company from 1971 through 1982. Mr. MacDonald currently serves as a director of American Maize-Products Co., a producer of corn sweeteners, corn starches, and tobacco products; Lord, Abbett & Company, a manager of mutual funds; Fountainhead Water Company, a producer of bottled water; and J.B. Williams, a producer of men's toiletries. Mr. MacDonald is a member of the Board of Trustees of Manhattanville College.



       Fred W. Martin has served as a director of the Company since March 29, 1996. Mr. Martin served as a director of DRC from November 1994 until March 1996. Mr. Martin served as Western Regional Director of Franchise Development with Denny's, Inc. from 1985 to 1994, during which time he approved and developed 400 franchise and company locations for Denny's, Inc. throughout the western United States. Mr. Martin served as Western Real Estate Representative with Denny's, Inc. until 1985. Mr. Martin has over 17 years of experience in the restaurant industry.



       Philip B. Smith has served as a director of the Company since May 1993. Mr. Smith has been a Vice Chairman of the Board of Spencer Trask Securities Incorporated since 1991. He was formerly a Managing Director of Prudential Securities in its merchant bank. Mr. Smith is a founding general partner of Lawrence Venture Associates, a venture capital limited partnership headquartered in New York City. From 1981 to 1984, he served as Executive Vice President and Group Executive of the worldwide corporations group at Irving Trust Company. Prior to joining Irving Trust Company, he was at Citibank for 15 years, where he founded Citicorp Venture Capital as President and Chief Executive Officer. Since 1988, Mr. Smith also has been the managing general partner of

Private Equity Partnership, L.P. Mr. Smith is also a director of Great Bear Technology Inc., Movie Gallery, Inc., and StarPress, Inc., which are publicly held companies.


       All directors of the Company hold office until the Company's next annual meeting of shareholders or the election and qualification of their successors. The former shareholders of DRC collectively own a sufficient number of shares of the Company's Common Stock to elect all of the members of the Board of Directors. There is no agreement or understanding between the Company and any of the persons who constitute the Company's Board of Directors as to their serving on the Company's Board of Directors in the future.



       The Company's Board of Directors maintains an Audit Committee, a Compensation Committee and a 1992 Stock Option Plan Committee. Messrs. Holliman and Smith constitute the Audit Committee; and Messrs. Holliman, MacDonald, and Martin constitute the Compensation and 1992 Stock Option Plan Committees.



KEY EMPLOYEES



       The Company has identified Robert L. Hogan, Paul J. Bier, Robert J. Gentz, Wes Garnett, and Eugene E. van Horne as key employees.



       Robert L. Hogan has served as a Vice President - Marketing of the Company since August 1996. Mr. Hogan is responsible for the marketing, research and product development efforts for all of the Company's Denny's and Black-eyed Pea restaurants. Prior to joining the Company, Mr. Hogan served as Vice President of Marketing for Jack-In-The-Box Restaurants from 1979 to 1983; was employed as Vice President of Marketing with SAGA Corp. from 1984 to 1986; operated his own multi-unit restaurant company in California from 1986 to 1994, and was employed as Vice President Marketing with Shoney's Inc. from 1995 to 1996.



       Paul J. Bier has served as the Company's Vice President - Operations for the Company's Denny's restaurants since October 1996. Mr. Bier's 25 years of food service experience includes employment with Denny's, Inc. from 1974 to 1996. Mr. Bier most recently served as Division Vice President for Denny's, Inc. with responsibility for over 500 company-owned and franchised restaurants.



       Robert J. Gentz has served as Senior Vice President - Franchising and Development of the Company since October 1996. Mr. Gentz oversees the franchising and development of Black-eyed Pea restaurants. Prior to joining the Company, Mr. Gentz spent nine years as Executive Vice President for CNL Group, Inc., a diversified investment company that specializes in providing financing to the restaurant industry. Mr. Gentz also served as Director of Development for Wendy's International, Inc. from 1982 through 1988, where he was responsible for company-owned and franchised restaurant development.



       Wes Garnett has served as Vice President - Human Resources of the Company since August 1996. From 1995 to August 1996, Mr. Garnett served as Vice President of Human Resources of Black-eyed Pea Management Corporation. Mr. Garnett's human resource background with restaurant companies spans more than 20 years. Mr. Garnett served as human resource manager for Burger King Corporation from 1988 to 1992, and began his restaurant career with the Pillsbury Corporation's Steak & Ale Division from 1978 to 1988. Prior to joining Steak & Ale, Mr. Garnett spent five years with Dell Computer Corporation as human resource manager for three of Dell's sales channels with gross sales of $2 billion.



       Eugene E. van Horne has served as Vice President - Operations for the Company's Black-eyed Pea restaurants since July 1996. Mr. van Horne joined BEP in 1990 as Director of Franchising and became a Vice President of BEP, with the added responsibility of Operations Administration, in 1994. In January 1996, Mr. van Horne became Vice President of Operations for BEP. Mr. van Horne's career in the restaurant business began with a McDonald's franchise in Colorado and progressed to a multi-unit position with Long John Silver in 1974. In 1977, Mr. van Horne became Director of Operations for a Pizza Inn franchise in Virginia. In 1978, Mr. van Horne became Vice President of Operations for a regional hamburger chain in Wyoming. From 1980 to 1989, Mr. van Horne was the Colorado franchisee for Long John Silver, acquiring a seven-store chain and building it to 20 locations.


EXECUTIVE COMPENSATION

       The following table sets forth information concerning the compensation of the Company's Chief Executive Officer and the two other most highly compensated executive officers whose cash salary and bonuses exceeded $100,000 during the fiscal year ended December 27, 1995 (the "Named Executive Officers"). The table does not include information concerning the compensation during fiscal 1995 of Jack M. Lloyd, William J. Howard, Todd S. Brown, or Michael Larsen, who became officers of the Company on March 29, 1996.


                           SUMMARY COMPENSATION TABLE



                                                                                                  LONG-TERM
                                                               ANNUAL COMPENSATION                COMPENSATION
                                                       ---------------------------------------    -------------
                                                                                  OTHER ANNUAL     SECURITIES
                                                       FISCAL           SALARY    COMPENSATION     UNDERLYING
           NAME AND PRINCIPAL POSITION                  YEAR               $           ($)         OPTIONS (#)
           ---------------------------                 ------           ------    ------------    ------------
Jeffrey D. Miller, President and Chief                  1995           $240,863       $ 23,750            --
  Executive Officer(1)                                  1994            193,808         25,847            --
                                                        1993            178,969         39,183            --

Haig V. Antranikian, Executive Vice President,          1995           $150,594       $  5,417        10,000(3)
  Chief Operating Officer, and Director(2)              1994            117,275            406        28,000(4)
                                                        1993            103,158          5,294            --

Edward C. Williams,                                     1995           $ 99,509       $ 11,750        10,000(3)
  Chief Financial Officer and Treasurer(5)              1994             89,001          5,961        40,000(4)
                                                        1993             64,808          5,294        25,000(6)


------------------


(1) Mr. Miller served as the President and Chief Executive Officer of the Company or its predecessors from April 1986 until March 29, 1996 and as Chairman of the Board of the Company from April 1986 until July 9, 1996. Mr. Miller resigned as Chairman of the Board on July 9, 1996.
(2) Mr. Antranikian served as Executive Vice President and Chief Operating Officer of the Company from March 1989 until March 29, 1996 and as a Vice President of the Company from March 29, 1996 until July 3, 1996. Mr. Antranikian resigned as an officer and director of the Company on July 3, 1996.
(3) The options were granted at an exercise price of $4.75 per share (the fair value of the shares on the date of grant) and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant. Mr. Antranikian's unvested options were cancelled in connection with his resignation as an officer and director of the Company on July 3, 1996. See "Certain Transactions."
(4) The options were granted at an exercise price of $4.00 per share (the fair value of the shares on the date of grant) and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant. Mr. Antranikian's unvested options were cancelled in connection with his resignation as an officer and director of the Company on July 3, 1996. See "Certain Transactions."
(5) Mr. Williams served as Chief Financial Officer and Treasurer of the Company from February 1993 until March 29, 1996 and as Vice President - Finance of the Company from March 29, 1996 until July 12, 1996. Mr.
     Williams resigned as an officer of the Company on July 12, 1996.

(6) The options were granted at an exercise price of $2.00 per share (which was below the fair value of the shares on the date of grant) and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.


OPTIONS GRANTS


       The following table sets forth certain information with respect to stock options granted to the Named Executive Officers during the fiscal year ended December 27, 1995.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                      ------------------------------------------------------     VALUE AT ASSUMED
                                       PERCENTAGE                                 ANNUAL RATES
                       NUMBER OF        OF TOTAL                                 OF STOCK PRICE
                      SECURITIES         OPTIONS                                  APPRECIATION
                      UNDERLYING       GRANTED TO     EXERCISE                   OPTION TERM(2)
                       OPTIONS        EMPLOYEES IN      PRICE     EXPIRATION   --------------------
         NAME         GRANTED (#)      FISCAL YEAR    ($/SH)(1)      DATE         5%        10%
         ----         -----------     ------------    ---------   ----------      --        ---
Jeffrey D. Miller           --             --              --             --         --        --

Haig V. Antranikian     10,000             50%          $4.75       10/10/05    $29,900   $75,700

Edward C. Williams      10,000             50%          $4.75       10/10/05    $29,900   $75,700

---------------------
(1) The options were granted at the fair value of the shares on the date of grant. The options vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant, and have a 10-year term. Mr. Antranikian's unvested options were cancelled in connection with his resignation as an officer and director of the Company on July 3, 1996. See "Certain Transactions."
(2) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's Common Stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of the Company's Common Stock.


RECENT GRANTS OF STOCK OPTIONS

       Pursuant to his employment agreement with the Company, on March 29, 1996, the Company granted William G. Cox, its Chief Operating Officer and a director, options to acquire 300,000 shares of Common Stock, of which options to acquire 60,000 shares were granted at an exercise price of $3.00 per share and were immediately vested and exercisable. The remaining options to acquire 240,000 shares of Common Stock were granted at an exercise price of $4.00 per share, which was the fair market value of the Common Stock on the date of grant, and vest and became exercisable in equal annual installments of 60,000 shares each year, beginning on March 29, 1997.


       On April 29, 1996, the Company granted options to acquire an aggregate of 264,800 shares of Common Stock at an exercise price of $4.00 per share, which was the fair market value of the Common Stock on the date of grant. These options included options to acquire 124,800 and 100,000 shares of Common Stock granted to Todd S. Brown, Vice President, Chief Financial Officer, Treasurer, and a director of the Company, and Michael Larsen, a Vice President of the Company, respectively. Of the options granted, 20% were immediately vested and exercisable and the remaining options vest and become exercisable in equal annual installments beginning on April 29, 1997.


       Subsequent to July 3, 1996, the Company granted options to acquire an aggregate of 180,000 shares of Common Stock. These options included options to acquire 50,000 shares of Common Stock at an exercise price of $4.94 per share granted to Robert L. Hogan, the Company's Vice President - Marketing, on August 12, 1996; options to acquire 10,000 shares of Common Stock at an exercise price of $4.00 per share granted to Paul J. Bier, the Company's Vice President - Operations (Denny's restaurants), on September 16, 1996; and options to acquire 25,000 shares of Common Stock at an exercise price of $4.94 per share granted to Eugene E. van Horne, the Company's Vice President - Operations (Black-eyed Pea restaurants) on October 4, 1996.


OPTION HOLDINGS

     The following table sets forth information concerning the options exercised in fiscal 1995, and the number and value of all options held at December 27, 1995, by the Named Executive Officers.


                         AGGREGATED OPTION EXERCISES IN
                   LAST FISCAL YEAR AND YEAR-END OPTION VALUES




                                                          NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                              SHARES                     UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                             ACQUIRED       VALUE      OPTIONS AT FISCAL YEAR-END      AT FISCAL YEAR-END ($)(1)
           NAME             ON EXERCISE   REALIZED      EXERCISABLE UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
           ----             -----------   --------     --------------------------      -------------------------
Jeffrey D. Miller..........    None          N/A                 --            --             N/A            N/A
Haig V. Antranikian........    None          N/A              9,333        28,667(2)      $15,166       $ 39,084(2)
Edward C. Williams.........    None          N/A             29,999        45,001         $82,080       $112,505



--------------



(1) Calculated based upon the closing price of the Company's Common Stock on December 27, 1995 of $5.625 per share, less the exercise prices of the options held.
(2) Mr. Antranikian's unvested options were cancelled in connection with his resignation as an officer and director of the Company on July 3, 1996. See "Certain Transactions."


EMPLOYMENT AGREEMENTS

General


       The Company currently is a party to employment agreements with each of Jack M. Lloyd, William J. Howard, Todd S. Brown, and William G. Cox. In addition to the provisions of the individual employment agreements as described below, the employment agreements generally require the Company to provide each person with certain medical and life insurance benefits, to reimburse them for all travel, entertainment, and other ordinary and necessary expenses incurred in connection with the Company's business and their duties under their respective employment agreements, and to provide such other fringe benefits that the Company makes generally available to all of its employees on a non-discriminatory basis. The employment agreements with Messrs. Lloyd, Howard, and Cox require the Company to provide each such officer with an automobile for use in connection with the Company's business. The agreements with Messrs. Lloyd, Howard, Brown, and Cox contain provisions that prohibit the respective officer from (i) competing with the business of the Company, (ii) taking certain actions intended to solicit other persons to terminate their business relationship with the Company or to terminate his or her employment relationship with the Company, and (iii) making unauthorized use or disclosure of the Company's trade names, fictitious names, or confidential information.

Jack M. Lloyd; William J. Howard; Todd S. Brown


       DRC entered into employment agreements, effective September 30, 1994, with each of Jack M. Lloyd, William J. Howard, and Todd S. Brown. Upon consummation of the Merger, the Company assumed DRC's obligations under these agreements. The employment agreement with Mr. Lloyd, as recently amended, provides for a base salary of $520,000 per year; the agreement with Mr. Howard, as recently amended, provides for a base salary of $260,000 per year; and the agreement with Mr. Brown, as amended, provides for a base salary of $124,800 per year. In addition, each agreement provides that the Company may pay each of Messrs. Lloyd, Howard, and Brown additional incentive compensation for each fiscal year, based upon standards to be determined from time to time by the Company's Board of Directors in its sole discretion. In order to be eligible to receive incentive compensation for any fiscal year, however, the officer must be employed by the Company on the last day of such fiscal year. Each employment agreement expires on December 25, 1997. The Company may terminate each officer's employment only for cause, as defined in the respective agreements. Each agreement also will terminate automatically upon the death of the respective officer, and each officer may terminate his employment agreement upon 60 days' written notice to the Company.


William G. Cox

       In December 1995, the Company entered into an employment agreement with William G. Cox, which became effective upon consummation of the Merger. Pursuant to his agreement with the Company, Mr. Cox serves as the Chief Operating Officer of the Company at a base salary of $220,000 per year. The agreement also provides that Mr. Cox will be eligible to receive an annual bonus of up to 50% of his annual base salary pursuant to a bonus pool plan to be established by and administered in the sole discretion of the Company. Pursuant to the agreement, the Company reimbursed Mr. Cox for certain relocation expenses and granted to Mr. Cox options to purchase 300,000 shares of the Company's Common Stock. Mr. Cox's agreement provides for his employment until March 29, 1999, subject to extension for additional one-year periods under mutually agreeable terms and conditions. The Company may terminate the agreement only for cause, as defined in the agreement.


STOCK OPTION PLANS


Amended and Restated 1992 Stock Option Plan


       The Company's Amended and Restated 1992 Stock Option Plan (the "1992 Plan") was adopted by the Company's Board of Directors and approved by the Company's shareholders in August 1994. In January 1995, the Company's Board of Directors adopted, and in March 1995 the shareholders approved, an amendment to the 1992 Plan that increased the number of shares of Common Stock reserved for issuance under the 1992 Plan to 1,000,000 shares. The 1992 Plan limits the persons eligible to receive options to directors, consultants, and key employees, including officers, of the Company or a subsidiary of the Company and "key persons" who are not employees but have provided valuable services, have incurred financial risk on behalf of the Company, or have extended credit to the Company or its subsidiaries. The 1992 Plan provides that options granted to employees may be designated "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options subject to taxation pursuant to Section 83 of the Code. Key persons who are not employees are eligible to receive only non-qualified options. The 1992 Plan is intended to comply with Rule 16b-3 as promulgated under the Exchange Act with respect to persons subject to Section 16 of the Exchange Act. As of October 31, 1996, there were outstanding options to acquire a total of 761,500 shares of Common Stock.



       The 1992 Stock Option Plan Committee (the "Committee") determines the periods during which options granted under the 1992 Plan may be exercised, but no option granted under the 1992 Plan may expire more than 10 years from the date of grant. The Board of Directors or the Committee, in its sole discretion, determines the exercise price of options granted under the 1992 Plan. ISOs may not have an exercise price less than the fair market value of the Common Stock on the grant date, except that, in the case of an ISO granted to any participant who owns more than 10% of the Company's outstanding voting shares, the exercise price must be at least 110% of the fair market value of the Common Stock on the date of grant and the term of the option may be no longer than five years. Options that are not ISOs may not have an exercise price less than the greater of the minimum price required by applicable state law, by the Company's Restated Articles of Incorporation, or the par value of the Common Stock.

       At the discretion of the Committee or the Board of Directors, options may be exercised by delivery of any combination of cash, shares of Common Stock, or by delivering to the Company a promissory note upon such terms and conditions as the Committee or Board of Directors may determine. The 1992 Plan also permits the Committee or the Board of Directors, in its sole discretion, to include a provision in any option agreement that will allow the optionholder, on any date on which the option is exercisable and on which the fair market value (as defined in the 1992 Plan) of Common Stock exceeds the exercise price of the option, to surrender the option in lieu of exercise and in exchange receive cash or shares of Common Stock in an amount equal to the excess of the fair market value of Common Stock over the exercise price of the option.

       The Committee or the Board of Directors has the right to amend, alter or discontinue the 1992 Plan. Without the consent of the affected optionholder, however, no amendment or alteration may be made that would impair the rights of such optionholder under any outstanding option, except in the case of certain stock splits, certain mergers or sales of assets, or upon the dissolution or liquidation of the Company. Without the approval of the Company's shareholders, no amendment or alteration may be made to the 1992 Plan that would (i) increase the total number of shares reserved for issuance under the 1992 Plan; (ii) change the class of persons eligible to participate in the 1992 Plan; (iii) decrease the minimum exercise price of options that may be granted under the 1992 Plan; or (iv) extend the maximum life of the 1992 Plan or maximum option exercise period. The number of shares and option prices are subject to adjustment pursuant to certain anti-dilution provisions contained in the 1992 Plan. The 1992 Plan terminates on April 1, 2002.

1995 Directors Stock Option Plan

       The Company's 1995 Directors Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors in January 1995 and approved by the Company's shareholders in March 1995. A total of 300,000 shares of Common Stock have been reserved for issuance under the 1995 Plan. The purpose of the 1995 Plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract and retain the services of experienced and knowledgeable non-employee directors and by encouraging such directors to acquire an increased proprietary interest in the Company.


       A committee of two or more directors appointed by the Board of Directors is responsible for interpreting and administering the 1995 Plan. The terms of options granted, including the exercise price and number of shares of Common Stock subject to the options, are set forth in the 1995 Plan and are not subject to the discretion of the Board of Directors. Options to purchase 10,000 shares of Common Stock are automatically granted to each non-employee director of the Company on the date of his or her initial election to the Board of Directors or re-election at an annual meeting of the Company's shareholders. Directors who are first elected or appointed to the Board of Directors on a date other than an annual meeting date are automatically granted options to purchase the number of shares of Common Stock equal to the product of 10,000 multiplied by a fraction, the numerator of which is the number of days during the period beginning on such grant date and ending on the date of the next annual meeting, and the denominator of which is 365. If no meeting is scheduled at a time a director is first elected or appointed to the Board of Directors, the date of the next annual meeting is deemed to be the 120th day of the fiscal year next following the interim grant date. No option is transferable by the optionholder other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionholder, only by the optionholder or a person who obtained the option pursuant to a qualified domestic relations order. The exercise price of each option is the fair market value of the Company's Common Stock on the business day preceding the date of grant, and the term of each option may not exceed ten years. One-half of the options granted vest and become exercisable after the first year of continuous service as a director following the automatic grant date, and 100% vest after two years of continuous service on the Board of Directors.


       The exercise price of options granted pursuant to the 1995 Plan is payable in full upon exercise of the options. Optionholders generally may pay the exercise price by delivering to the Company any combination of cash, Common Stock, or a promissory note with such terms and conditions as the Board of Directors may determine. The 1995 Plan also permits the Board of Directors, in its sole discretion, to include a provision in any option agreement that will allow the optionholder, on any date on which the option is exercisable and on which the fair market value (as defined in the 1995 Plan) of the Company's Common Stock exceeds the exercise price of the option, to surrender the option in lieu of exercise and in exchange receive cash or shares of Common Stock in an amount equal to the excess of the fair market value of Common Stock over the exercise price of the option.

       The Board of Directors has the right to amend, alter or discontinue the 1995 Plan. Without the consent of the affected optionholder, however, no amendment or alteration may be made that would impair the rights of any optionholder under any outstanding options, except in the case of certain stock splits, certain mergers or sales of assets, or upon the dissolution or liquidation of the Company. Without approval of the Company's shareholders, no amendment or alteration may be made that would (i) increase the total number of shares reserved under the 1995 Plan; (ii) change the class of persons eligible to participate in the 1995 Plan; (iii) decrease the minimum exercise price of options that may be granted under the 1995 Plan; or (iv) extend the maximum life of the 1995 Plan or maximum option exercise period. The number of shares and option prices are subject to adjustment pursuant to certain anti-dilution provisions contained in the 1995 Plan. The 1995 Plan expires on January 16, 2005.

       The 1995 Plan replaced the Company's 1992 Directors' Stock Option Plan, pursuant to which options to purchase 22,500 shares of Common Stock at an exercise price of $6.00 per share were granted to each of Messrs. MacDonald, Smith, and a former director of the Company. Each of Messrs. MacDonald, Smith, and a former director of the Company received options to purchase 10,000 shares of Common Stock at an exercise price of $3.00 per share at the time the 1995 Plan was approved by the Company's shareholders in March 1995. Upon consummation of the Merger, C. Alan McDonald, Philip B. Smith, John M. Holliman, III, and Fred W. Martin each were automatically granted options to purchase 10,000 shares of Common Stock at an exercise price of $4.00 per share.

DIRECTOR COMPENSATION

       Employees of the Company do not receive compensation for serving as members of the Company's Board of Directors. Effective April 29, 1996, non-employee members of the Board of Directors receive cash compensation in the amount of $10,000 per annum. Non-employee directors receive automatic grants of stock options under the 1995 Directors Stock Option Plan. See "Management - Stock Option Plans."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



       C. Alan MacDonald and Philip B. Smith served as members of the Compensation Committee of the Board of Directors during fiscal 1995. Mr. Smith was Director of Merchant Banking for Spencer Trask Securities Incorporated ("Spencer Trask") from February 1992 through January 1994. From September 1992 through December 1993, Spencer Trask or its affiliates received from the Company as compensation for acting as placement agent in the Company's private placement of units consisting of Series A Preferred Stock and warrants to purchase Common Stock (i) 4.9812 Unit Purchase Options to purchase, at an exercise price of $165,000 per unit, an as adjusted aggregate of 131,920 shares of Common Stock and Unit Warrants to purchase 38,826 shares of Common Stock; (ii) Trask Warrants to purchase 29,268 shares of Common Stock at an exercise price of $5.41 per share, as adjusted; (iii) a commission of 8% of the gross proceeds of all of the units sold in the private placement; (iv) a management fee of 2% of the gross proceeds of all of the units sold in the private placement; (v) a non-accountable expense allowance of 2% of the gross proceeds of all of the units sold in the private placement; and (vi) an agreement to enter into a consulting agreement pursuant to which Spencer Trask received $3,000 per month for consulting services. In December 1992, the Company executed the consulting agreement, which terminated upon the consummation of the Company's initial public offering. In November 1993, the Company issued to Spencer Trask warrants to purchase 10,500 shares of Common Stock at an exercise price of $6.60 per share in connection with the waiver by Spencer Trask of its right of first refusal to serve as the underwriter of the Company's initial public offering. Those warrants expired on October 18, 1996. In November 1993, the Company also agreed to pay Spencer Trask $145,000 for services rendered in connection with the acquisition of certain restaurants, of which $50,000 was paid prior to the Company's initial public offering in October 1994. The Company paid to Spencer Trask an aggregate of $161,000 of the proceeds of the Company's initial public offering, which represented the balance owed to Spencer Trask for services rendered in connection with the acquisition of certain restaurants, all accrued consulting fees under the consulting agreement from November 1993 through October 1994, and a payment of $30,000 in connection with Spencer Trask's waiver of its right of first refusal to serve as underwriter of the Company's initial public offering. In July 1995, in consideration for rendering services to the Company in connection with the Merger, the Company granted Mr. Smith options to purchase 50,000 shares of Common Stock at an exercise price of $4.9375 per share. One-half of these options vested and became exercisable in July 1996 and the remaining options vest and become exercisable in July 1997.


INDEMNIFICATION AND LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

       The Company's Amended and Restated Bylaws require the Company to indemnify its directors and officers against liabilities that they may incur while serving in such capacities, to the full extent permitted and in the manner required by the Georgia Business Corporation Code (the "GBCC"). Pursuant to these provisions, the Company will indemnify its directors and officers against any losses incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company or served with another corporation, partnership, joint venture, trust or other enterprise at the request of the Company. In addition, the Company will provide advances for expenses incurred in defending any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it is ultimately determined that he or she is not entitled to indemnification by the Company. The Company has entered into indemnification agreements with certain of its directors and executive officers pursuant to the foregoing provisions of its Amended and Restated Bylaws.

       As permitted by the GBCC, the Company's Restated Articles of Incorporation contain provisions that eliminate the personal liability of directors for monetary damages to the Company or its shareholders for breach of their fiduciary duties as directors. In accordance with the GBCC, these provisions do not limit the liability of a director for (i) any appropriation of a business opportunity of the Company in violation of the director's duty, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) any dividend payment, stock repurchase, stock redemption or distribution in liquidation that is prohibited under Georgia law, or (iv) any merger from which the director derived an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, these provisions apply only to claims against a director arising out of his or her role as a director and do not relieve a director from liability for violations of statutory law, such as certain liabilities imposed on a director under the federal securities laws.

                              CERTAIN TRANSACTIONS


       In June 1992, the Company, Jeffrey D. Miller, President and Chief Executive Officer of the Company at that time, and Ronald C. Davis, a former director of the Company and a beneficial owner of more than 5% of the Company's Common Stock at the time, entered into a stock redemption agreement (the "Davis Redemption Agreement"). Pursuant to the Davis Redemption Agreement, on July 1, 1992, the Company redeemed certain shares of the Company's Common Stock owned by Mr. Davis for a $4.5 million promissory note payable in June 1997. The Company's obligation to make payments under the note was secured by the Company's pledge of the shares redeemed from Mr. Davis. Also pursuant to the Davis Redemption Agreement, the Company agreed to provide payment of health insurance premiums for Mr. Davis, payment for a four-year lease for an automobile, payment of automobile insurance during the term of the automobile lease, and payment of approximately $15,000 for legal costs incurred in negotiations of agreements with respect to the redemption of Mr. Davis's shares. In connection with the Company's obtaining a new credit facility in May 1995, Mr. Davis agreed to release the pledge of the shares of Common Stock, to extend the maturity date of the note, and to subordinate the note to amounts due under the credit facility, in exchange for increasing the principal amount of the note to $4.75 million, increasing the interest rate of the note, and the payment to Mr. Davis of $500,000. In March 1996, the Company utilized a portion of the proceeds of the Credit Facility to repay the note, together with an additional payment of $50,000 to obtain Mr. Davis' consent to the early repayment of the note.



       Each of Jeffrey D. Miller and Haig V. Antranikian, formerly a Vice President and director of the Company, owns a 20% interest in a building located in Marion, Ohio that the Company leased for administrative offices. The Company paid rent of $2,850 per month under the lease, which was the amount payable per month under a promissory note issued to finance the initial acquisition of the building. The Company also was responsible for all taxes, utilities, maintenance, and other expenses associated with the building. Effective with the closing of the Merger, the Company's obligations under this lease were terminated by paying the lessor an amount equal to 50% of the balance of payments remaining under the lease.



       Jeffrey D. Miller and his wife have personally guaranteed repayment of certain of the Company's obligations, including certain obligations of the Company to its joint venture partners and its affiliates, obligations under the Denny's Franchise Agreements, and certain property and equipment lease obligations of the Company.



       During the term of his employment with the Company, the Company from time to time made loans to Mr. Miller. The largest outstanding principal balance of such loans during fiscal 1993, fiscal 1994, and fiscal 1995 was $202,000, $102,000, and $102,000, respectively. As of July 3, 1996, there was no outstanding principal remaining on those loans.



       On June 2, 1993, Lucien I. Levy, a beneficial owner of more than 5% of the Company's Common Stock at that time, and persons affiliated with Mr. Levy (collectively, the "Levy Investors") purchased $330,000 of the Company's 9% Subordinated Notes due December 2, 1993 (the "1993 Notes") and received Levy Warrants to purchase up to 54,998 shares of the Company's Common Stock at a price of $5.03 per share, as adjusted. On September 1, 1993, the Company repaid the 1993 Notes in full. In connection with the Merger, the Company extended the period in which it is required to register the shares of Common Stock issuable upon exercise of the Levy Warrants. The Registration Statement of which this Prospectus forms a part is intended to satisfy the Company's obligation to register such shares. See "Description of Securities - Registration Rights."


       On September 1, 1993, the Levy Investors, including Lucien I. Levy, a beneficial owner of more than 5% of the Company's Common Stock at that time, purchased an aggregate principal amount of $3.5 million of the Company's 10% Senior Bonds due June 30, 1996 (the "Bonds") and warrants to purchase up to 297,500 shares of Common Stock at an exercise price of $2.50 per share (the "September Levy Warrants"). At the request of one of the Levy Investors, the Company used a portion of the proceeds from the sale of the Bonds to repay $100,000 of the principal of the Bonds. On September 30, 1993, the Company repaid approximately $1.4 million of the

Bonds and the number of shares that could be purchased upon exercise of the September Levy Warrants was reduced to 228,125. In October 1994, the exercise price of the remaining September Levy Warrants was reduced to $.02 per share because the Company did not complete its initial public offering before the date specified in such warrants. The Company utilized a portion of the proceeds of its initial public offering to repay the Bonds in full. The Levy Investors exercised the September Levy Warrants on June 30, 1995. In connection with the Merger, the Company extended the period in which it is required to register the shares of Common Stock issued upon exercise of the September Levy Warrants. The Registration Statement of which this Prospectus forms a part is intended to satisfy the Company's obligation to register such shares. See "Description of Securities - Registration Rights."


       On March 31, 1994, the Company issued 40,000 shares of Common Stock to Frank Regas in exchange for (i) $215,000 in cash, (ii) Mr. Regas' ownership interest in 2.5% of the stock of Rudy's County Store and Bar-B-Q, Inc. (the "Rudy's Franchisor"), and (iii) an assignment of Mr. Regas' rights under a development agreement between Mr. Regas and the Rudy's Franchisor. Mr. Regas served as Senior Vice President - Product Development and as a director of the Company from June 1994 to March 29, 1996. The Registration Statement of which this Prospectus forms a part is intended to satisfy the Company's obligation to register the shares of Common Stock issued to Mr. Regas. See "Description of Securities - Registration Rights."


       Philip B. Smith, a director of the Company since May 1993, was Director of Merchant Banking for Spencer Trask from February 1992 through January 1994. From September 1992 through December 1993, the Company paid Spencer Trask or its affiliates, as compensation for acting as placement agent in the Company's private placement of units consisting of Series A Preferred Stock and warrants to purchase Common Stock (i) 4.9812 Unit Purchase Options to purchase, at an exercise price of $165,000 per unit, an as adjusted aggregate of 131,920 shares of Common Stock and Unit Warrants to purchase 38,826 shares of Common Stock;
(ii) Trask Warrants to purchase 29,268 shares of Common Stock at an exercise price of $5.41 per share, as adjusted; (iii) a commission of 8% of the gross proceeds of all of the units sold in the private placement; (iv) a management fee of 2% of the gross proceeds of all of the units sold in the private placement; (v) a non-accountable expense allowance of 2% of the gross proceeds of all of the units sold in the private placement; and (vi) an agreement to enter into a consulting agreement pursuant to which Spencer Trask received $3,000 per month for consulting services. In December 1992, the Company executed the consulting agreement, which terminated upon the consummation of the initial public offering. In November 1993, the Company issued to Spencer Trask warrants to purchase 10,500 shares of Common Stock at an exercise price of $6.60 per share in connection with the waiver by Spencer Trask of its right of first refusal to serve as the underwriter of the Company's initial public offering. Those warrants expired on October 18, 1996. In November 1993, the Company also agreed to pay Spencer Trask $145,000 for services rendered in connection with the acquisition of certain restaurants, of which $50,000 was paid prior to the initial public offering. In October 1994, the Company paid to Spencer Trask an aggregate of $161,000 of the proceeds of the initial public offering, which represented the balance owed to Spencer Trask for services rendered in connection with the acquisition of certain restaurants, all accrued consulting fees under the consulting agreement from November 1993 through October 1994, and a payment of $30,000 in connection with Spencer Trask's waiver of its right of first refusal to serve as underwriter of the initial public offering.


       The Company paid to affiliates of CNL (the "Selling Venturers") an aggregate of $4.7 million from the net proceeds of the Company's initial public offering in exchange for such persons' interests in a joint venture with the Company. The Selling Venturers purchased an aggregate of 475,000 shares of the Company's Common Stock in the initial public offering at the initial public offering price of $5.00 per share.


       In July 1995, the Company granted Philip B. Smith, a director of the Company, options to purchase 50,000 shares of Common Stock at an exercise price of $4.9375 per share in consideration for rendering services to the Company in connection with the Merger. One-half of these options vested and became exercisable in July 1996 and the remaining options vest and become exercisable in July 1997.

       Prior to the Merger, certain officers of DRC lent funds to DRC or its predecessors. On December 10, 1993, Jack M. Lloyd and William J. Howard contributed as paid-in-capital obligations owed by DRC to them in amounts aggregating $469,275 and accrued interest of $52,250.

       In April 1995, DRC purchased, for a purchase price of $75,000, a parcel of land adjacent to one of its restaurants from an entity controlled by Jack M. Lloyd. The Company believes that the purchase price represents the fair value of the property on the date of purchase.


       In August 1995, DRC entered into leases for two restaurant properties owned by Lloyd/Howard L.L.C. ("Lloyd/Howard"), a limited liability company controlled by Jack M. Lloyd (Chairman of the Board and Chief Executive Officer of DRC at that time) and William J. Howard (President and a director of DRC at that time). Lloyd/Howard acquired these two properties and certain other properties from Kettle Restaurants, Inc. in consideration of the assumption by Lloyd/Howard of environmental liabilities associated with the two properties leased by DRC. The Company believes that the terms of the leases for these two restaurant properties are no less favorable to the Company than could be obtained from an unaffiliated third party for comparable properties.



       Upon consummation of the Merger, the Company issued an aggregate of (i) 3,103,504 shares of Common Stock, $11,196,000 principal amount of Series B Notes, and Series B Warrants to purchase an aggregate of 293,223 shares of Common Stock to Jack M. Lloyd, Chairman of the Board and Chief Executive Officer of DRC; (ii) 1,551,752 shares of Common Stock, $5,598,000 principal amount of Series B Notes, and Series B Warrants to purchase 146,611 shares of Common Stock to William J. Howard, President and a director of DRC; and (iii) 1,878,788 shares of Common Stock, $6,000,000 principal amount of Series A Notes, and Series A Warrants to purchase 188,047 shares of Common Stock to BancBoston, in exchange for such persons' respective shares of DRC capital stock. In connection with the Merger, the Company entered into a registration rights agreement with Mr. Lloyd, Mr. Howard, BancBoston, and the other former shareholder of DRC with respect to the shares of Common Stock issued to them in the Merger and the shares issuable upon exercise of the warrants. In connection with the BEP Acquisition, the Company repaid all of the $6.0 million principal amount outstanding on its Series A Notes held by BancBoston plus accrued and unpaid interest thereon for $5.2 million in cash and 250,000 shares of the Company's Common Stock. Upon payment of the Series A Notes, the related Series A Warrants were automatically cancelled. The Company granted registration rights to BancBoston for the 250,000 shares issued to it. See "Description of Securities - Registration Rights." Upon consummation of the Merger, Mr. Lloyd became President, Chief Executive Officer and a Director of the Company and Mr. Howard became a Vice President and Director of the Company. Mr. Lloyd became Chairman of the Board of the Company on July 9, 1996 and Mr. Howard became Executive Vice President of the Company on July 9, 1996.



       In May 1996, Jeffrey D. Miller forgave a $1.0 million loan to the Company at the request of former shareholders of DRC. The existence of the loan would have constituted a breach of obligations of the Company to the former shareholders of DRC.



       In connection with the financing of the BEP Acquisition, LH Leasing Company, Inc. ("LH Leasing"), a corporation owned by Jack M. Lloyd and William
J. Howard, purchased from the Company for cash in the amount of $14.25 million the equipment located at 62 Black-eyed Pea restaurants leased by BEP, a wholly owned subsidiary of the Company, or Texas BEP, L.P. ("Texas BEP"), a limited partnership in which BEP is the general partner and in which a wholly owned subsidiary of BEP is the limited partner. Concurrently with the sale of the equipment to LH Leasing, LH Leasing leased the equipment to the Company and the Company subleased the equipment to BEP or Texas BEP. The equipment lease has a term of five years and grants the Company an option to purchase the equipment at its fair market value upon the expiration of the lease. The terms of the subleases between the Company and each of BEP and Texas BEP are consistent with the terms set forth in the equipment lease between the Company and LH Leasing. Messrs. Lloyd and Howard formed LH Leasing as an accommodation to the Company to enable it to satisfy the requirements of the Company's senior lenders. Messrs. Lloyd and Howard received no material compensation for the transactions involving the Company and LH Leasing.

       In order to finance its sale and lease transaction with the Company, LH Leasing borrowed cash in the amount of $14.25 million from FFCA. Messrs. Lloyd and Howard jointly and severally guaranteed the repayment of the loan. In addition, Messrs. Lloyd and Howard pledged their stock in LH Leasing to FFCA as additional collateral for the loan.



       Effective as of July 3, 1996, the Company sold the assets related to 23 restaurants operated under the "Ike's" and "Jerry's" trade names to Mid-American Restaurants, Inc. ("Mid-American"), a corporation wholly owned by Haig V. Antranikian, a Vice President and director of the Company at that time. As payment for the restaurants, Mid-American issued to the Company a promissory note in the principal amount of $4.6 million (the "Mid-American Note"). The Mid-American Note (i) bears interest at the rate of 10% per annum through June 30, 2001, 11% per annum through June 30, 2002, and 12% per annum through June 30, 2003, and (ii) requires Mid-American to make 60 equal installments of $65,000 per month beginning on July 31, 1996, 12 equal installments of $75,000 per month beginning on July 31, 2001, and 11 equal installments of $85,000 per month beginning on July 31, 2002. All unpaid principal and interest on the Mid-American Note will be due and payable on June 30, 2003. The Mid-American
Note is secured by (a) all of the assets transferred to Mid-American, (b) the personal guaranty of Mr. Antranikian and his wife, and (c) the pledge of all of the outstanding stock of Mid-American owned by Mr. Antranikian. The Mid-American Note also requires Mid-American to prepay all or a portion of the outstanding principal under such note in the event of (1) an equity issuance or other contribution to Mid-American's capital in excess of $500,000, in which case Mid-American must make prepayments equal to 50% of Mid-American's net proceeds from each such issuance or contribution up to $5.0 million and 100% of such net proceeds in excess of $5.0 million, or (2) a sale by Mid-American of any of its assets, to the extent that such sale results in net proceeds to Mid-American in excess of $25,000.



       In connection with the sale to Mid-American, the Company and Mid-American entered into a master sublease agreement (the "Master Sublease") with respect to the 23 restaurant properties pursuant to which Mid-American subleases each of the restaurant properties on essentially the same terms as the terms of the leases between the Company and the respective owners of those properties. Mid-American's obligations under the Master Sublease are secured by Mr. Antranikian's personal guaranty.



       Also in connection with the sale to Mid-American, (i) Mr. Antranikian repaid all outstanding principal and interest, totalling approximately $120,000, under a loan made by the Company to Mr. Antranikian in April 1996; (ii) Mr. Antranikian resigned as an officer and director of the Company; (iii) all of the Company's obligations under Mr. Antranikian's employment agreement with the Company were cancelled; and (iv) unvested employee stock options to purchase 28,667 shares of the Company's Common Stock held by Mr. Antranikian were cancelled.

                       PRINCIPAL AND SELLING SHAREHOLDERS


       The following table sets forth certain information regarding the shares of the Company's outstanding Common Stock beneficially owned as of October 31, 1996 (i) by each of the Company's directors and executive officers; (ii) by all directors and executive officers of the Company as a group; (iii) by each person who is known by the Company to own beneficially or exercise voting or dispositive control over more than 5% of the Company's Common Stock; and (iv) by each of the Selling Shareholders.



                                           SHARES BENEFICIALLY                              SHARES BENEFICIALLY
                                             OWNED PRIOR TO                                    OWNED AFTER
                                               OFFERING(2)                                      OFFERING(2)
                                          ---------------------           SHARES BEING     ----------------------
NAME AND ADDRESS OF                                                      REGISTERED FOR
BENEFICIAL OWNER(1)                        NUMBER       PERCENT              SALE(3)        NUMBER     PERCENT(4)
--------------------------------          ---------     -------          --------------    ---------   ----------

DIRECTORS AND EXECUTIVE OFFICERS
Jack M. Lloyd                             3,104,504        23.2%                0          3,104,504       22.1%
William J. Howard                         1,551,752        11.6%                0          1,551,752       11.0%
William G. Cox                               60,000(5)        *                 0             60,000          *
Todd S. Brown                                24,800(6)        *                 0             24,800          *
Michael Larsen                               20,000(7)        *                 0             20,000          *
John M. Holliman, III                        12,436           *             4,436              8,000          *
C. Alan MacDonald                            27,500(8)        *                 0             27,500          *
Fred W. Martin                                1,000           *                 0              1,000          *
Philip G. Smith                              52,500(9)        *                 0             52,500          *
All directors and executive
  officers as a group (9 persons)         4,673,692        35.8%                0          4,669,256       34.1%

NON-MANAGEMENT 5% SHAREHOLDERS
BancBoston Ventures, Inc.(10)             2,124,352        15.9%        2,124,352                  0          *
Jeffrey D. Miller(11)                       999,190         7.5%          999,190                  0          *
Banque Paribas(12)                          738,028         5.2%                0            738,028        5.0%

OTHER SELLING SHAREHOLDERS
O T Finance S.A.                            135,589         1.0%          135,589                  0           *
John F. Steinmetz                           112,180            *           89,680             22,500           *
Charles M. Harper TTEE,
  Charles M. Harper Funnel
  Trust DTD 1/24/86                         102,500            *           65,000             37,500           *
Darier, Hentsch Private
 Bank & Trust Ltd.                          100,000            *          100,000                  0           *
Fahnestock & Co., Inc.                       99,000            *           99,000                  0           *
The Lucien I. Levy Recovable
  Living Trust & The Elvire
  Levy Revocable Living Trust                95,779            *           90,174              5,605           *
Spencer Trask Securities                     90,916            *           90,916                  0           *
Hobart Teneff                                82,716            *           82,716                  0           *
Thomas M. Pisula                             82,500            *            7,500             75,000           *
Neils Lauersen                               68,021            *           50,416             17,605           *
David A. Handler                             60,000            *           60,000                  0           *
Frap Co., as Nominee for National
  Westminister Bank, Custodian
  F/B/O Hongkong & Shanghai Bank Trustee     58,500            *           13,500             45,000           *
TROBAR, Trustee under Living
  Trust of J. Roy Duggan                     55,250            *            5,250             50,000           *
Merl Trust                                   46,407            *           46,407                  0           *
Jeffrey C. Key                               40,000            *           39,000              1,000           *
Frank Regas(13)                              40,000            *           40,000                  0           *
Carol and Jimmy Filler                       32,500            *           32,500                  0           *
Credit Suisse                                30,000            *           30,000                  0           *
Jeffries & Co., Inc.                         29,000            *           29,000                  0           *
Don O. Weide and Janet Weide(14)             23,200            *           23,200                  0           *


                                           SHARES BENEFICIALLY                              SHARES BENEFICIALLY
                                             OWNED PRIOR TO                                    OWNED AFTER
                                               OFFERING(2)                                      OFFERING(2)
                                          ---------------------           SHARES BEING     ----------------------
NAME AND ADDRESS OF                                                      REGISTERED FOR
BENEFICIAL OWNER(1)                        NUMBER       PERCENT              SALE(3)        NUMBER     PERCENT(4)
--------------------------------          ---------     -------          --------------    ---------   ----------

ASC Trading Corp.                            22,750            *            5,250             17,500           *
Brian T. Reardon and
  Robert J. Reardon, JTWROS                  21,000            *           21,000                  0           *
Coop Bank                                    20,000            *           20,000                  0           *
John D. Broome                               19,500            *            4,500             15,000           *
Jerome W. Niedfelt                           16,250            *           16,250                  0           *
ERMA Vertwaltungs AG,
  Kurt Martin Consulting                     13,267            *           13,267                  0           *
Affida Bank                                  13,000            *           13,000                  0           *
Jim Burke                                    13,000            *           13,000                  0           *
Beverly Mackey Mitchell                      12,500            *           12,500                  0           *
James F. Langan, Sr.                         11,211            *           11,211                  0           *
Michele Spycher                              10,953            *           10,953                  0           *
Kathryn G. Shaifer                           10,833            *           10,833                  0           *
Robert E. Vogel                              10,400            *           10,400                  0           *
Kevin Kimberlin                              10,012            *           10,012                  0           *
Walter F. Toombs                             10,000            *           10,000                  0           *
Zobec Management Ltd.                         9,750            *            9,750                  0           *
Stewart & Renate Savitsky                     8,137            *            8,137                  0           *
North American Trust Co. Custodian
  fbo Arnold & Porter PSP/Richard Hubbard     7,500            *            7,500                  0           *
David P. St. Jean                             7,500            *            7,500                  0           *
Peter F. Capuciati                            6,500            *            6,500                  0           *
James F. Connell & Elaine G. Connell,
  Trustees UDT 7/9/79                         6,500            *            6,500                  0           *
Bruce D. Cowen                                6,500            *            6,500                  0           *
Howard Hirschmann                             6,500            *            1,500              5,000           *
Josef and Shmuel Loffler TIC                  6,500            *            6,500                  0           *
ELJ Ltd.                                      5,605            *            5,605                  0           *
Stephen G. Franklin, Sr.                      5,605            *            5,605                  0           *
Nadine E. Hennelly                            5,605            *            5,605                  0           *
JTH Associates Partnership                    5,605            *            5,605                  0           *
James Kennedy                                 5,605            *            5,605                  0           *
Richard L. Maender                            5,605            *            5,605                  0           *
Charles M. Merkel                             5,605            *            5,605                  0           *
William Wilkerson                             5,605            *            5,605                  0           *
James D. Sink                                 5,605            *            5,605                  0           *
George S. Markelson                           5,416            *            1,250              4,166           *
Banque OBC - Odier Bungener Courvoisner       5,000            *            5,000                  0           *
The Royal Bank of Scotland AG                 5,000            *            5,000                  0           *
Stuart Linde                                  5,000            *            5,000                  0           *
Jerold Mann(15)                               4,901            *            4,901                  0           *
Bruce Raben                                   4,720            *            4,720                  0           *
Christopher W. Allick                         4,719            *            4,719                  0           *
Daniel O. Conwill IV                          4,719            *            4,719                  0           *
Chris M. Kanoff                               4,719            *            4,719                  0           *
Jeffry K. Weinhuff                            4,719            *            4,719                  0           *
Andrew R. Whittaker                           4,719            *            4,719                  0           *
Peter S. Vosburgh                             4,000            *            4,000                  0           *
Henry H. Livingston, III                      3,942            *            3,942                  0           *
William R. Bolton and Susan A. Bolton         3,500            *            3,500                  0           *
Joseph F. Chiappetta                          3,300            *            3,300                  0           *
Edwin J. Hagerty                              3,300            *            3,300                  0           *
Gordon R. McDonnell                           3,300            *            3,300                  0           *
Brian F. Mullin                               3,300            *            3,300                  0           *
Frank M. Whalen                               3,300            *            3,300                  0           *


                                           SHARES BENEFICIALLY                              SHARES BENEFICIALLY
                                             OWNED PRIOR TO                                    OWNED AFTER
                                               OFFERING(2)                                      OFFERING(2)
                                          ---------------------           SHARES BEING     ----------------------
NAME AND ADDRESS OF                                                      REGISTERED FOR
BENEFICIAL OWNER(1)                        NUMBER       PERCENT              SALE(3)        NUMBER     PERCENT(4)
--------------------------------          ---------     -------          --------------    ---------   ----------
Carla S. Levesque IRA Rollover                3,250            *            3,250                  0           *
Carol Zervoulei                               3,049            *            3,049                  0           *
Louis V. Bellucci                             2,885            *            2,885                  0           *
Robert T. Colgan                              2,800            *            2,800                  0           *
Gloria Dare Baucon                            2,600            *              600              2,000           *
A. G. Boyd-Gibbons                            2,600            *            2,600                  0           *
Henning Hoj and Inge Hoj(16)                  2,600            *            2,600                  0           *
Guarantee & Trust Co. TTEE
  f/b/o Ronald J. Frank Sep - IRA             2,500            *            2,500                  0           *
Dennis M. Sadler                              2,402            *            2,402                  0           *
Allen L. Notowitz                             2,250            *            2,250                  0           *
Victor Gick and Jacqueline M. Gick            1,868            *            1,868                  0           *
Richard Friedman                              1,500            *            1,500                  0           *
William H. Blausey                            1,168            *            1,168                  0           *
John H. Blausey                               1,167            *            1,167                  0           *
John Doukas                                     914            *              914                  0           *
John W. Handel                                  291            *              291                  0           *
Ron Springer                                    152            *              152                  0           *
Jeffrey Wattenberg                              152            *              152                  0           *
Shawnee L. Tammaro                               56            *               56                  0           *
Marjorie Cross                                   47            *               47                  0           *
Lucinda Slosser                                  47            *               47                  0           *


------------------------
*Less than 1% of outstanding shares of Common Stock.



(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all Common Stock beneficially owned by him, subject to applicable community property law. Except as otherwise indicated, each of such persons may be reached through the Company at 7373 N. Scottsdale Road, Suite D-120, Scottsdale, Arizona 85253.
(2) The numbers and percentages shown include the shares of Common Stock actually owned as of October 31, 1996 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of October 31, 1996 upon the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(3) Each of the Selling Shareholders is assumed to be selling all of the shares of Common Stock registered for sale and will own no shares of Common Stock after the offering other than those shares held by certain Selling Shareholders as of October 31, 1996, that do not require further registration for resale, as set forth under "Shares Beneficially Owned After Offering". The Company has no assurance that the Selling Shareholders will sell any of the securities being registered hereby.
(4) Calculation of percentages of shares of Common Stock beneficially owned after the offering assumes exercise of all of the Selling Shareholders' Warrants and Unit Purchase Options.
(5) Represents 60,000 shares issuable upon exercise of currently exercisable options.
(6) Represents 24,800 shares issuable upon exercise of currently exercisable options.
(7) Represents 20,000 shares issuable upon exercise of currently exercisable options.
(8) Represents 27,500 shares issuable upon exercise of currently exercisable options.
(9) Represents 52,500 shares issuable upon exercise of currently exercisable options.
(10) The address of BancBoston Ventures, Inc. is c/o BancBoston Capital, Inc., 100 Federal Street, Boston, Massachusetts 02110.
(11) The address of Mr. Miller is 12274 North 138th Place, Scottsdale, Arizona 85259. Mr. Miller is a former officer and director of the Company. Pursuant to the terms of the Credit Facility and an agreement with the Company, Mr. Williams has agreed not to sell more than 170,000 shares of Common Stock being registered hereby prior to March 29, 1997.
(12) The address of Banque Paribas is 227 West Monroe, Suite 3300, Chicago, Illinois 60606.

(13) Mr. Regas was an officer and director of the Company from June 1994 to March 1996.
(14) Represents 3,500 shares of Common Stock held by and 1,050 shares issuable upon exercise of Preferred Warrants held by General Agency Insurance Development Services; 3,500 shares of Common Stock held by and 1,050 shares issuable upon exercise of Preferred Warrants held by the General Agency Insurance Development Services Profit Sharing Plan; 3,500 shares of Common Stock held by and 1,050 shares issuable upon exercise of Preferred Warrants held by the General Agency Insurance Development Services Pension Plan; and 8,500 shares of Common Stock held by and 1,050 shares issuable upon exercise of Preferred Warrants held by the Don O. Weide and Janet Weide Family Trust.
(15) Represents 3,901 shares of Common Stock held by Mr. Mann and 1,000 shares of Common Stock held by the Jerold Mann Defined Benefit Pension Plan.
(16) Represents 1,000 shares of Common Stock held by and 300 shares issuable upon exercise of Preferred Warrants held by Henning Hoj and Inge Hoj; and 1,000 shares of Common Stock held by and 300 shares issuable upon exercise of Preferred Warrants held by the Hoj Family Limited Partnership.



                            DESCRIPTION OF SECURITIES

GENERAL


       The authorized capital stock of the Company currently consists of 20,000,000 shares of Common Stock, $0.10 par value per share, of which 13,399,277 shares were issued and outstanding as of October 31, 1996. An additional 1,904,393 shares of Common Stock have been reserved for issuance upon exercise of various outstanding warrants and unit purchase options, and an additional 1,560,467 shares of Common Stock may be issued upon exercise of options currently outstanding or issuable pursuant to the Company's stock option plans. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued will be, fully paid and non-assessable.


COMMON STOCK


       Holders of Common Stock are entitled to one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the outstanding shares of Common Stock may elect all of the Company's directors. All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors may declare, in its discretion, on the Common Stock from sources legally available for such dividends. In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets available for distribution after payment in full to all creditors of the Company. Holders of Common Stock do not have preemptive rights to subscribe for additional shares on a pro rata basis if and when additional shares are offered for sale. No redemption rights or sinking funds are available to holders of Common Stock.


WARRANTS

General


       As of October 31, 1996, warrants to purchase an aggregate of 1,733,647 shares of Common Stock were outstanding, excluding shares which may become issuable upon exercise of the BEP Warrant, as described below. The shares of Common Stock underlying the warrants, when issued upon exercise of the warrants and payment of the purchase price for such shares of Common Stock, will be fully paid and nonassessable. The Company will pay any transfer tax incurred as the result of the issuance of Common Stock to the holder a warrant upon its exercise. The warrants contain provisions that protect the holders against dilution of the equity interest represented by the underlying shares of the Company's Common Stock by adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain events such as stock dividends or distributions, stock splits, or reorganizations. In the event of liquidation, dissolution, or winding up of the Company, holders of unexercised warrants will not be entitled to receive any assets of the Company available for distribution to the holders of the Company's Common Stock. Holders of warrants will have no voting, preemptive, liquidation, or other rights of a shareholder, as such, until such warrants have been duly exercised and the exercise price is paid in full. No dividends will be payable on the warrants prior to exercise.

Selling Shareholders' Warrants


       From September 17, 1992 through February 2, 1993, the Company issued Preferred Warrants to purchase an aggregate of 311,800 shares of Common Stock at an exercise price of $6.00 per share in connection with the issuance of Series A Preferred Stock. In 1995, the Company amended the terms of the Preferred Warrants to (i) extend the expiration dates of the Preferred Warrants to a period from September 17, 1996 through February 2, 1997, and (ii) reduce the trading price of the Company's Common Stock that triggers the Company's right to redeem the Preferred Warrants from $18.00 per share to $8.50 per share. In addition, the Company has agreed to register the shares of Common Stock underlying the Preferred Warrants if requested by the holders of a majority in interest of the Preferred Warrants at such time as the price of the Company's Common Stock exceeds the exercise price of the Preferred Warrants for 30 consecutive days.



       The Company issued to the representatives of the underwriters of its initial public offering Representatives Warrants to purchase 290,000 shares of Common Stock at an exercise price of $6.00 per share until October 18, 1999. In connection with the issuance of subordinated notes in June 1993, the Company issued Levy Warrants to purchase 54,998 shares of Common Stock at an exercise price of $5.03 per share, as adjusted, until October 18, 1999. In connection with investment banking services, in June 1993 the Company issued Trask Warrants to purchase 29,268 shares of Common Stock at an exercise price of $5.41 per share, as adjusted, until July 27, 1997.



Series B Warrants



       The Company issued Series B Warrants to purchase an aggregate of 477,953 shares of Common Stock to former shareholders of DRC in connection with the Merger. Each Series B Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $.01 per share beginning on March 29, 1999 and ending on March 29, 2001, subject to cancellation as set forth below.



       In the event that all of the Series B Notes are redeemed, any Series B Warrants that have not been exercised prior to such redemption will be cancelled at the time of the redemption. The Company intends to use its best efforts to redeem all of the Series B Notes prior to the time that the Series B Warrants first become exercisable. No assurances can be given, however, that the Company will be able to successfully redeem the notes prior to the date on which the Series B Warrants become exercisable.



       The Company also issued Series A Warrants to purchase an aggregate of 188,047 shares of Common Stock to a former shareholder of DRC in connection with the Merger. The Series A Warrants were issued with similar terms to the Series B Warrants. The Series A Warrants were cancelled in accordance with their terms upon the repayment of the related Series A Notes in July 1996. See "Certain Transactions."


Paribas Warrants


       Upon consummation of the Merger and closing of the Credit Facility, the Company issued to Banque Paribas warrants (the "Paribas I Warrants") to acquire 438,028 shares of the Company's Common Stock at an exercise price of $4.3065 per share. The Paribas I Warrants expire on March 29, 2002. In connection with amendments to the Credit Facility at the time of the BEP Acquisition, the Company issued to Banque Paribas warrants to acquire 150,000 shares of Common Stock at an exercise price of $4.30 per share and 150,000 shares of the Company's

Common Stock at an exercise price of $6.45 per share (the "Paribas II Warrants" and together with the Paribas I Warrants the "Paribas Warrants"). The Paribas II Warrants expire on July 3, 2002.



BEP Warrant



       In conjunction with the issuance of the BEP Purchase Note as described below, the Company issued BEP Holdings, Inc., the seller of BEP, a Common Stock Purchase Warrant dated as of July 3, 1996 (the "BEP Warrant"), which will entitle BEP Holdings, Inc. to purchase that number of shares of the Company's Common Stock equal to (i) the total amount of principal and interest outstanding under the BEP Purchase Note on April 1, 1997, times (ii) one half of one percent of the number of shares of the Company's Common Stock outstanding on March 31, 1997, on a fully diluted basis (excluding shares issuable upon exercise of the BEP Warrant and employee stock options). The exercise price per share of the Common Stock underlying the BEP Warrant will be 80% of the lesser of (a) the fair market value of the Company's Common Stock on July 3, 1996, or (b) the fair market value of the Company's Common Stock on the date that is five business days following the publication of the Company's earnings release for the period ending March 31, 1997. The BEP Warrant becomes exercisable on October 1, 1997 and will expire on March 31, 2002. In the event that the Company repays the BEP Purchase Note in full on or before March 31, 1997, the BEP Warrant will automatically be cancelled at the time of repayment. In the event that all or a portion of the principal of the BEP Purchase Note is repaid on or after April 1, 1997, but on or prior to September 30, 1997, the Company may elect to redeem all or a portion of the BEP Warrant from BEP Holdings, Inc. at a redemption price of $0.25 per share issuable upon exercise of the BEP Warrant.


UNIT PURCHASE OPTIONS


       Holders of an aggregate of 4.9812 Unit Purchase Options may purchase units consisting of 26,484 shares of Common Stock, as adjusted, and Unit Warrants to purchase 7,795 shares of Common Stock, as adjusted. The Unit Purchase Options may be exercised at a price of $165,000 per unit, or $6.23 per share of Common Stock, until October 18, 1997. The Unit Warrants will entitle the holders thereof to purchase shares of Common Stock at an exercise price of $6.00 per share until October 18, 1997. An aggregate of 131,920 shares of Common Stock and Unit Warrants to purchase an aggregate of 38,826 shares of Common Stock are issuable upon exercise of the Unit Purchase Options.



SERIES B NOTES


General


         There are currently outstanding $18,250,000 in aggregate principal amount of the Company's Series B 13% Subordinated Notes due 2003. The Series B Notes were issued to certain of the former shareholders of DRC in connection with the Merger. See "Certain Transactions." The Series B Notes were issued pursuant to an indenture, dated as of March 29, 1996, between the Company and State Street Bank and Trust Company, Boston, Massachusetts, as trustee (the "Trustee"), as subsequently amended by a supplemental indenture dated July 3, 1996 (the indenture and supplemental indenture together referred to as the "Indenture"). The terms of the Indenture are governed by certain provisions contained in the Trust Indenture Act of 1939, as amended. The Series B Notes are unsecured obligations of the Company, issued only in fully registered form without coupons in denominations of $1,000 and integral multiples thereof.



       An aggregate of $6,000,000 of Series A Notes were issued at the same time as the Series B Notes. The Series A Notes generally were senior to the Series A Notes. The Series A Notes were redeemed in connection with the BEP Acquisition. See "Certain Transactions."

Interest Payments and Maturity


         Interest on the Series B Notes is payable semi-annually to the registered holders of such notes commencing September 29, 1996 and continuing every March 29 and September 29 thereafter until March 29, 2003, at which time all principal and any unpaid and accrued interest will be due. Interest on the Series B Notes is computed on the basis of a 360-day year of twelve 30-day months. Payments of principal and interest will be made by mail to the registered address of the respective holders of the Series B Notes.


Subordination


         The payment of the principal of and interest on, and all premiums, fees, costs, expenses, and liabilities arising under and in connection with, the Series B Notes is subordinated and subject in right of payment, to the extent set forth in the Indenture, to the prior payment in full of all senior indebtedness of the Company, including the Credit Facility, as defined under the Indenture. In addition, the payment of the principal of or interest on the Series B Notes is subordinated, to the extent and in the manner provided in the Intercreditor Agreement (as defined below), to the prior payment in full, in cash, of the BEP Purchase Note. Pursuant to the terms of the Indenture, as well as an intercreditor agreement among the Company, the Trustee, and certain of the holders of the Series B Notes (the "Intercreditor Agreement"), holders of the Series B Notes may not enforce remedies under the Series B Notes unless the holders of Series B Notes have given the holders of the BEP Purchase Note written notice at least 30 days prior to taking any action to enforce any remedies with respect to the Series B Notes and no "Standstill Period" (as defined) is continuing. A "Standstill Period," as defined in the Intercreditor Agreement, will be a period of up to 180 days commencing on the date the Company receives a written notice of the imposition of the Standstill Period from a representative appointed by the holders of the BEP Purchase Note. The Intercreditor Agreement also provides that, at any time prior to repayment in full of the BEP Purchase Note, any modification, amendment, termination, extension or waiver of any provision of the BEP Purchase Note that is identical or substantially identical to any provision of the Indenture or Series B Notes (a "Parallel Provision") will automatically modify, amend, terminate, extend, or waive the Parallel Provision. In addition, any forebearance by the holders of the BEP Purchase Note of any provision in the BEP Purchase Note will automatically result in an identical forebearance of the Parallel Provision. However, no such modification, amendment, waiver or forebearance will be effective as to the Parallel Provision if it would (a) decrease the principal amount of Series B Notes, or (b) decrease the interest rate payable on or in respect of the Series B Notes.


Optional Redemption


         The Company, at its option, may redeem the Series B Notes in whole or in part at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, at any time prior to March 29, 1999. In addition, the Company, at its option, may redeem the Series B Notes in whole or in part at any time after March 29, 1999 at the redemption prices (expressed as percentages of the outstanding principal amount) set forth in the table below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month periods beginning on the dates indicated in the table below:



DATE                                              PERCENTAGE
----                                              ----------
March 29, 1999.................................      103%
March 29, 2000.................................      102%
March 29, 2001.................................      101%
March 29, 2002.................................      100%



         The Credit Facility, the Indenture, and the Intercreditor Agreement prohibit the Company from making an optional redemption of Series B Notes, however, so long as the BEP Purchase Note remains outstanding. Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days but not more than 60 days prior to the date fixed for redemption, to each holder whose Series B Notes are to be redeemed at the last address for such holder then shown on the registry books. If less than all of the Series B Notes are redeemed, the Company will be required to redeem such notes in compliance with the requirements of the principal national securities exchange or over-the-counter market, if any, on which the Series B Notes are listed or, if the Series B Notes are not listed on a securities exchange or over-the-counter market, on a pro rata basis. If any Series B Note is to be redeemed in part only, the notice of redemption that relates to such Series B Note will state the portion of the principal amount thereof to be redeemed. A new Series B Note in principal amount equal to the unredeemed portion thereof will be issued to the holder thereof as soon as practicable upon receipt by the Company of each original Series B Note for cancellation.


Mandatory Redemption


         Upon the occurrence of certain equity issuances, the Indenture requires the Company, if and to the extent permitted by the Credit Facility and subject to the subordination provisions of the Indenture, to commence an offer to redeem the maximum principal amount of Series B Notes that may be redeemed with a specified portion of the proceeds of such equity issuance, at the then-current redemption price plus accrued and unpaid interest to the redemption date. In the event that the Company is prohibited by the Credit Facility or any other credit agreement from redeeming Series B Notes with such proceeds, the Company will be required to promptly use all such proceeds to permanently reduce outstanding senior indebtedness, as defined in the Indenture. To the extent that any proceeds remain after prepayment of all senior indebtedness and redemption of all Series B Notes tendered for redemption pursuant to the redemption offer, the Company may use the remaining amount for any purpose not prohibited by the Indenture. The Credit Facility, the Indenture, and the Intercreditor Agreement prohibit the Company from redeeming any Series B Notes as a result of an equity issuance, however, so long as the BEP Purchase Note remains outstanding.



BEP PURCHASE NOTE



         The BEP Purchase Note is an unsecured obligation of the Company and is subordinate to all of the Company's senior indebtedness, as defined in the BEP Purchase Note, including the Company's borrowings under the Credit Facility. The BEP Purchase Note bears interest at 12% per annum, subject to adjustment as described below if the note is not paid by March 31, 1997. Interest on the BEP Purchase Note will accrue from July 3, 1996 to March 31, 1997, at which time any accrued but unpaid interest will be added to the outstanding principal on the BEP Purchase Note. The Company will then pay all accrued interest on the BEP Purchase Note on each June 30, September 30, December 31, and March 31, beginning on June 30, 1997. The BEP Purchase Note will mature on March 31, 2002.



         To the extent permitted by the Credit Facility and an intercreditor agreement between Banque Paribas and BEP Holdings, Inc., the Company, at its option, may repay all or any portion of the amount outstanding under the BEP Purchase Note at any time without premium or penalty. The BEP Purchase Note also requires the Company to use its best efforts to repay all or a portion of the amount outstanding under such note on or before March 31, 1997 and June 30, 1997, respectively, by making certain borrowings as permitted under the Credit Facility or by utilizing cash or other investments in excess of working capital needs as permitted under the BEP Purchase Note and the Credit Facility. In the event that (i) the Company makes a request for borrowings under the Credit Facility to repay all or a portion of the BEP Purchase Note and, at the time of the request, is in compliance with the requirements of the Credit Facility with respect to such request, and (ii) Banque Paribas denies, does not consent to, or otherwise prohibits such borrowings, then the interest payable under the BEP Purchase Note will be adjusted to 14% per annum retroactive to January 1, 1997. In addition to the prepayment requirements described above, the BEP Purchase Note requires the Company to repay all or a portion of the amount outstanding under such note in the event of certain "Equity Issuances" or a "Change of Control," as those terms are defined in the BEP Purchase Note.



         The BEP Purchase Note contains certain other customary provisions with respect to representations, warranties, covenants, reporting requirements, and events of default. The BEP Purchase Note also contains certain provisions that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, pay certain dividends or make certain distributions on their respective capital stock, repurchase shares of their respective capital stock, make or hold certain investments, or make asset acquisitions or sales.


CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         No gain or loss will be recognized by a holder of any of the Selling Shareholders' Warrants or Unit Purchase Options on the purchase of a share of Common Stock for cash on exercise of the warrant or option. The adjusted basis of a share of Common Stock received upon exercise of a warrant or option will equal the sum of the holder's tax basis in the exercised warrant or option and the exercise price. The tax holding period for the shares of Common Stock so acquired will commence on the date the shares are purchased upon exercise of the warrant or option and will not include the period during which the warrant or option was held.

         All gains or losses recognized upon the sale or exchange of Common Stock, Selling Shareholders' Warrants, or Unit Purchase Options generally will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the holder has held the security for more than one year.

         The anti-dilution provisions of the Selling Shareholders' Warrants and Unit Purchase Options require that the number of shares of Common Stock purchasable upon exercise of warrants or options or the exercise price of the warrants or options will be adjusted in the event of certain transactions. As to certain types of adjustments, holders of warrants or options may be deemed to have received a constructive distribution that may be taxable as a dividend under Sections 301 and 305 of the Internal Revenue Code of 1986, as amended.

CERTAIN PROVISIONS OF THE COMPANY'S RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS; CERTAIN PROVISIONS OF GEORGIA LAW


         The Company's Restated Articles of Incorporation and Amended and Restated Bylaws contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of the Company that is not approved by the Company's Board of Directors. These provisions include (i) prohibitions on the right of shareholders to remove directors other than for cause and by the affirmative vote, at a shareholders' meeting for which notice of such purpose was given, of at least 75% of the votes entitled to vote in the election of such directors; (ii) restrictions on the right of shareholders to call a special meeting of shareholders; (iii) the requirement that actions taken by written consent of shareholders be signed by holders of not less than 75% of the votes that would be entitled to vote on such actions in lieu of a meeting; (iv) the right of the Company's Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of the Company, as well as the communities in which the offices or other establishments of the Company are located, in addition to the interests of the Company and its shareholders, in discharging its duties and determining what is in the Company's best interests; (v) the requirement that certain provisions of the Restated Articles of Incorporation and Amended and Restated Bylaws may be amended only by a supermajority vote of shareholders; and (vi) a provision making applicable to the Company provisions authorized by the GBCC relating to certain business combinations.



         The Amended and Restated Bylaws make applicable to the Company certain provisions of the GBCC relating to business combinations with interested shareholders, as such persons are defined in the GBCC (the "Corporate Takeover Provisions"). The Corporate Takeover Provisions are designed to encourage any person, before acquiring 10% or more of the Company's voting shares, to seek approval of the Company's Board of Directors of the terms of any contemplated business combination. The Corporate Takeover Provisions will prevent certain business combinations with an interested shareholder for a period of five years from the time that such shareholder became an interested shareholder unless (a) prior to the time such shareholder became an interested shareholder the Company's Board of Directors approved either the business combination or the merger that resulted in the shareholder becoming an interested shareholder, (b) in the merger that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting shares of the Company, excluding shares owned by the Company's officers, directors, affiliates, subsidiaries, and certain employee stock plans, or (c) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of the

Company's outstanding voting shares and the business combination was approved by the holders of a majority of the Company's voting shares, excluding from said vote the shares owned by the interested shareholder or by the Company's officers, directors, affiliates, subsidiaries, and certain employee stock plans.

         The Amended and Restated Bylaws also make applicable to the Company provisions (the "Fair Market Provisions") authorized by the GBCC which provide that, unless the consideration to be received in a business combination with an interested shareholder equals the fair market value of the property exchanged, as formulated in the Fair Market Provisions, and the interested shareholder will receive no benefit from the merger except proportionately as a shareholder, the business combination must either be (1) approved by the unanimous vote of the continuing directors, provided there are at least three such continuing directors, or (2) recommended by at least two-thirds of the continuing directors and approved by the holders of a majority of the Company's voting shares, excluding from said vote the shares owned by an interested director who is, or whose affiliate is, a party to the business combination.

REGISTRATION RIGHTS


         In connection with the Merger, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with each of the former shareholders of DRC under which they have certain registration rights with respect to the Common Stock issued in connection with the Merger and the shares of Common Stock issuable upon the exercise of the Series B Warrants. In July 1996, the Company also agreed that the 250,000 shares of its Common Stock issued to BancBoston in connection with the redemption of the Series A Notes would be covered by the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, upon the request of either BancBoston or the holders of at least 50% of the securities subject to registration, the Company will be required to register all or a portion of such persons' securities. The former shareholders of DRC will be entitled to require the Company to effect an aggregate of three such registrations. However, the Company will be required to effect only one such registration in each 12-month period beginning on March 29, 1996. In addition, if at any time the Company proposes to file a registration statement on its behalf or on behalf of any of its other security holders, the former shareholders of DRC will be entitled to include their shares of Common Stock in that registration statement. Pursuant to such right, BancBoston has elected to have all of its shares of Common Stock included in the Registration Statement of which this Prospectus forms a part. The rights of the former DRC shareholders to have shares registered pursuant to the Registration Rights Agreement are subject to certain limitations, including customary underwriter's cutbacks and the terms of certain lockup agreements. See "Description of Securities - Shares Eligible for Future Sale."



         In connection with the BEP Warrant, the Company entered into a registration rights agreement (the "BEP Registration Rights Agreement") with BEP Holdings, Inc. pursuant to which BEP Holdings, Inc. has certain demand and piggyback registration rights with respect to the Common Stock issuable upon the exercise of the BEP Warrant. BEP Holdings, Inc.'s rights to have shares registered pursuant to the BEP Registration Rights Agreement are subject to certain limitations, including certain "blackout periods" that may be imposed by the Company and customary underwriter's cutbacks.



         In September 1993, the Company issued to the Levy Investors warrants to purchase 228,125 shares of Common Stock. Such warrants were exercised in July 1995 at a price of $0.02 per share. See "Certain Transactions." The Company currently is obligated to register the shares of Common Stock that were issued upon exercise of such warrants and is obligated to obtain the consent of the Levy Investors prior to filing a registration statement that does not include such investors' shares. In March 1994, the Company issued 40,000 shares of Common Stock to Frank Regas in exchange for cash, an ownership interest in the Rudy's Franchisor, and an assignment of Mr. Regas' rights under a development agreement with the Rudy's Franchisor. See "Certain Transactions." The Company currently is obligated to register such shares. The Registration Statement of which this Prospectus forms part is intended to satisfy the Company's obligations to register the shares held by the Levy Investors and Mr. Regas.


         In connection with its initial public offering, the Company issued to the representatives of the underwriters Representatives Warrants to purchase 290,000 shares of Common Stock at an exercise price of $6.00 per share.

Holders of a majority of the Representatives Warrants have the right to demand one registration as well as piggyback registration rights with respect to the shares of Common Stock underlying such warrants. The holders of the Paribas Warrants, the other outstanding Selling Shareholders' Warrants, and the Unit Purchase Options have certain registration rights with respect to the shares of Common Stock underlying such warrants or options. These registration rights generally require the holders of a majority in interest of the respective warrants or options to request a registration. Certain of the warrants also include piggyback registration rights with respect to the underlying shares of Common Stock. The Registration Statement of which this Prospectus forms a part is intended to satisfy the Company's obligations to register the shares of Common Stock underlying the Selling Shareholders' Warrants and Unit Purchase Options.


REGISTRAR AND TRANSFER AGENT

         The registrar and transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company in New York, New York.

SHARES ELIGIBLE FOR FUTURE SALE


         There were 13,399,277 shares of Common Stock outstanding as of October 31, 1996. Of these shares, approximately 11,273,000 shares are freely transferable without restriction under the Securities Act, unless they are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act and as such may be subject to the volume and other resale limitations described below.



         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (approximately 13,399 shares as of October 31, 1996) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not an affiliate, has not been an affiliate of the Company at any time during the 90 days preceding a sale, and who beneficially owns restricted securities with respect to which at least three years have elapsed since the later of the date on which the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to the requirements described above.



         In connection with the Merger, the Company issued 6,937,500 shares of Common Stock to the former shareholders of DRC. Such shares generally are freely tradeable pursuant to Rule 145 under the Securities Act unless held by an affiliate, in which case such shares will be subject to the volume and manner of sale restrictions under Rule 144. In connection with the Merger, Jack M. Lloyd and William J. Howard each entered into a lock-up agreement with the Company, pursuant to which they agreed not to sell or otherwise transfer shares of Common Stock received in the Merger until the earlier of (i) March 29, 1998, or (ii) the day following the consummation of a financing pursuant to which all outstanding Series B Notes are redeemed. The lock-up agreements also provide that, in the event that the financing involves a public offering of Common Stock or securities convertible into Common Stock, Messrs. Lloyd and Howard will not sell their shares of Common Stock for an additional six-month period. These former shareholders of DRC have certain registration rights with respect to the Common Stock issued to them upon consummation of the Merger or upon exercise of the Series B Warrants, subject to the lockup agreements described above. See "Description of Securities - Registration Rights."



       Holders of the BEP Warrant, Paribas Warrants, Selling Shareholders' Warrants, and Unit Purchase Options have certain registration rights with respect to the shares underlying such warrants and options. See "Description of Securities - Registration Rights."



         The Company has filed registration statements under the Securities Act to register for offer and sale the shares of Common Stock reserved for issuance pursuant to the exercise of outstanding employee stock options and

`stock options that may be granted under the 1992 Plan and 1995 Plan. See "Management - Stock Option Plans." Shares issued upon exercise of stock options granted pursuant to the Company's stock option plans generally will be eligible for sale in the public market, except that affiliates of the Company will continue to be subject to volume limitations.




                              PLAN OF DISTRIBUTION



         The Company is registering hereby 4,660,540 shares of Common Stock currently outstanding or issuable to the Selling Shareholders upon exercise of Selling Shareholders' Warrants and Unit Purchase Options, all of which shares may be sold from time to time by the Selling Shareholders. The Company has granted registration rights to certain of the holders of the Selling Shareholders' Warrants and Unit Purchase Options and to certain of the other Selling Shareholders, which the Registration Statement of which this Prospectus forms a part is intended to satisfy. Each Selling Shareholder may use this Prospectus as updated from time to time to offer the shares of Common Stock for sale in transactions in which the Selling Shareholder is or may be deemed to be an underwriter within the meaning of the Securities Act. The Company will not receive any proceeds from the sale of any shares of Common Stock by the Selling Shareholders. The Company will not pay any compensation to an NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of Common Stock offered hereby will be borne by the holders thereof.


         Each currently outstanding share of Common Stock being registered hereby and each share of Common Stock issued upon exercise of the Selling Shareholders' Warrants or Unit Purchase Options may be sold by the holder thereof in transactions that are exempt from registration under the Securities Act or so long as the Registration Statement of which this Prospectus forms a part is effective under the Securities Act, and so long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the issuance or resale of such shares. The Selling Shareholders, in addition to selling pursuant to the Registration Statement of which this Prospectus is a part, also may sell under Rule 144 as promulgated under the Securities Act, if applicable. See "Description of Securities - Shares Eligible for Future Sale."

         The Selling Shareholders also may pledge the shares of Common Stock being registered for resale hereby to NASD broker/dealers (each a "Pledgee") pursuant to the margin provisions of each Selling Shareholder's customer agreements with such Pledgees. Upon default by a Selling Shareholder, the Pledgee may offer and sell shares of Common Stock from time to time as described above.


                                     EXPERTS

         The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Transition Report on Form 10-K for the year ended December 27, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL OPINIONS

         The legality of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         As a result of the reverse purchase accounting treatment described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Basis of Presentation," the Company determined that it was in its best interests that Deloitte & Touche LLP ("Deloitte & Touche"), DRC's independent public accountants prior to the Merger, serve as the Company's independent public accountants following the Merger. Accordingly, effective April 29, 1996, the Company ceased its client-auditor relationship with KPMG Peat Marwick LLP ("Peat Marwick") and on April 29, 1996, the Company retained Deloitte & Touche as its independent public accountants. The change in independent public accountants was approved by the Board of Directors of the Company, including all of the members of the Audit Committee of the Board of Directors.


         Peat Marwick's report on the financial statements of AFR, which are not incorporated by reference herein, for the years ended September 28, 1994 and September 27, 1995 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the two audits for the years ended September 28, 1994 and September 27, 1995, and subsequently to April 29, 1996, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Peat Marwick, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Prior to retaining Deloitte & Touche, no discussions took place between the Company and Deloitte & Touche regarding the application of accounting principles or the type of opinion that might be rendered on the Company's financial statements since the historical financial statements of DRC, as audited by Deloitte & Touche, will be the continuing historical financial statements of the Company. The Company has authorized Peat Marwick to respond fully to inquiries from Deloitte & Touche.



                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits which are a part thereof, which may be obtained upon request to the Commission and the payment of the prescribed fee. Material contained in the Registration Statement may be examined at the Commission's Washington, D.C. office and copies may be obtained at the Commission's Washington, D.C. office upon payment of prescribed fees. Statements contained in this Prospectus are not necessarily complete, and in each case reference is made to the copy of such contracts or documents filed as an exhibit to the Registration Statement, each such statement being qualified by this reference.

                                OTHER INFORMATION

       DENNY'S, INC. IS NOT SELLING, OFFERING FOR SALE OR UNDERWRITING ALL OR ANY PART OF THE COMMON STOCK OFFERED HEREBY. DENNY'S, INC. DOES NOT ENDORSE OR MAKE ANY RECOMMENDATIONS WITH RESPECT TO THIS OFFERING. NEITHER THE OFFERING NOR THE CONTENTS OF THIS PROSPECTUS (AND, SPECIFICALLY, ANY FINANCIAL DATA CONTAINED OR INCORPORATED BY REFERENCE HEREIN) HAVE BEEN APPROVED OR ENDORSED BY DENNY'S, INC. AND DENNY'S, INC. ASSUMES NO OBLIGATION TO ANY INVESTOR IN CONNECTION WITH THIS OFFERING OR THE ACCURACY OR ADEQUACY OF ANY PORTION OF THIS PROSPECTUS.

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OR ON BEHALF OF THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SHARES COVERED BY THIS PROSPECTUS IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                                                           Page
Available Information.................................       2
Incorporation of Certain Information
 by Reference.........................................       2
Prospectus Summary....................................       3
Risk Factors..........................................       6
Use of Proceeds.......................................      13
Dividends.............................................      13
Capitalization........................................      14
Price Range of Common Stock...........................      15
Selected Historical Consolidated Financial Data.......      16
Unaudited Condensed Consolidated Pro Forma
 Statements of Operations.............................      17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...........................................      21
Business..............................................      29
Properties............................................      47
Management............................................      48
Certain Transactions..................................      58
Principal and Selling Shareholders....................      62
Description of Securities.............................      65
Plan of Distribution..................................      73
Experts...............................................      73
Legal Opinions........................................      73
Changes in and Disagreements with
Accountants on Accounting and
Financial Disclosure..................................      74
Additional Information................................      74
Other Information.....................................      74

================================================================================



================================================================================



                              4,660,540 SHARES OF
                                  COMMON STOCK


                                DENAMERICA CORP.


                                 --------------
                                   PROSPECTUS
                                 --------------



                                     , 1996

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


         The following table sets forth the expenses payable by the Registrant in connection with the offering described in the Registration Statement. All of the amounts shown are estimates except for the registration fees:



                                                            Amount to be Paid
                                                            -----------------
Registration Fee..........................................      $7,475.14
Accountants' Fees and Expenses............................      10,000.00
Legal Fees and Expenses...................................      40,000.00
Printing and Engraving Expenses...........................      10,000.00
Blue Sky Filing Fees and Expenses.........................       1,000.00
Miscellaneous Fees........................................       6,524.86
                                                                ---------
  Total...................................................     $75,000.00
                                                               ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VI of the Registrant's Restated Articles of Incorporation contains the following provisions:

         Section 6.1 "No director of the Corporation shall have personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability: (i) for any appropriation, in violation of the director's duties, of any business opportunity of the Corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or (iv) for any transaction from which the director received an improper personal benefit.

         Section 6.2 Neither the amendment nor repeal of this Article, nor the adoption of any provision of the Articles of Incorporation of the Corporation inconsistent with this Article, shall eliminate or adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment, repeal or adoption of an inconsistent provision.

         Section 6.3 If the Georgia Business Corporation Code is amended to authorize the further limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Georgia Business Corporation Code, as amended."

         Section 14-2-851 of the Georgia Business Corporation Code provides that a corporation may indemnity of its directors and officers against civil and criminal liabilities. Directors and officers may be indemnified against expenses if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, if they had no reasonable cause to believe their conduct was unlawful. A director or officer may be indemnified against expenses incurred in connection with a derivative suit if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. The statutory indemnification is not exclusive of any rights provided by any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

         Article IX of the Registrant's Amended and Restated Bylaws sets forth the extent to which the Registrant's directors and officers may be indemnified against liabilities which they may incur while serving in such capacities. Such indemnification will be provided to the full extent permitted and in the manner required by the Georgia

Business Corporation Code. Pursuant to these provisions, the directors and officers of the Registrant will be indemnified against any losses incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant or served with another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant. In addition, the Registrant will provide advances for expenses incurred in defending any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such advances if it is ultimately determined that he is not entitled to indemnification by the Registrant.


         The Registrant has entered into indemnification agreements with certain directors and executive officers pursuant to the foregoing provisions of its Amended and Restated Bylaws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 16.  EXHIBITS


EXHIBIT NO                             DESCRIPTION OF EXHIBIT


    2.1 Amended and Restated Agreement and Plan of Merger, dated as of August 9, 1995, between American Family Restaurants, Inc. and Denwest Restaurant Corp. Included herein as Annex A to the Proxy Statement/Prospectus.(1)
    2.2 Amended and Restated Agreement and Plan of Reorganization by and among Great Southeastern Restaurants, Inc., Jerry's Licensing Corp., Great Restaurants of the Midsouth, Inc., Great American Restaurants, Inc., JLC Acquisition Corp., GRM Acquisition Corp., and GAR Acquisition Corp., entered into as of May 25, 1992.(2)
    2.3 Articles of Merger of Great Midwestern Restaurants, Inc., Great Restaurants of the Midsouth, Inc., Jerry's Licensing Corp., AFR Acquisition Corp., Inc., Florida Family Restaurants, Inc. and McFadden Metz Leased Restaurants, Inc. into American Family Restaurant, Inc.(1)
    2.4 List of Schedules to Amended and Restated Agreement and Plan of Merger, dated as of August 9, 1995, between American Family Restaurants, Inc. and Denwest Restaurant Corp.(1)
    2.5 Stock Purchase Agreement dated May 31, 1996, between BEP Holdings, Inc. and DenAmerica Corp.(3)
    3.1 Articles of Restatement of the Articles of Incorporation of American Family Restaurants, Inc. and Articles of Amendment thereto.(2)
    3.2           Amended and Restated Bylaws of American Family Restaurants,
                  Inc.(4)
    3.3 Certificate of Merger of Denwest Restaurant Corp. into American Family Restaurants, Inc.(5)
    4.1 Form of Indenture between DenAmerica Corp. and State Street Bank and Trust Company, as trustee, relating to the Series A Notes (including the Form of Series A Note).(5)
    4.2 Form of Indenture between DenAmerica Corp. and State Street Bank and Trust Company, as trustee, relating to the Series B Notes (including the Form of Series B Note).(5)
    4.3           Form of Series A Common Stock Purchase Warrant.(2)
    4.4           Form of Series B Common Stock Purchase Warrant.(2)
    4.5 Common Stock Purchase Warrant dated March 29, 1996, issued to Banque Paribas.(5)
    4.6 Supplemental Indenture (Series B Notes) between DenAmerica Corp. and State Street Bank and Trust Company, as trustee(3)
    4.7 Common Stock Purchase Warrant dated July 3, 1996, issued to BEP Holdings, Inc.(3)
    4.8 Common Stock Purchase Warrant dated July 3, 1996, issued to Banque Paribas(3)
    5.1           Opinion of O'Connor, Cavanagh, Anderson, Killingsworth &
                  Beshears, P.A.
    8.1 Opinion of Troy & Gould Professional Corporation with respect to certain Federal income tax consequences of the Merger of Denwest Restaurant Corp. with American Family Restaurants, Inc.(1)

    8.2 Opinion of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, P.A. with respect to certain Federal income tax consequences of the Merger of Denwest Restaurant Corp. with American Family Restaurants, Inc.(1)
    9.1           Voting Agreement, dated August 9, 1995, by and between Jeffrey
                  D. Miller and Denwest Restaurant Corp.(1)
    9.2 Form of Voting Agreement to be entered into between American Family Restaurants, Inc. and certain of the shareholders of Denwest Restaurant Corp.(1)
    10.1          American Family Restaurants, Inc. 1992 Stock Option Plan.(2)
    10.1A American Family Restaurants, Inc. Amended and Restated 1992 Stock Option Plan.(2)
    10.2          American Family Restaurants, Inc. Directors Stock Option
                  Plan.(2)
    10.3 Purchase Agreement by and between L-K Restaurants & Motels, Inc. and L-K Restaurants, Inc., dated March 26, 1986.(2)
    10.4 Adjustable Rate Note in the principal amount of $170,000 payable by Jeffrey D. Miller and Vickie A. Miller to State Savings Bank, Marion, Ohio, dated February 1, 1988.(2)
    10.5 Asset Purchase Agreement by and between Great Southeastern Restaurants, Inc. and Restaurant Associates of Southeast, Inc., dated October 17, 1989.(2)
    10.6 Installment Note payable by Great Southeastern Restaurants, Inc. to Sanwa Business Credit Corporation in the original principal amount of $2,354,975, dated November 30, 1989.(2)
    10.7 Loan Modification Agreement, made as of November 21, 1990, by and among Sanwa Business Credit Corporation, Southeastern Restaurants, Inc., and Great Southeastern Restaurants, Inc., whereby Great Southeastern Restaurants, Inc. assumed $1,004,635 of indebtedness due to Sanwa Business Credit Corporation, including First Amendment thereto, dated October 9, 1991.(2)
    10.7A Security Agreement by and between Great Southwestern Restaurants, Inc. and Sanwa Business Credit Corporation, dated November 30, 1989, Master Security Agreement, dated November 21, 1990 and Amendments thereto, dated May 13, 1994 and August 30, 1994.(2)
    10.8 Agreement for Purchase of Assets by and between Great Restaurants of the Midsouth, Inc. and Jerrico, Inc., dated April 16, 1990.(2)
    10.9 Letter Agreement by and among Denny's, Inc., Great Restaurants of the Midsouth, Inc., Jerry's Licensing Corp., Midsouth Family Restaurants Joint Venture and Midsouth Family Restaurants Real Estate Joint Venture, dated July 18, 1990, with respect to the conversion of Denny's restaurants.(2)
    10.10 Joint Venture Agreement of Midsouth Family Restaurants Joint Venture, effective as of June 28, 1990, and entered into July 19, 1990, by and between Midsouth Foods I Joint Venture and Midsouth Foods II Joint Venture, including First Amendment thereto, dated June 17, 1992.(2)
    10.11 Joint Venture Agreement of Midsouth Foods I Joint Venture, effective as of June 28, 1990, and entered into July 19, 1990 by and between Great Restaurants of the Midsouth, Inc. and Midsouth Foods I, Ltd., including First Amendment thereto, dated June 17, 1992.(2)
    10.12 Joint Venture Agreement of Midsouth Foods II Joint Venture, effective as of June 28, 1990, and entered into July 19, 1990, by and between Great Restaurants of the Midsouth, Inc. and Midsouth Foods II, Ltd., including First Amendment thereto, dated June 17, 1992.(2)
    10.13 Management Agreement, entered into July 19, 1990, effective as of June 28, 1990, by and among Midsouth Family Restaurants Joint Venture, Great Restaurants of the Midsouth, Inc., and Great American Restaurants, Inc., including First Amendment thereto, dated June 1992.(2)
    10.14 Contract for Sale and Purchase by and between Southeastern Restaurants, Inc. and Great Southeastern Restaurants, Inc., dated October 29, 1990.(2)
    10.15 Mortgage Note payable in the principal sum of $435,000 by Midsouth Family Restaurants Joint Venture to Brock & Company, Inc., dated December 26, 1990. (Note was later negotiated to $50,000, as evidenced by payment schedule attached to note.)(2)
    10.16 Promissory Note in the principal sum of $1,000,000 payable by Midsouth Family Restaurants Joint Venture to General Electric Capital Corporation, dated November 12, 1991.(2)
    10.17 Master Lease Agreement, dated and effective as of December 9, 1991, by and between General Electric Capital Corporation and Midsouth Family Restaurants Joint Venture, including schedules thereto.(2)

    10.18 Promissory Note in the sum of $185,000 payable by American Family Restaurants, Inc. to Walter F. Demming, dated March 1, 1992.(2)
    10.19 Stock Redemption Agreement by and between Great Midwestern Restaurants, Inc., Jeffrey D. Miller and Ronald C. Davis, dated June 17, 1992.(2)
    10.20 Promissory Note in the principal sum of $4,500,000 payable by Great Midwestern Restaurants, Inc. to Ronald C. Davis, dated July 1, 1992.(2)
    10.21 Placement agency agreement between Spencer Trask Securities, Incorporated and Great American Restaurants, Inc., dated July 17, 1992.(2)
    10.22 Warrant issued by Great American Restaurants, Inc. to Spencer Trask Securities, Incorporated for 21,292 shares of Common Stock, dated July 27, 1992. (American Family Restaurants, Inc. issued five additional warrants which are substantially identical in all material respects, except as to warrantholder and number of shares. The six warrants give rights to purchase a total of 48,000 shares of Common Stock.)(2)
    10.22A        Schedule of warrants substantially identical to Exhibit
                  10.22.(2)
    10.23 Joint Venture Agreement of Densouth Restaurants 11 Joint Venture, entered into September 4, 1992 and effective January 2, 1992, by and between Great Restaurants of the Midsouth, Inc. and Densouth Foods II, Ltd., including First Amendment thereto, dated September 4, 1992, and Amendment thereto, dated April 15, 1993.(2)
    10.24 Amended and Restated Promissory Note in the principal amount of $435,655 payable by McFadden Metz Restaurants, Inc. to Marriott Family Restaurants, Inc., dated December 1, 1992.(2)
    10.25 Amended and Restated Promissory Note in the principal amount of $914,487 payable by McFadden Metz Restaurant, Inc. to Marriott Family Restaurants, Inc., dated December 1, 1992.(2)
    10.26 Amended and Restated Promissory Note in the principal amount of $396,523 payable by McFadden Metz Restaurants, Inc. to Marriott Family Restaurants, Inc., dated December 1, 1992.(2)
    10.27 Amended and Restated Promissory Note in the principal amount of $396,299 payable by McFadden Metz Restaurants, Inc. to Marriott Family Restaurants, Inc., dated December 1, 1992.(2)
    10.28 Letter Agreement between Great American Restaurants, Inc. and Denny's, Inc., dated August 25, 1992, regarding reorganization.(2)
    10.29 Form of registration rights agreement covering the sale of the Series A Preferred Stock and warrants in the 1992 private placement. (Each such registration rights agreement is substantially identical in all material respects except as to date, number of shares and holder.) (2)
    10.29A Schedule of registration rights agreements substantially identical to Exhibit 10.29.(2)
    10.30 Form of warrant issued in connection with the 1992 private placement. (Each agreement is substantially identical in all material respects except as to the date, the holder and the number of shares subject to the warrant.)(2)
    10.30A        Schedule of warrants substantially identical to Exhibit
                  10.30.(2)
    10.31 Unit Purchase Option to purchase up to 2.2224 units at $165,000 per unit, by Great American Restaurants, Inc. to Spencer Trask Securities, Incorporated, dated December 31, 1992. (There are nine unit purchase options substantially identical in all material respects except as to number of units, and option holder.)(2)
    10.31A        Schedule of unit purchase options substantially identical to
                  Exhibit 10.31.(2)
    10.32 Warrant No. W-0527933 issued by Great American Restaurants, Inc. to Merl Trust for 33,333.33 shares of Common Stock, dated June 2, 1993. (Three additional warrants were issued and are substantially identical in all material respects except as to the warrantholder and the number of shares.)(2)
    10.32A        Schedule of warrants substantially identical to Exhibit
                  10.32.(2)
    10.33 Registration Rights Agreement between Great American Restaurants, Inc. and Merl Trust, dated June 2, 1993 covering warrants issued in connection with 9% subordinated notes. (Registration Rights Agreements entered into by other holders of warrants issued in connection with the 9% subordinated notes are substantially identical in all material respects except as to the name of the holder.)(2)
    10.33A Schedule of registration rights agreements substantially identical to Exhibit 10.33.(2)
    10.34 Stock Purchase Agreement by and among Great Midwestern Restaurants, Inc., Great American Restaurants, Inc., and the stockholders of McFadden Metz Restaurants, Inc., dated August 31, 1993.(2)
    10.35         License Agreement by and among Lance McFadden, PB Cafes, Inc.
                  and Great Midwestern Restaurants, Inc., entered into as of August 31, 1993.(2)
    10.36 Option and Escrow Agreement by and among McFadden Metz Leased Restaurants, Inc., Arthur 1. Meyer, Gail M. Asarch, Lance McFadden and John C. Metz and Great American Restaurants, Inc., Great Midwestern Restaurants, Inc. and Holland & Knight, dated September 2, 1993, including Amendment No. I thereto, entered into February 28, 1994.(2)
    10.37         Restaurant Option Agreement by and among Arthur I. Meyer, Gail
                  M. Asarch, Lance McFadden and John C. Metz and Great American Restaurants, Inc., executed August 31, 1993, including Amendment thereto, entered into February 28, 1994.(2)
    10.37A        Termination of Restaurant Option Agreement by and among Arthur
                  I. Meyer, Gail M. Asarch, Lance McFadden, John C. Metz and American Family Restaurants, Inc., executed July 14, 1994.(2)
    10.38 Amended and Restated Promissory Note in the principal sum of $1,834,980 payable by Great Midwestern Restaurants, Inc. and Great American Restaurants, Inc. to Arthur I. Meyer, Gail M. Asarch, Lance McFadden and John C. Metz, dated August 31, 1993 and executed February 24, 1994.(2)
    10.39 Restaurant Management Agreement by and between McFadden Metz Leased Restaurants, Inc. and Great American Restaurants, Inc. entered into September 2, 1993, including Amendment thereto, dated February 28, 1994.(2)
    10.40 Promissory Note in the principal sum of $156,000 payable by Great American Restaurants, Inc. and Great Midwestern Restaurants, Inc. to Lance McFadden, dated September 2, 1993.(2)
    10.41 Bond Purchase Agreement among Great American Restaurants, Great Midwestern Restaurants, Inc., O.T. Finance, S.A., The Elvire Levy Revocable Living Trust, The Lucien I. Levy Revocable Living Trust, Merl Trust and Michele Spycher, dated as of September 1, 1993.(2)
    10.42 Warrant No. W-14R-l by Great American Restaurants, Inc. to Merck, Finck & Co. for 8,811 (adjusted to 9,878) shares of Common Stock. (Additional warrants to purchase an aggregate of 88,097 (adjusted to 88,219) shares of Common Stock were issued and are substantially identical in all material respects except as to the issue date, the holder of record and the number of shares.)(2)
    10.42A        Schedule of warrants substantially identical to Exhibit
                  10.42.(2)
    10.43 10% Senior Bond No. R-1 issued by Great Midwestern Restaurants, Inc. in the sum of $2,000,000 due June 30, 1996 to O.T. Finance, S.A., dated September 1, 1993.(2)
    10.44 10% Senior Bond No. R-2 issued by Great Midwestern Restaurants, Inc. in the sum of $900,000 due June 30, 1996 to The Lucien 1. Levy Revocable Living Trust and The Elvire Levy Revocable Living Trust, dated September 1, 1993.(2)
    10.45 10% Senior Bond No. R-3 issued by Great Midwestern Restaurants, Inc. in the sum of $500,000 due June 30, 1996 to Merl Trust, dated September 1, 1993.(2)
    10.46 10% Senior Bond No. R-4 issued by Great Midwestern Restaurants, Inc. in the sum of $100,000 due June 30, 1996 to Michele Spycher, dated September 1, 1993.(2)
    10.46A Letter from Lucien I. Levy, dated June 14, 1994 waiving breach of 10% Senior Bond provisions.(2)
    10.47 Warrant No. W-1 issued by Great American Restaurants, Inc. to O.T. Finance, S.A. for 237,845 shares of Common Stock, dated September 1, 1993. (Three additional warrants were issued, and each is substantially identical in all material respects except as to the holder, the warrant number and the number of shares subject to the warrant.)(2)
    10.47A        Schedule of warrants substantially identical to Exhibit
                  10.47.(2)

    10.48 Registration Rights Agreement between Great American Restaurants, Inc. and O.T. Finance, S.A., The Lucien I. Levy Revocable Living Trust, The Elvire Levy Revocable Living Trust, Merl Trust and Michele Spycher, dated September 1, 1993.(2)
    10.48A        Agreement by and among American Family Restaurants, Inc., O.T.
                  Finance, S.A., The Elvire Levy Revocable Living Trust, The Lucien 1. Levy Revocable Living Trust, Merl Trust, Michele Spycher and Lucien I. Levy, dated September 1, 1994, amending Registration Rights Agreement.(2)
    10.49 Letter agreement between Spencer Trask Securities, Incorporated and Great American Restaurants, Inc., dated November 18, 1993.(2)
    10.50 Warrant No. W-5 issued by Great American Restaurants, Inc. to Spencer Trask Securities, Incorporated for 10,500 shares of Common Stock, dated November 18, 1993.(2)
    10.51 Warrant No. W-6 issued by Great American Restaurants, Inc. to John F. Steinmetz for 10,500 shares of Common Stock, dated November 18, 1993.(2)
    10.52 Asset Purchase Agreement by and among Great Restaurants of the Midsouth, Inc. and Midsouth Family Restaurants Real Estate Trust Venture, dated as of January 1994.(2)
    10.52A Amendment to Asset Purchase Agreement between Great Restaurants of the Midsouth, Inc. and Midsouth Family Restaurants Real Estate Joint Venture, dated July 22, 1994.(2)
    10.53 Agreement for Purchase and Sale of Partnership Interests by and among Great Restaurants of the Midsouth, Inc., Midsouth Foods I, Ltd., and Midsouth Foods II, Ltd., dated as of March 25, 1994.(2)
    10.53A Amendment to Agreement for Purchase and Sale of Partnership Assets among Great Restaurants of the Midsouth, Inc., Midsouth Foods I, Ltd. and Midsouth Foods II, Ltd., dated July 22, 1994.(2)
    10.54 Purchase Agreement between Denny's, Inc. and American Family Restaurants, Inc., dated as of March 31, 1994, with respect to a restaurant located in Texarkana, Arkansas. (American Family Restaurants, Inc. has eleven other purchase agreements which are substantially identical in all material respects except as to location of restaurants and purchase price.)(2)
    10.54A        Schedule of purchase agreements substantially identical to
                  Exhibit 10.54.(2)
    10.55 Amended and Restated Promissory Note in the principal sum of $3,940,000 payable by American Family Restaurants, Inc. to Denny's, Inc., dated June 13, 1994, and Note Modification Agreement, dated June 13, 1994.(2)
    10.55A Second Note Modification Agreement between American Family Restaurants, Inc. and Denny's, Inc., dated September 12, 1994.(2)
    10.55B Second Amended and Restated Note payable in the principal amount of $3,940,000 by American Family Restaurants, Inc., dated September 12, 1994.(2)
    10.56         Security Agreement between American Family Restaurants, Inc.
                  and Denny's, Inc., dated May 18, 1994.(2)
    10.56A Security Agreement by and between American Family Restaurants, Inc. and Denny's, Inc., dated September 12, 1994.(2)
    10.57 Assignment and Assumption Agreement between American Family Restaurants, Inc. and AFR Acquisition Corp., Inc., dated June 7, 1994.(2)
    10.58 Executive Employment Agreement between Great American Restaurants, Inc. and Jeffrey D. Miller, dated April 19, 1994.(2)
    10.59 Executive Employment Agreement between Great American Restaurants, Inc. and Haig V. Antranikian, dated April 19, 1994.(2)
    10.60 Form of Franchise Agreement between American Family Restaurants, Inc. and Denny's, Inc. (American Family Restaurants, Inc. has 78 franchise agreements which are substantially identical in all material respects except as to location of restaurants and date of agreement.)(2)
    10.60A Letter Agreement between American Family Restaurants, Inc. and Denny's, Inc., dated September 13, 1994, regarding change of control provisions.(2)
    10.60B Letter Agreement between American Family Restaurants, Inc. and Denny's, Inc., dated September 13, 1994, regarding non-compete provisions.(2)
    10.60A        Schedule of franchise agreements substantially identical to
                  Exhibit 10.60.(2)

    10.61 Rudy's Franchise Agreement for Tampa, Florida between Rudy's Country Store and Bar-B-Q, Inc. and Great American Restaurants, Inc., dated February 1994, including Addendum thereto, dated February 1994.(2)
    10.61A Letter from Rudy's Country Store and Bar-B-Q, Inc. to American Family Restaurants, Inc. regarding additional advertising expenditures, dated April 15, 1994.(2)
    10.61B Letter from Rudy's Country Store and Bar-B-Q, Inc. to American Family Restaurants, Inc., dated July 19, 1994.(2)
    10.62 Rudy's Development Agreement for Tampa, Florida between Rudy's Country Store and Bar-B-Q, Inc., and Great American Restaurants, Inc., dated February 1994, including Addendum thereto, dated February 1994. (American Family Restaurants, Inc. has five other development agreements which are substantially identical in all material respects except as to location of restaurant and development timetable.)(2)
    10.62A        Schedule of development agreements substantially identical to
                  Exhibit 10.62.(2)
    10.62B Letter from Rudy's Country Store and Bar-B-Q, Inc. to American Family Restaurant, Inc., dated September 13, 1994, amending Rudy's Development Agreements.(2)
    10.63 Assignment and Assumption Agreement among Frank Regas, Great American Restaurants, Inc. and Rudy's Country Store and Bar-B-Q, Inc., dated March 31, 1994.(2)
    10.64 Subscription Agreement between Great American Restaurants, Inc. and Frank Regas for 40,000 shares of Common Stock, dated March 31, 1994.(2)
    10.65 Form of Warrant Agreement between American Family Restaurants, Inc. and Fahnestock & Co. Inc. for 250,000 shares of Common Stock.(2)
    10.66 Stock Pledge and Assignment between American Family Restaurants, Inc., and Denny's, Inc., dated June 13, 1994.(2)
    10.67 Letter Agreement between CNL Group, Inc. and American Family Restaurants, Inc. regarding sale-leaseback transactions, dated August 18, 1994.(2)
    10.68 Letter Agreement from CNL Group, Inc. to American Family Restaurants, Inc., dated October 13, 1994, regarding the commitment letter.(2)
    10.69 Form of Letter regarding Proposed Amendment of Redeemable Warrants together with Registration Rights Agreement. (Letters and Registration Rights Agreements entered into by holders of warrants are substantially identical in all material respects except as to the name of the holder, the number of warrants and the expiration date of the warrants.)(1)
    10.70 Schedule of Letters regarding Proposed Amendment of Redeemable Warrants, together with Registration Rights Agreements, substantially identical to Exhibit 10.69 (included as Exhibit 10.30.A hereto).(1)
    10.71 Executive Employment Agreement between American Family Restaurants, Inc. and Edward Williams, dated July 12, 1995.(1)
    10.72 First Amended and Restated Executive Employment Agreement between American Family Restaurants, Inc. and Haig V. Antranikian, dated July 12, 1995.(1)
    10.73 Employment Agreement dated December 8, 1995 between American Family Restaurants, Inc. and William G. Cox.(1)
    10.74 Amendment No. 1 to Executive Employment Agreement between American Family Restaurants, Inc. and Jeffrey D. Miller.(1)
    10.75 Asset Purchase Agreement, dated as of September 8, 1995, by and among Fables-Innkeepers Management, Inc. and American Family Restaurants, Inc.(1)
    10.76 General Bill of Sale and Assignment of Assets, Properties and Business of Certain Restaurants, dated as of January 1, 1995, by and between DenGlass Foods Joint Venture and American Family Restaurants, Inc.(1)
    10.77 Credit Agreement by and among American Family Restaurants, Inc., Great Midwestern Restaurants, Inc., Great Restaurants of the Midsouth, Inc., AFR Acquisition Corp., Inc., Jerry's Licensing Corp., Florida Family Restaurants, Inc., McFadden Metz Leased Restaurants, Inc., The Provident Bank, as Agent and various lenders described therein, dated as of May 17, 1995.(1)
    10.78 Amendment to American Family Restaurants, Inc. Amended and Restated 1992 Stock Option Plan.(1)

    10.79 Letter Agreement, dated December 20, 1995, from American Family Restaurants, Inc. to Denny's, Inc. and Denwest Restaurant Corp.(1)
    10.80 Form of Registration Rights Agreement to be entered into between American Family Restaurants, Inc. and certain of the existing shareholders of Denwest Restaurant Corp.(1)
    10.81 Franchise Development Agreement, dated November 9, 1994, between Denny's, Inc. and Denwest Restaurant Corp.(1)
    10.82 Executive Employment Agreement, dated November 9, 1994, between Jack M. Lloyd and Denwest Restaurant Corp.(1)
    10.83 Executive Employment Agreement, dated November 9, 1994, between William J. Howard and Denwest Restaurant Corp.(1)
    10.84 Executive Employment Agreement, dated November 9, 1994, between William S. Leto and Denwest Restaurant Corp.(1)
    10.85 Executive Employment Agreement, dated as of November 9, 1994, between Todd S. Brown and Denwest Restaurant Corp.(1)
    10.86 Amended and Restated Joint Venture Agreement of Denwest Joint Venture between Denwest Corp. and Denwest Foods, Ltd. dated December 30, 1991.(1)
    10.87 Joint Venture Agreement of Denwest II Joint Venture between L&H Restaurant Corp. and Denwest Foods II, Ltd. dated December 30, 1991.(1)
    10.88 Secured Credit Agreement dated as of November 9, 1994, among Household Commercial Services, Inc., Household Commercial Financial Services, Inc., Denwest Restaurant Corp., L&H Restaurant Corporation, Wyden Restaurants, Inc., Phoenix Foods, Inc., Denwest Corporation, and Wytex Corporation.(1)
    10.89 Commitment Letter, dated as of January 5, 1996, by and among American Family Restaurants, Inc., Denwest Restaurant Corp. and Banque Paribas.(1)
    10.90 Intercreditor Agreement among DenAmerica Corp., certain holders of DenAmerica's Series B Notes, and State Street Bank and Trust Company.(5)
    10.91 Note Modification Agreement, dated as of May 12, 1995, by and among American Family Restaurants, Inc., Great Midwestern Restaurants, Inc., Jeffrey D. Miller, and Ronald C. Davis.(1)
    10.92 Credit Agreement dated as of February 29, 1996, among DenAmerica Corp., the Banks named therein, and Banque Paribas, as Agent (including the Form of Term Note, Form of Revolving Note, and Form of Delayed Draw Term Note).(5)
    10.92A Amended and Restated Credit Agreement dated as of July 3, 1996, among DenAmerica Corp., the Banks named therein, and Banque Paribas, as Agent(3)
    10.93 Security Agreement dated as of February 29, 1996, between DenAmerica Corp. and Banque Paribas, as Agent.(5)
    10.94 Form of Senior Intercreditor Agreement among Banque Paribas, as Agent, the holders of Series A Notes, and State Street Bank and Trust Company.(5)
    10.95 Stock Option Agreement dated March 29, 1996, between DenAmerica Corp. and William G. Cox.(5)
    10.96 Senior Subordinated Promissory Note dated July 3, 1996, in the principal sum of $15,000,000, payable by DenAmerica Corp. to BEP Holdings, Inc.(3)
    10.97 Registration Rights Agreement dated as of July 3, 1996, between DenAmerica Corp. and BEP Holdings, Inc.(3)
    10.98 Intercreditor Agreement among DenAmerica Corp., certain holders of DenAmerica's Series B Notes, and State Street Bank and Trust Company(3)
    10.99 Sale and Lease Agreement dated July 3, 1996, among FFCA Acquisition Corporation, Black-eyed Pea U.S.A., Inc., and Texas BEP, L.P.(3)
    10.100 Form of Lease dated July 3, 1996, between FFCA Acquisition Corp. and DenAmerica Corp.(3)
    10.101        Form of Sublease dated July 3, 1996, between DenAmerica Corp.
                  and Black-eyed Pea U.S.A., Inc.(3)
    10.102        Form of Sublease dated July 3, 1996, between DenAmerica Corp.
                  and Texas BEP, L.P.(3)
    10.103 Equipment Purchase Agreement and Bill of Sale dated July 3, 1996, between LH Leasing Company, Inc. and Black-eyed Pea U.S.A., Inc.(3)

    10.104 Equipment Purchase Agreement and Bill of Sale dated July 3, 1996, between LH Leasing Company, Inc. and Texas BEP, L.P.(3)
    10.105 Equipment Lease dated July 3, 1996, between LH Leasing Company, Inc. and DenAmerica Corp.(3)
    10.106 Equipment Sublease dated July 3, 1996, between DenAmerica Corp. and Black-eyed Pea, U.S.A., Inc.(3)
    10.107 Equipment Sublease dated July 3, 1996, between DenAmerica Corp. and Texas BEP, L.P.(3)
    10.108 Asset Purchase Agreement effective as of July 3, 1996, among Mid-American Restaurants, Inc., Haig V. Antranikian, and DenAmerica Corp.(3)
    10.109 Stock Option Agreement dated April 29, 1996, between DenAmerica Corp. and Todd S. Brown(8)
    11.1          DenAmerica Corp. Calculation of Earnings Per Share.(4)(7)
    12.1          DenAmerica Corp. Ratio of Income to Fixed Charges.(7)
    16.           Letter Re: Change in Certifying Accountant.(6)
    21.1          List of Subsidiaries of DenAmerica Corp.(2)
    23.1          Consent of Deloitte & Touche LLP.
    23.2          Consent of KPMG Peat Marwick LLP(3)
    25.1 Form T-1 statement of eligibility and qualification of State Street Bank and Trust Company relating to the Series A Notes.(1)
    25.2 Form T-1 statement of eligibility and qualification of State Street Bank and Trust Company relating to the Series B Notes.(1)
    99.1          Engagement Letter between American Family Restaurants, Inc.
                  and Montgomery Securities.(1)


---------------


(1) Incorporated by reference to the Exhibits to the Registrant's Registration Statement on Form S-4, No. 33-00216, and Amendment No. 1 thereto, as filed on January 10, 1996 and February 1, 1996, respectively.
(2) Incorporated by reference to the Exhibits to the Registrant's Registration Statement on Form S-1, File No. 33-80550, and Amendments 1-3 thereto, filed on June 22, 1994, September 16, 1994, October 13, 1994, and October 17, 1994, respectively.
(3) Incorporated by reference to the Exhibits to the Registrant's Current Report on Form 8-K as filed on July 18, 1996, as amended by Form 8-K/A as filed on September 16, 1996, Form 8-K/A as filed on November 1, 1996 and Form 8-K/A as filed on November 6, 1996.
(4) Incorporated by reference to the Exhibits to the Registrant's to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 1996, as filed on May 16, 1996.
(5) Incorporated by reference to the Exhibits to the Registrant's Current Report on Form 8-K as filed on April 15, 1996, as amended by Form 8-K/A as filed on June 12, 1996.
(6) Incorporated by reference to the Exhibits to the Registrant's Current Report on Form 8-K as filed on May 3, 1996.
(7) Incorporated by reference to the Exhibits to the Registrant's Transition Report on Form 10-K as filed on June 12, 1996.
(8) Incorporated by reference to the Exhibits to the Registrant's Registration Statement on Form S-8, No. 333-09731 as filed on August 7, 1996.


ITEM 17.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.


                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the Registration Statement.


         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, Arizona, on this 6th day of November, 1996.


                                           DenAmerica Corp.


                                           By: /s/ Jack M. Lloyd
                                               ---------------------------------
                                                Jack M. Lloyd
                                                Chairman of the Board, President
                                                and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                         TITLE                               DATE
                ---------                         -----                               ----
/s/ Jack M. Lloyd                     Chairman of the Board, President,            November 6, 1996
-----------------------------------   Chief Executive Officer, and Director
Jack M. Lloyd                         (Principal Executive Officer)


/s/ William J. Howard                 Executive Vice President,Secretary,          November 6, 1996
-----------------------------------   and Director
William J. Howard

/s/ William G. Cox                    Chief Operating Officer and Director         November 6, 1996
-----------------------------------
William G. Cox

/s/ Todd S. Brown                     Vice President, Chief Financial Officer,     November 6, 1996
-----------------------------------   Treasurer, and Director (Principal
Todd S. Brown                         Financial and Accounting Officer)

/s/ John M. Holliman, III*            Director                                     November 6, 1996
-----------------------------------
John M. Holliman, III

/s/ C. Alan MacDonald*                Director                                     November 6, 1996
-----------------------------------
C. Alan MacDonald

/s/ Fred W. Martin*                   Director                                     November 6, 1996
-----------------------------------
Fred W. Martin

                                      Director                                     November  , 1996
-----------------------------------
Philip B. Smith

*By:  /s/ Todd S. Brown                                                            November 6, 1996
    -------------------------------
         Todd S. Brown
         Attorney in Fact